# Financial Statements

**Individual and Consolidated**
**(A free translation of the original in Portuguese)**

**Years ended December 31, 2024 and 2023**

Financial Statements, Individual and Consolidated | 2024 a 2023

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Financial Statements, Individual and Consolidated | 2024 a 2023

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Financial Statements, Individual and Consolidated | 2024 a 2023

Statements of Financial Position

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	12.31.24	12.31.23	12.31.24	12.31.23	LIABILITIES	Note	12.31.24	12.31.23	12.31.24	12.31.23
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	3,989,024	4,701,549	11,165,364	9,264,664	Loans and borrowings	15	952,565	2,237,214	1,230,273	2,451,838
Marketable securities	5	894,060	412,107	894,080	447,878	Trade accounts payable	16	12,227,480	14,011,988	13,558,284	12,592,006
Trade receivables	6	7,834,133	5,655,967	6,075,013	4,766,071	Lease	17.2	847,407	835,154	1,014,813	944,326
Notes receivable	6	32,302	64,731	32,302	64,731	Payroll, related charges and employee profit sharing		1,348,225	886,974	1,557,051	984,457
Inventories	7	4,289,502	4,717,540	6,728,002	6,628,890	Taxes payable		292,069	316,600	1,141,951	585,129
Biological assets	8	2,659,317	2,580,383	2,844,633	2,702,164	Derivative financial instruments	23	382,976	74,112	382,976	76,940
Recoverable taxes	9	1,393,036	1,210,028	2,214,186	1,517,548	Provision for tax, civil and labor risks	20	687,712	717,119	692,650	720,187
Derivative financial instruments	23	63,033	109,222	63,033	109,222	Employee benefits	19.2	63,959	58,894	95,276	86,423
Prepaid expenses		126,189	126,557	176,290	166,230	Customer advances		222,055	6,320	475,650	290,279
Advances		57,397	64,677	114,469	123,319	Advances from related parties	28	6,859,502	6,119,677	-	-
Restricted cash		1,674	-	276,025	13,814	Other current liabilities		229,723	282,712	671,653	658,763
Assets held for sale		3,445	684	3,445	7,204
Other current assets		264,907	132,989	243,643	142,527
Total current assets		21,608,019	19,776,434	30,830,485	25,954,262	Total current liabilities		24,113,673	25,546,764	20,820,577	19,390,348

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	16,827,677	15,462,088	19,510,275	17,643,710
Marketable securities	5	18,450	16,490	323,811	319,995	Trade accounts payable	16	11,766	422	11,766	422
Trade receivables	6	21,726	5,897	22,620	5,897	Lease	17.2	2,746,294	2,624,979	2,978,116	2,777,521
Notes receivable	6	8,035	1,530	8,035	1,530	Taxes payable		76,121	88,211	77,854	90,669
Recoverable taxes	9	4,529,397	4,981,378	4,545,446	5,000,740	Provision for tax, civil and labor risks	20	1,493,517	442,621	1,539,464	482,983
Deferred income taxes	10	2,238,313	2,054,826	2,331,012	2,113,108	Deferred income taxes	10	-	-	1,933	60,125
Judicial deposits	11	408,039	405,450	422,333	415,718	Liabilities with related parties	28	2,535	52,581	-	-
Biological assets	8	1,685,731	1,788,383	1,787,237	1,858,316	Employee benefits	19.2	248,200	264,731	467,127	454,398
Derivative financial instruments	23	251,570	529,830	251,570	529,830	Derivative financial instruments	23	236,206	59,819	236,206	59,819
Restricted cash		32,501	30,952	60,790	72,395	Other non-current liabilities		354,469	286,982	532,554	668,439
Other non-current assets		213,717	148,262	221,014	153,052
Total long-term receivables		9,407,479	9,962,998	9,973,868	10,470,581	Total non-current liabilities		21,996,785	19,282,434	25,355,295	22,238,086

						EQUITY	21
						Capital		13,349,156	13,349,156	13,349,156	13,349,156
						Capital reserves		2,763,364	2,763,364	2,763,364	2,763,364
						Profit reserves		2,079,253	-	2,079,253	-
Investments	12	13,925,719	13,683,725	129,283	97,895	Other equity transactions		(141,608)	(70,106)	(141,608)	(70,106)
Property, plant and equipment	13	13,062,018	13,127,930	15,068,229	14,608,914	Treasury shares		(1,345,657)	(96,145)	(1,345,657)	(96,145)
Intangible assets	14	3,192,874	3,201,539	6,673,211	6,140,438	Other comprehensive loss		(1,618,857)	(1,022,841)	(1,618,857)	(1,022,841)
						Attributable to controlling shareholders		15,085,651	14,923,428	15,085,651	14,923,428
						Non-controlling interests		-	-	1,413,553	720,228
Total non-current assets		39,588,090	39,976,192	31,844,591	31,317,828	Total equity		15,085,651	14,923,428	16,499,204	15,643,656
TOTAL ASSETS		61,196,109	59,752,626	62,675,076	57,272,090	TOTAL LIABILITIES AND EQUITY		61,196,109	59,752,626	62,675,076	57,272,090

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais).

4

Financial Statements, Individual and Consolidated | 2024 a 2023

Statements of Income (Loss)

		Parent company		Consolidated
	Note	12.31.24	12.31.23	12.31.24	12.31.23
NET SALES	25	52,506,272	47,580,919	61,379,038	53,615,440
Cost of sales	26	(38,125,758)	(38,216,023)	(45,543,222)	(44,781,739)
GROSS PROFIT		14,380,514	9,364,896	15,835,816	8,833,701
OPERATING INCOME (EXPENSES)
Selling expenses	26	(6,856,244)	(6,589,753)	(8,082,662)	(7,454,163)
General and administrative expenses	26	(549,235)	(475,584)	(953,059)	(757,836)
Impairment loss on trade receivables	6; 26	(13,473)	(24,072)	(28,817)	(32,809)
Other operating income (expenses), net	26	(83,816)	241,421	82,783	250,512
Income from associates and joint ventures	12	3,177,505	(2,076,089)	(13,675)	(3,264)
INCOME BEFORE FINANCIAL RESULTS AND INCOME TAXES		10,055,251	440,819	6,840,386	836,141
Financial income		744,173	905,205	1,225,792	1,202,520
Financial expenses		(3,822,822)	(4,210,966)	(3,645,839)	(4,136,312)
Foreign exchange and monetary variations		(2,812,197)	597,019	629,534	112,945
FINANCIAL INCOME (EXPENSES), NET	27	(5,890,846)	(2,708,742)	(1,790,513)	(2,820,847)
INCOME (LOSS) BEFORE TAXES		4,164,405	(2,267,923)	5,049,873	(1,984,706)
Income taxes	10	(951,131)	239,364	(1,357,969)	115,854
INCOME (LOSS) FOR THE YEAR		3,213,274	(2,028,559)	3,691,904	(1,868,852)

Income (Loss) Attributable to
Controlling shareholders		3,213,274	(2,028,559)	3,213,274	(2,028,559)
Non-controlling interest		-	-	478,630	159,707
		3,213,274	(2,028,559)	3,691,904	(1,868,852)

INCOME (LOSS) PER SHARE
Weighted average shares outstanding - basic				1,653,093,656	1,360,268,402
Loss per share - basic	22			1.94379	(1.49129)
Weighted average shares outstanding - diluted				1,655,501,136	1,360,268,402
Income (Loss) per share - diluted	22			1.94097	(1.49129)

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais).

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Financial Statements, Individual and Consolidated | 2024 a 2023

Statements of Comprehensive Income (Loss)

		Parent company		Consolidated
	Note	12.31.24	12.31.23	12.31.24	12.31.23
Income (loss) for the year		3,213,274	(2,028,559)	3,691,904	(1,868,852)
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation of foreign operations		122,951	(169,326)	348,503	(309,065)
Gain (loss) on net investment hedge (1)		(339,101)	145,328	(339,101)	145,328
Cash flow hedges – effective portion of changes in fair value (1)		(549,520)	130,182	(549,182)	130,600
Cash flow hedges – reclassified to profit or loss	23	236,988	242,776	236,988	242,776
Debt investments measured at FVTOCI (1) - changes in fair value	5	(46,529)	-	(46,529)	-
Items that are or may be reclassified subsequently to profit or loss		(575,211)	348,960	(349,321)	209,639
Actuarial gains (losses) on pension and post-employment plans (1)	19.2	(8,827)	(1,523)	(19,763)	(42,225)
Items that will not be reclassified to profit or loss		(8,827)	(1,523)	(19,763)	(42,225)
Comprehensive income (loss) for the year		2,629,236	(1,681,122)	3,322,820	(1,701,438)
Attributable to
Controlling shareholders		2,629,236	(1,681,122)	2,629,236	(1,681,122)
Non-controlling interest		-	-	693,584	(20,316)
		2,629,236	(1,681,122)	3,322,820	(1,701,438)
(1)	Items above are stated net of deferred taxes on income and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais).

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Financial Statements, Individual and Consolidated | 2024 a 2023

Statements of Changes in Equity

	Attributed to controlling shareholders
					Income reserves				Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Legal reserve	Reserve for capital increases	Reserve for expansion	Reserve for tax incentives	Accumulated foreign currency translation adjustments	Gains (losses) on marketable securities at FVTOCI (2)	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Accumulated aearnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2022	12,835,915	2,338,476	(77,825)	(109,727)	-	-	-	-	(1,024,897)	-	(307,389)	(21,472)	(2,363,073)	11,270,008	552,861	11,822,869
Comprehensive income (loss) (1)
Losses on foreign currency translation of foreign operations	-	-	-	-	-	-	-	-	(169,326)	-	-	-	-	(169,326)	(139,739)	(309,065)
Gains on net investment hedge	-	-	-	-					145,328	-	-	-	-	145,328	-	145,328
Unrealized gains in cash flow hedge	-	-	-	-	-	-	-	-	-	-	372,958	-	-	372,958	418	373,376
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	-	(1,523)	-	(1,523)	(40,702)	(42,225)
Income (loss) for the year	-	-	-	-	-	-	-	-	-	-	-	-	(2,028,559)	(2,028,559)	159,707	(1,868,852)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	-				(23,998)	-	372,958	(1,523)	(2,028,559)	(1,681,122)	(20,316)	(1,701,438)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	-	-	-	-	-	(16,520)	16,520	-	-	-
Capital increase through issuance of shares	600,000	4,800,000		-	-	-	-	-	-	-	-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares	(86,759)	-		-		-	-	-	-	-	-	-	-	(86,759)	-	(86,759)
Capital increase in subsidiaries	-	-	-	-					-		-	-	-	-	187,777	187,777
Appropriation of income (loss)
Dividends	-	-	-	-	-	-		-	-	-	-	-	-	-	(94)	(94)
Compensation of accumulated losses with capital reserve	-	(4,375,112)		-	-		-	-	-	-	-	-	4,375,112	-	-	-
Share-based payments	-	-	7,719	13,582	-	-	-	-	-	-	-	-	-	21,301	-	21,301
BALANCES AT DECEMBER 31, 2023	13,349,156	2,763,364	(70,106)	(96,145)	-	-	-	-	(1,048,895)	-	65,569	(39,515)	-	14,923,428	720,228	15,643,656
Comprehensive income (loss) (1)
Gain on foreign currency translation of foreign operations	-	-	-	-	-	-	-	-	122,951	-	-	-	-	122,951	225,552	348,503
Loss on net investment hedge	-	-	-	-					(339,101)	-	-	-	-	(339,101)	-	(339,101)
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	-	-	-	-	-	(312,532)	-	-	(312,532)	338	(312,194)
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	-	(8,827)	-	(8,827)	(10,936)	(19,763)
Realized loss in marketable securities at FVTOCI (2)	-	-	-	-	-	-		-	-	(46,529)	-	-	-	(46,529)	-	(46,529)
Income for the year	-	-	-	-	-	-	-	-	-	-	-	-	3,213,274	3,213,274	478,630	3,691,904
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	-				(216,150)	(46,529)	(312,532)	(8,827)	3,213,274	2,629,236	693,584	3,322,820
Employee benefits remeasurement - defined benefit	-	-	-	-					-	-	-	(11,978)	11,978	-	-	-
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(259)	(259)
Interest on shareholders' equity - R$0.69325 per outstanding share at the end of exercise	-	-		-	-	-	-	-	-	-	-	-	(1,145,999)	(1,145,999)	-	(1,145,999)
Legal reserve	-	-		-	160,664	-	-	-	-	-	-	-	(160,664)	-	-	-
Reserve for expansion	-	-		-	-	-	796,275	-	-	-	-	-	(796,275)	-	-	-
Reserve for capital increases	-	-		-	-	482,573	-	-	-	-	-	-	(482,573)	-	-	-
Reserve for tax incentives	-	-		-	-	-	-	639,741	-	-	-	-	(639,741)	-	-	-
Share-based payments	-	-	(71,502)	38,730	-	-	-	-	-	-	-	-	-	(32,772)	-	(32,772)
Acquisition of treasury shares	-	-	-	(1,288,242)	-	-	-	-	-	-	-	-	-	(1,288,242)	-	(1,288,242)
BALANCES AT DECEMBER 31, 2024	13,349,156	2,763,364	(141,608)	(1,345,657)	160,664	482,573	796,275	639,741	(1,265,045)	(46,529)	(246,963)	(60,320)	-	15,085,651	1,413,553	16,499,204
(1)	All changes in Other Comprehensive Income are presented net of deferred income taxes, when applicable, which are disclosed in note 10.
(2)	FVTOCI: Fair Value through Other Comprehensive Income.

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais).

7

Financial Statements, Individual and Consolidated | 2024 a 2023

Statements of Cash Flows

	Parent company		Consolidated
	12.31.24	12.31.23	12.31.24	12.31.23
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	3,213,274	(2,028,559)	3,691,904	(1,868,852)
Adjustments for:
Depreciation and amortization	1,524,052	1,463,385	2,006,113	1,834,232
Depreciation and depletion of biological assets	1,338,942	1,293,193	1,518,391	1,390,550
Result on disposal of property, plant and equipments, investment and intangible	5,880	(62,638)	(163,983)	(63,229)
Provision for tax, civil and labor risks	1,342,558	273,037	1,349,026	271,063
Income from investments under the equity method	(3,177,505)	2,076,089	13,675	3,264
Financial results, net	5,890,846	2,708,742	1,790,513	2,820,850
Deferred income tax	99,501	(262,197)	8,180	(244,172)
Other	661,791	(220,971)	808,446	(159,748)
	10,899,339	5,240,081	11,022,265	3,983,958
Changes in assets and liabilities:
Trade accounts and notes receivables	(1,739,038)	496,745	(14,552)	(606,550)
Inventories	450,331	1,479,701	545,882	1,961,810
Biological assets - current	(78,934)	422,875	(134,427)	385,027
Trade accounts payable	(3,473,637)	(2,682,608)	(1,155,516)	(3,295,127)
Cash generated by operating activities	6,058,061	4,956,794	10,263,652	2,429,118

Redemptions (investments) in securities at FVTPL (1)	272,829	(1,419)	272,942	18,768
Interest received	549,291	310,918	923,798	455,827
Dividends and interest on shareholders' equity received	13	423	-	(851)
Payment of tax, civil and labor provisions	(261,362)	(398,455)	(260,967)	(397,872)
Derivative financial instruments	(142,564)	77,197	(154,476)	(237,773)
Other operating assets and liabilities (2)	2,563,629	(2,033,262)	(268,207)	1,672,180
Net cash provided by operating activities	9,039,897	2,912,196	10,776,742	3,939,397

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (additions) on investments in securities at amortized cost	-	-	36,425	(60,711)
Investments in securities at FVTOCI (3)	(886,751)	-	(886,751)	-
Redemption of restricted cash	-	-	(258,484)	12,851
Additions to property, plant and equipment	(736,165)	(715,409)	(809,765)	(791,817)
Additions to biological assets - non-current	(1,324,126)	(1,348,395)	(1,454,225)	(1,457,174)
Proceeds from disposals of property, plant, equipments and investment	78,338	167,704	78,339	167,704
Additions to intangible	(156,597)	(162,179)	(158,945)	(167,601)
Capital increase in affiliates	(45,173)	(768)	(45,173)	(768)
Capital increase in subsidiaries	1,048	-	-	183,672
Net cash used in investing activities	(3,069,426)	(2,059,047)	(3,498,579)	(2,113,844)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt issuance	2,014,178	2,153,375	2,344,762	3,836,483
Repayment of debt	(3,635,263)	(4,876,320)	(3,986,019)	(6,889,936)
Payment of interest	(1,429,307)	(1,463,122)	(1,676,827)	(1,679,825)
Payment of interest derivatives - fair value hedge	(110,043)	(699,345)	(110,041)	(699,345)
Capital increase through issuance of shares	-	5,313,241	-	5,313,241
Treasury shares acquisition	(1,288,242)	-	(1,288,242)	-
Dividends and interests on shareholders' equity paid	(1,144,313)	-	(1,144,453)	-
Payment of lease liabilities	(659,462)	(568,004)	(866,492)	(742,455)
Net cash used in financing activities	(6,252,452)	(140,175)	(6,727,312)	(861,837)

Effect of exchange rate variation on cash and cash equivalents	(430,544)	4,504	1,349,849	170,019
Net increase (decrease) in cash and cash equivalents	(712,525)	717,478	1,900,700	1,133,735
Balance at the beginning of the year	4,701,549	3,984,071	9,264,664	8,130,929
Balance at the end of the year	3,989,024	4,701,549	11,165,364	9,264,664
(1)	FVTPL: Fair Value through Profit or Loss.
(2)	In the Parent Company, mainly includes the effects of export advances made with subsidiaries, in the amount of R$472,003 in the year ended on December 31, 2024 (in the amount of R$(2,387,285) in the year ended on December 31, 2023).
(3)	FVTOCI: Fair Value through Other Comprehensive Income.

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais)

8

Financial Statements, Individual and Consolidated | 2024 a 2023

Statements of Value Added

	Parent company		Consolidated
	12.31.24	12.31.23	12.31.24	12.31.23
1 - REVENUES	58,114,214	52,937,957	67,504,305	59,335,719
Sales of goods and products	57,495,827	52,015,894	66,676,067	58,359,983
Other income	(82,188)	240,682	84,411	249,773
Revenue related to construction of own assets	714,048	705,453	772,644	758,772
Expected credit losses	(13,473)	(24,072)	(28,817)	(32,809)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(35,885,237)	(36,621,936)	(42,575,567)	(42,868,984)
Costs of goods sold	(30,157,660)	(31,001,432)	(36,238,215)	(36,890,081)
Materials, energy, third parties services and other	(5,749,870)	(5,710,704)	(6,367,592)	(6,071,691)
Reversal for inventories losses	22,293	90,200	30,240	92,788
3 - GROSS ADDED VALUE (1-2)	22,228,977	16,316,021	24,928,738	16,466,735
4 - DEPRECIATION AND AMORTIZATION	(2,862,994)	(2,756,578)	(3,524,504)	(3,224,782)
5 - NET ADDED VALUE (3-4)	19,365,983	13,559,443	21,404,234	13,241,953

6 - VALUE ADDED RECEIVED THROUGH TRANSFER	3,920,011	(1,170,144)	1,210,271	1,199,995
Income from associates and joint ventures	3,177,505	(2,076,089)	(13,675)	(3,264)
Financial income	744,173	905,205	1,225,792	1,202,519
Others	(1,667)	740	(1,846)	740

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	23,285,994	12,389,299	22,614,505	14,441,948

8 - DISTRIBUTION OF ADDED VALUE	23,285,994	12,389,299	22,614,505	14,441,948
Payroll	6,776,699	5,875,185	8,292,382	6,741,308
Salaries	4,456,104	4,069,305	5,554,432	4,825,321
Benefits	1,997,860	1,504,043	2,382,752	1,594,557
Government severance indemnity fund for employees	322,735	301,837	355,198	321,430
Taxes, Fees and Contributions	6,480,613	4,717,506	7,342,214	5,239,440
Federal	3,199,060	1,549,016	3,829,208	1,835,969
State	3,225,234	3,116,249	3,443,851	3,342,680
Municipal	56,319	52,241	69,155	60,791
Capital Remuneration from Third Parties	6,815,408	3,825,167	3,288,005	4,330,052
Interests, including exchange variation	6,667,151	3,665,171	3,050,306	4,080,237
Rents	148,257	159,996	237,699	249,815
Interest on Own-Capital	3,213,274	(2,028,559)	3,691,904	(1,868,852)
Interest on shareholders' equity	1,145,999	-	1,145,999	-
Income (loss) for the year	2,067,275	(2,028,559)	2,067,275	(2,028,559)
Non-controlling interest	-	-	478,630	159,707

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais)

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2024 RESULTS

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The Company's cash conversion cycle ended the year at 4.1 days, representing a 1.7-day reduction compared to 2023. The company continues to make efforts to optimize its working capital programs, which allow the company to remain efficient in liquidity management, optimizing cash conversion and ensuring greater financial flexibility.

# Investment Cash Flow

Investment cash flow resulted in a total expenditure of R$ 3,256 billion in 2024, an increase of R$ 448 million compared to the previous year, driven by a lower cash inflow from asset sales compared to 2023. In 4Q24, cash outflows totaled R$ 1,036 billion, R$ 295 million higher than in 4Q23.

In the quarter, R$ 388 million was allocated to growth, efficiency, and support; R$ 357 million to biological assets, and R$ 250 million to leasing and other expenses, as detailed in the table below:

| CAPEX (Million R$) | 4Q24 | 4Q23 | Chg. % y/y | 3Q24 | Chg. % q/q | 2024 | 2023 | Chg. % y/y |
|---|---|---|---|---|---|---|---|---|
| Growth | (74) | (19) | 290.6% | (14) | 421.8% | (117) | (152) | (23.2%) |
| Efficieny | (53) | (48) | 9.9% | (58) | (9.1%) | (208) | (209) | (0.8%) |
| Support | (261) | (127) | 105.8% | (151) | 72.9% | (672) | (594) | 13.0% |
| Biological Assets | (357) | (334) | 6.9% | (335) | 6.8% | (1,370) | (1,388) | (1.3%) |
| Commercial Lease and Others | (250) | (213) | 17.4% | (228) | 9.5% | (923) | (816) | 13.1% |
| **Total** | **(995)** | **(741)** | **34.3%** | **(785)** | **26.6%** | **(3,289)** | **(3,160)** | **4.1%** |
| Total M&A and sales of assets | (41) | (0) | 9082.4% | 16 | (357.4%) | 33 | 351 | (90.6%) |
| **Total - CAPEX + M&A and sales of assets** | **(1,036)** | **(741)** | **39.8%** | **(769)** | **34.7%** | **(3,256)** | **(2,808)** | **15.9%** |

Among the main projects in 4Q24 are the following:

## Growth

- Investments in production units to seek new authorizations to export and increase production capacity for both domestic and international markets, highlighting the units in Kezad – United Arab Emirates, Concórdia – SC, Toledo – PR, and Lucas do Rio Verde – MT.

## Efficiency

- Improvement in agricultural efficiency and cost reduction in feed mills, with emphasis on the units in Toledo – PR, Nova Mutum – MT, and Rio Verde – GO;
- Projects in poultry processing plants to enhance raw material yield, highlighting the production units in Lucas do Rio Verde – MT, Concórdia – SC, and Toledo – PR;
- Projects in swine processing plants to optimize raw material yield, with emphasis on the production units in Rio Verde – GO, Lucas do Rio Verde – MT, and Uberlândia – MG;
- Projects in processed food plants to improve the yield of finished products, highlighting the production units in Lucas do Rio Verde – MT, Ponta Grossa – PR, and Capinzal – SC;
- Advancement in the digital transformation journey with tools that enhance operational efficiency in logistics, sales management, and planning processes;
- Implementation of post-evisceration washing cabins in poultry slaughter units;
- Energy resource efficiency improvements in the units of Concórdia – SC and Toledo – PR.

## Support

- Adaptation of units and offices to comply with regulations and legislation, renewal of operating licenses, replacement of depreciated assets, recovery of damaged assets, and improvements in working conditions, with investments focused on the units in Carambeí – PR, Lucas do Rio Verde – MT, Concórdia – SC, Guatambu – SC, Rio Verde – GO, Toledo – PR, Videira – SC, and Kezad – United Arab Emirates.
- Continuation of the renewal of licenses necessary for maintaining the Company's activities and updating management and operational support resources related to Information Technology;
- Maintenance of forestry and poultry transport operations.

Management Report | 2024

23

brf

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1.	Company’s Operations

BRF S.A. (“BRF”), and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at 475 Jorge Tzachel Street, Fazenda District, Itajaí - Santa Catarina and the main business office is in São Paulo city.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine, pet food and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix, Banvit, Biofresh and Gran Plus, present mainly in Brazil, Turkey and Middle Eastern countries.

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1.1.	Equity interest
				% equity interest
Entity		Main activity	Country	12.31.24	12.31.23
Direct subsidiaries
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Foods UK Ltd.		Administrative and marketing services	England	100.00	100.00
BRF GmbH		Holding	Austria	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
MBR Investimentos Ltda.	(f)	Holding, management of companies and assets	Brazil	100.00	100.00
Sadia Alimentos S.A.U.		Holding	Argentina	100.00	100.00
Sadia Uruguay S.A.	(g)	Import and commercialization of products	Uruguay	100.00	100.00
Vip S.A. Empreendimentos e Participações Imobiliárias	(f)	Commercialization of owned real state	Brazil	-	100.00

Indirect subsidiaries
Al Khan Foodstuff LLC ("AKF")	(b)	Import, commercialization and distribution of products	Oman	70.00	70.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	UAE (1)	100.00	100.00
Badi Ltd.		Holding	UAE (1)	100.00	100.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik Üretim Ltd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	-	100.00
BRF Arabia Holding Company JCS		Holding	Saudi Arabia	70.00	70.00
BRF Arabia Food Industry Ltd.	(l)	Preparation and preservation of meat, fish, crustaceans and mollusks and production of oils and animal and plant based fats	Saudi Arabia	100.00	-
BRF Foods GmbH	(h)	Industrialization, import and commercialization of products	Austria	100.00	100.00
BRF Foods LLC	(h)	Industrialization, import and commercialization of products	UAE (1)	100.00	-
BRF Foods LLC	(d)	Import, industrialization and commercialization of products	Russia	-	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	100.00	100.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Kuwait Food Supply Management Co.	(b)	Import, commercialization and distribution of products	Kuwait	49.00	49.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
Buenos Aires Fortune S.A.	(e)	Holding	Argentina	-	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	100.00	100.00
Eclipse Latam Holdings	(k)	Holding	Spain	-	100.00
Federal Foods LLC	(b)	Import, commercialization and distribution of products	UAE (1)	49.00	49.00
Federal Foods Qatar	(b)	Import, commercialization and distribution of products	Qatar	49.00	49.00
Hercosul Alimentos Ltda.	(m)	Manufacturing and sale of animal feed	Brazil	100.00	100.00
Hercosul Distribuição Ltda.	(m)	Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	100.00
Hercosul International S.R.L.		Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	100.00	100.00
Hercosul Soluções em Transportes Ltda.		Road freight	Brazil	100.00	100.00
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00
Mogiana Alimentos S.A.		Manufacturing, distribution and sale of Pet Food products	Brazil	100.00	100.00
Nutrinvestments BV	(j)	Holding	The Netherlands	-	100.00
One Foods Holdings Ltd.		Holding	UAE (1)	100.00	100.00
Perdigão Europe Lda.	(i)	Import, export of products and administrative services	Portugal	-	100.00
ProudFood Lda.		Import and commercialization of products	Angola	100.00	100.00
PSA Laboratório Veterinário Ltda.	(f)	Veterinary activities	Brazil	-	100.00
Sadia Chile SpA		Import, export and commercialization of products	Chile	100.00	100.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00

Affiliated
Potengi Holdings S.A.	(c)	Holding	Brazil	50.00	50.00
PR-SAD Administração de Bem Próprio S.A.		Management of assets	Brazil	33.33	33.33

(1) UAE – United Arab Emirates

(a)	On September 09, 2024, the subsidiary Banvit Enerji ve Elektric Üretim Ltd. Sti. was dissolved.
(b)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(c)	Affiliated with a subsidiary of Auren Energia S.A., whose economic stake is 24% (note 12). On 10.09.24 a share capital increase was approved in the total amount of R$94,221, of which R$22,613 by BRF S.A. And on 12.11.24 a share capital increase was approved in the total amount of R$94,000, of which R$22,560 by BRF S.A.
(d)	On January 15, 2024, the subsidiary BRF Foods LLC (Russia) was dissolved.

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(e)	On March 19, 2024, the subsidiary Buenos Aires Fortune S.A. was dissolved.
(f)	On March 28, 2024, the subsidiaries VIP S.A. Empreendimentos e Participações Imobiliárias and PSA Laboratório Veterinário Ltda. were merged into BRF S.A. and the indirect subsidiary BRF Investimentos Ltda. became direct subsidiary of da BRF S.A. On December 23, 2024, the name of BRF Investimentos Ltda. became MBR Investimentos Ltda.
(g)	On March 31, 2024, the share capital of the subsidiary Sadia Uruguay S.A. was reduced by UYU 415,000 (R$55,365), and on June 17, 24 there was a further capital reduction of UYU 415,000 (R$58,515).
(h)	The BRF Foods GmbH, an Austrian company, had a subsidiary in the United Arab Emirates, which on April 05, 24 was converted into a limited company called BRF Foods LLC (UAE). On February 01, 2025, this subsidiary was merged into BRF GmbH.
(i)	On April 29, 2024, the subsidiary Perdigão Europe Lda. was dissolved.
(j)	On July 19, 2024, the subsidiary Nutrinvestments BV was dissolved.
(k)	On November 08, 2024, the subsidiary Eclipse Latam Holdings was dissolved.
(l)	On November 28, 2024, the company BRF Arabia Food Industry Ltd. was incorporated, a wholly owned subsidiary of the company BRF Arabia Holding Company JCS.
(m)	On January 02, 2025, the subsidiaries Hercosul Alimentos Ltda. and Hercosul Distribuição Ltda. were merged into Mogiana Alimentos S.A.

Location of Subsidiaries and Affiliates

1.2.	Climate events in Rio Grande do Sul

On May 1st, 2024, Rio Grande do Sul declared a state of public calamity throughout its territory affected by extreme weather events causing material and environmental damage, with the destruction of homes, roads and bridges, as well as the compromise of the functioning of local and regional public and private institutions and the closure of public roads.

The Company was affected by total and partial shutdowns in its regional operations, industrial complexes, distribution centers and support offices, and made the necessary efforts to resume operations.

Due to these weather events, the Company incurred losses and additional expenses, mainly related to the agricultural and industrial production process, structural and equipment repairs and expenses with donations, which are presented in the financial statements, net of partial advances, under the following items:

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Financial Statements, Individual and Consolidated | 2024 a 2023

Parent Company and Consolidated
12.31.24
Cost of sales	(104,418)
Selling expenses	(3,774)
General and administrative expenses	(4,509)
(112,701)

The Company has insurance policies for events of this nature and continue in the process of regulating this claim in Rio Grande do Sul.

1.3.	Incident at the plant in Carambeí - PR

On August 1st, 2024, the Company informed its shareholders and the market in general that a fire had occurred in part of its Carambeí - PR unit. There were no fatalities and all employees were safe. In the same month, the Company was able to gradually resume operations at the unit.

Due to the fire, the Company recognized in its income statement for the period expenses mainly related to losses in the production process, expenses for structural and equipment repairs, as well as partial reimbursement of the loss, generating a practically neutral impact up to the date of approval of these financial statements.

The Company has insurance policies for events of this nature and continue in the process of regulating this claim in Carambeí - PR.

1.4.	Acquisition of stake in Addoha Poultry Company

On October 31, 2024, BRF Arabia Holding Company (“BRF Arabia”), joint venture 70% owned by BRF and 30% by Halal Products Development Company, a wholly owned subsidiary of the Public Investment Fund da Arabia Saudita (“PIF”), has entered into a binding agreement to acquire 26% da Addoha Poultry Company, a company that operates in the slaughtering of poultry in the Kingdom of Saudi Arabia.

The transaction has a total value of SAR316,200 equivalent to R$511,105, of which SAR216,200 equivalent to R$349,466 will be paid into Addoha. On January 14, 2025, a shareholders' agreement was signed between BRF Arabia and the current shareholders of Addoha, ensuring effective participation in the company's management and allowing the know-how of BRF and HPDC to contribute to maximizing synergies between the entities.

On the same date the company completed the acquisition, Addoha being an associate of BRF, which will have its investment accounted for using the equity method.

1.5.	Acquisition of processed foods factory in Henan Province in China

On November 20, 2024, BRF GmbH, a wholly owned subsidiary of the Company, has signed a binding agreement with Henan Best Foods Co. Ltd., a subsidiary of the OSI Group, a U.S.-based company specializing in food processing, to acquire a processed foods factory in Henan Province, China.

The total value of the transaction is U$42,700 equivalent to R$246,563. The Factory has two food processing lines with an annual capacity of 28,000 tons and the potential to expand to two additional lines.

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Financial Statements, Individual and Consolidated | 2024 a 2023

Completion is subject to the fulfillment of applicable conditions precedent for transactions of this nature, including regulatory approvals and corporate restructuring of the assets that comprise the Factory.

1.6.    Term sheet Gelprime

On December 17, 2024, MBR Investimentos Ltda., a company controlled by BRF, has signed a term sheet with the companies Viposa Participações Ltda., Indústria e Comércio de Couros Britali Ltda. and Vanz Holding Ltda., holders of 100% (one hundred percent) of the capital stock of Gelprime Indústria e Comércio de Produtos Alimentos Ltda. ("Gelprime"), a company that produces, sells and distributes gelatin and collagen through the processing of animal origin raw material.

The Term Sheet establishes the main terms and conditions for the acquisition, by MBR, of 50% of Gelprime capital stock ("Acquisition") for the value of R$ 312,500, subject to possible adjustment.

The closing of the transaction is subject to the negotiation and execution of the definitive documents and the approval by the Brazilian antitrust authorities.

1.7.    Acquisition of stake in joint venture PlantPlus Foods, LLC.

On November 7, 2009, Marfrig Global Foods (“Marfrig”) and Archer-Daniels-Midland Company (“ADM”) mutually agreed to dissolve their partnership through a joint venture called PlantPlus Foods, LLC (“PlantPlus LLC”) located in the United States, in which Marfrig held a 70% stake, responsible for the operation, production and distribution of the products, and ADM held a 30% stake, through the supply of ingredients and technical know-how for the development of plant-based products.

Considering that ADM expressed an interest in discontinuing its participation in the joint venture and the existence of synergies between PlantPlus LLC's product portfolio and BRF's, the Company took over ADM's 30% stake in PlantPlus LLC and 0.29% in PlantPlus Foods Brasil Ltda, with no cash disbursement to BRF, nor assumption of obligations.

The operation was approved without reservations by the Administrative Council for Economic Defense (“CADE”) and, on January 23, 2025, the transfer of the shares of Plant Plus LLC from ADM to BRF was completed.

The investment in the joint venture PlantPlus LLC will be accounted for using the equity method.

2.	Basis of Preparation and Presentation of Financial Statements

The Parent Company’s and Consolidated financial statements were prepared in accordance with i) the accounting practices adopted in Brazil, which include those included in Brazilian corporate legislation and the pronouncements, guidelines and technical interpretations issued by the Accounting Pronouncements Committee - ("CPC”) and approved by the Board Federal Accounting – (“CFC”) and the Securities and Exchange Commission – (“CVM”) and ii) international financial reporting standards (“IFRS”), issued by International Accounting Standards Board (“IASB”). All the relevant information applicable to the financial statements, and only them, are being evidenced and correspond to those used by administration in its management.

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The Parent Company’s and Consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

The preparation of the Parent Company’s and Consolidated financial statements require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The Parent Company’s and Consolidated financial statements were prepared based on the recoverable historical cost, except of items held at fair value as described in Note 3.2.

The Company prepared Parent Company’s and Consolidated financial statements under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	Material Accounting Policies

The material accounting policies applied in the preparation of these financial statements have been included in the respective notes and are consistent for all years presented.

3.1.	Consolidation

The Consolidated financial statements include BRF and the subsidiaries (note 1.1) of which BRF has direct or indirect control, obtained when the Company is exposed to or has right to variable returns and has the power to influence such subsidiaries.

The financial information of the subsidiaries was prepared using the same accounting policies of the Parent Company.

All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from these transactions, net of taxes. Non-controlling interests are presented separately.

Except for the associates PR-SAD Administração de Bem Próprio S.A. and Potengi Holdings S.A., in which the Company recognizes the investments by the equity method, all other entities presented in the table in note 1.1. were consolidated.

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3.2.	Functional currency and foreign currency

The financial statements are presented in Reais (R$), which is the Company's functional and presentation currency.

For transactions in foreign currency, non-monetary assets and liabilities, as well as income and expenses, are translated at the historical rate of the transaction, monetary assets and liabilities are translated at the exchange rate at the end of the year, and the cumulative effects of gains or losses on the translation of monetary items are recorded directly in the income statement for the year.

The Statements of Income (Loss) and the Statements of Cash Flows of subsidiaries with a functional currency other than the Parent Company are translated into Reais at the exchange rate obtained by averaging the daily rates for each month, assets and liabilities are translated at the exchange rate at the end of the year and other equity items are translated at the historical transaction rate. All exchange differences are recorded in Other Comprehensive Income.

The main exchange rates used by the Company to translate the financial information of subsidiaries with a currency different from the Parent Company's functional currency were as follows:

Currency	Final rate	Average rate
U.S. Dollars ("USD")	6.1923	6.0970
Euro ("EUR")	6.4363	6.3834
Turkish Liras ("TRY")	0.1751	0.1743
Argentinian Peso ("ARS")	0.0060	0.0060
Saudi Arabian Riyal ("SAR")	1.6489	1.6233
United Arab Emirates Dirhan ("AED")	1.6861	1.6601
3.3.	Hyperinflationary economies

The Company has subsidiaries in countries considered to be hyperinflationary economies, currently Turkey and Argentina, which are subject to the requirements of CPC 42 / IAS 29 - Accounting in Hyperinflationary Economies. The following practices have been adopted for these subsidiaries: non-monetary assets and liabilities, shareholders' equity and the income statement are adjusted for the change in the general purchasing power of the currency by applying a general price index. The balances of these subsidiaries were translated into the presentation currency at the exchange rate in force at the end of the year, both for equity and income items.

For new cases, when an economy becomes hyperinflationary, the correction of the balance sheet balances up to the previous year of the subsidiary in which it is located in this economy is recorded under the heading of accumulated profits and losses, since the functional currency of the Parent Company is not the currency of a hyperinflationary economy.

3.3.1. Türkiye

The inflation in the year ended December 31, 2024, was 44.4% (65.0% for the year ended on December 31, 2023). In the Consolidated financial information for the year ended December 31, 2024, the inflation adjustment affected the Income before financial results and income taxes in R$(102,540) (R$(306,213) for the year ended on December 31, 2023), and revenue was calculated which impacted Financial Result by R$341,052 (R$560,665 for the year ended December 31, 2023) and Net Profit by R$234,975 (R$210,603 in the same period of the previous year).

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3.4.2. Argentina

Inflation in the year ended on December 31, 2024, was 117.8% (211.4% for the year ended on December 31, 2023). In the Consolidated financial information for the year ended December 31, 2024, the inflation adjustment impacted the Income before Financial Results in the amount of R$(502) (R$1,474 for the year ended December 31, 2023), Financial Result by R$(6.420) (R$(11,961) for the year ended December 31, 2023) and Net Profit (Loss) by R$(10,132) (R$(12,089) for the year ended December 31, 2023).

3.4.	Accounting judgments, estimates and assumptions

The Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

Note	Accounting judgments, estimates and assumptions
25	Determination of the moment when control is transferred for revenue recognition
17	Determination or change of the probability of exercise of a renewal option or anticipated termination of the lease agreements
14	Determination of recoverable amount non-financial assets. Main assumptions: discount and growth rates
6 and 23	Determination of loss rate in the measurement of expected credit losses
8	Determination of fair value of biological assets due to significant unobservable inputs
13 and 14	Reduction factor on technical useful lives such as deterioration, obsolescence and influence of external factors when determining the useful lives of property, plant, equipment and intangible assets with definite useful life
19	Actuarial assumptions on measurement of employee benefits liabilities
20	Assessment of the loss probability and liability measurement on provision for tax, civil and labor risks
3.5.	Contingent assets

Contingent assets are possible assets to which existence needs to be confirmed by the occurrence or not of one or more uncertain future events. The Company does not record contingent assets, however when the inflow of economic benefits is more likely than not to occur, the contingent assets are disclosed.

3.6.	Employee and management profit sharing

Employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas directors are entitled to profit sharing based on the provisions of the bylaws, proposed by the Board of Directors and approved by the shareholders. The profit-sharing amount expected to be paid is recognized by function in the statement of income (loss), according to the probability of the target´s achievement.

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3.7.	Statements of Value Added

The Company prepared the individual and Consolidated statements of added value (“DVA”) under the technical pronouncement CPC 09 – Statement of Value Added, which are presented as part of the financial statements in accordance with practices adopted in Brazil. For IFRS, they do not require the presentation of these statements, and therefore it represents supplemental financial information, without prejudice to the set of financial statements.

3.8.	Standards issued but not yet effective

The following amendments to standards have been issued by IASB but are not effective for the 2024 year:

• Amendments to CPC 18 (R3) - Investments in Associates, Subsidiaries and Joint Ventures and ICPC 09 - Individual Financial Statements, Separate Financial Statements, Consolidated Financial Statements and Application of the Equity Method - Implementation on January 1, 2025;

• Amendments to IAS 21, CPC 02 (R3) - Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements and Amendments to CPC 02 (R2) - Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements and CPC 37 (R1) - Initial Adoption of International Accounting Standards - Implementation on January 1, 2025;

• Technical Guidance OCPC 10: Carbon Credits (tCO2e), Emission Allowances and Decarbonization Credits (CBIO) - Implementation on January 1, 2025.

• IAS 12 / CPC 32 – International Tax Reform – In December 2021, the Organization for Economic Cooperation and Development (“OECD”) released the rules of the Pillar Two model for international tax reform, which apply to multinational groups with consolidated revenues of €750 million or more in at least two of the last four fiscal years.

Multinational economic groups within the scope of these rules will have to calculate their effective tax rate in each country where they operate, arriving at an effective tax rate for the jurisdiction.

When the effective tax rate in the jurisdiction where the group operates is lower than the minimum rate set at 15%, the multinational group will have to pay a supplementary amount of tax on its profit, referring to the difference between this rate and the effective tax rate in the jurisdiction where the group operates.

Since 2024, the Company has been subject to the OECD's Pillar Two model rules in Austria, South Africa, the Netherlands, the United Kingdom and Turkey, with no significant impacts for these jurisdictions.

At the same time, Brazil published Provisional Measure 1.262, Normative Instruction 2.228/24 and Law 15.079/24, which instituted the Qualified Domestic Minimum Top-Up Tax (QDMTT) in the form of Additional CSLL, effective from 01.01.25, characterizing a partial adoption of the Pillar Two rules;

• CVM Resolution No. 193/23, as amended by CVM Resolution No. 219/24 - Provides for the preparation and disclosure of financial information reports related to sustainability, based on the international standard issued by the International Sustainability Standards Board (“ISSB”) - Implementation on January 1, 2026;

• Amendments to IFRS 18: Presentation and Disclosure in Financial Statements - Implementation on January 1, 2027;

• Amendments to IFRS 19: Subsidiaries without Public Liability: Disclosures - Implementation on January 1, 2027.

55

Financial Statements, Individual and Consolidated | 2024 a 2023

4.	Cash and Cash Equivalents
	Average rate (1)	Parent company		Consolidated
		12.31.24	12.31.23	12.31.24	12.31.23
Cash and bank accounts
Brazilian reais	-	269,699	145,200	296,529	160,310
Saudi riyal	-	-	-	256,879	307,151
U.S. dollar	-	162,389	99,828	630,990	768,868
Euro	-	4,603	1,392	16,995	24,506
Turkish lira	-	-	-	6,348	93,641
Other currencies	-	78	124	170,621	252,781
		436,769	246,544	1,378,362	1,607,257
Cash equivalents
In Brazilian reais
Investment funds	12.15%	4,727	4,676	4,727	4,676
Offshore note (3)	11.18%	-	-	1,501,608	-
Bank deposit certificates	12.16%	3,545,946	4,438,970	3,716,958	4,876,861
		3,550,673	4,443,646	5,223,293	4,881,537
In U.S. Dollar
Term deposit	5.22%	-	-	2,721,270	2,069,531
Overnight	-	1,582	11,359	1,582	17,570
Other currencies
Term deposit (Saudi riyal)	5.42%	-	-	959,103	612,110
Term deposit (2)		-	-	881,754	76,659
		1,582	11,359	4,563,709	2,775,870
		3,989,024	4,701,549	11,165,364	9,264,664
(1)	Weighted average annual rate.
(2)	The amounts are substantially denominated in Turkish Lira (TRY) at a weighted average rate of 49.57% (43.00% on December 31, 2023).
(3)	Investment in financial institutions in the international market, with the balance in Reais (R$), indexed to the DI.

Accounting policy:

Comprise the balances of cash, banks and financial applications of immediate liquidity whose maturities, at the time of acquisition, are equal to or less than 90 days, readily convertible into a known amount of cash and which are subject to an insignificant risk of change in value.

56

Financial Statements, Individual and Consolidated | 2024 a 2023

5.	Marketable Securities
			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		12.31.24	12.31.23	12.31.24	12.31.23
Fair value through other comprehensive income
National treasury notes (5)	8.76	R$	11.44%	859,029	-	859,029	-
Equity securities (3)	-	USD	-	-	-	15,481	12,103
Fair value through profit and loss
Financial treasury bills	1.17	R$	10.87%	35,031	412,107	35,031	412,107
Investment funds - FIDC II	1.08	R$	-	18,450	16,490	18,450	16,490
Repurchase agreement	-	R$	-	-	-	-	35,751
Other	0.08	R$	-	-	-	20	20
				53,481	428,597	53,501	464,368
Amortized cost
Sovereign bonds and other (4)	5.40	USD	6.82%	-	-	289,880	291,402
				912,510	428,597	1,217,891	767,873
Current				894,060	412,107	894,080	447,878
Non-current (6)				18,450	16,490	323,811	319,995
(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	This is represented by private and Angolan government bonds and is presented net of expected credit losses in the amount of R$22,530 (R$16,466 on December 31, 2023). The amounts refer to US Dollar Bonds at a weighted average rate of 6.82% (US Dollar 6.34% and Bonds 5.90% on December 31, 2023).
(5)	FVTOCI - Fair Value through Other Comprehensive Income R$46.529.
(6)	Maturity until May 2035.

On December 31, 2023, the amount of R$69,753 (R$9,179 on December 31, 2023) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

Accounting policy:

Comprises the balances of securities with immediate liquidity whose maturities, at the time of acquisition, are short-term. They are measured at fair value through other comprehensive income, fair value through profit or loss and amortized cost.

57

Financial Statements, Individual and Consolidated | 2024 a 2023

6.	Trade Accounts and Notes Receivable
	Parent company		Consolidated
	12.31.24	12.31.23	12.31.24	12.31.23
Trade accounts receivable
Domestic market
Third parties	2,285,150	1,729,067	2,420,942	1,860,089
Related parties	51,834	24,339	16,402	8,419
Foreign market
Third parties	2,906,380	764,750	4,395,420	3,496,442
Related parties	3,299,865	3,713,478	30,924	27,781
	8,543,229	6,231,634	6,863,688	5,392,731
( - ) Adjustment to present value ("APV")	(28,340)	(22,692)	(39,291)	(29,284)
( - ) Expected credit losses	(659,030)	(547,078)	(726,764)	(591,479)
	7,855,859	5,661,864	6,097,633	4,771,968
Current	7,834,133	5,655,967	6,075,013	4,766,071
Non-current	21,726	5,897	22,620	5,897

Notes receivable	61,628	83,863	61,628	83,863
( - ) Adjustment to present value ("APV")	(5,910)	(2,223)	(5,910)	(2,223)
( - ) Expected credit losses	(15,381)	(15,379)	(15,381)	(15,379)
	40,337	66,261	40,337	66,261
Current	32,302	64,731	32,302	64,731
Non-current (1)	8,035	1,530	8,035	1,530
(1)	At 31.12.24 the weighted average maturity is 2 years.

For sales in the foreign market on credit, the Company has insurance, letters of credit and other guarantees in the amount of R$1,441,599 (R$1,003,891 on 12/31/23), which cover 78.8% (60.9% on 12/31/23) of this modality.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund, which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil.

58

Financial Statements, Individual and Consolidated | 2024 a 2023

On December 31, 2024, FIDC BRF II has an outstanding balance of R$959,434 (R$1,072,964 for the year ended December 31, 2023) relating to these credit rights, which were derecognized from the Company's statements of financial position at the time of the assignment.

On December 31, 2024, receivables are mainly represented by receivables arising from the sale of farms and various properties not linked to production.

The movements of the expected credit losses are presented below:

Parent company			Consolidated
	12.31.24	12.31.23	12.31.24	12.31.23
Beginning balance	(547,078)	(558,328)	(591,479)	(604,167)
(Additions) reversals	(13,473)	(24,072)	(28,817)	(32,809)
Write-offs	12,418	4,790	18,451	8,539
Exchange rate variation	(110,897)	30,532	(124,919)	36,958
Ending balance	(659,030)	(547,078)	(726,764)	(591,479)

The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	12.31.24	12.31.23	12.31.24	12.31.23
Not overdue	7,749,078	5,532,133	5,904,865	4,515,445
Overdue
01 to 60 days	120,451	115,871	203,179	225,135
61 to 90 days	5,050	39,584	9,228	46,347
91 to 120 days	711	4,558	2,891	15,248
121 to 180 days	934	5,803	9,307	11,101
181 to 360 days	23,131	12,665	41,254	22,116
More than 360 days	643,874	521,020	692,964	557,339
( - ) Adjustment to present value ("APV")	(28,340)	(22,692)	(39,291)	(29,284)
( - ) Expected credit losses	(659,030)	(547,078)	(726,764)	(591,479)
	7,855,859	5,661,864	6,097,633	4,771,968

59

Financial Statements, Individual and Consolidated | 2024 a 2023

Accounting policy:

Trade accounts and notes receivables: accounts and notes receivable from customers: accounts receivable from customers are recorded at fair value and, where applicable, adjusted to their present value. The Company measures the adjustment to present value (“AVP”) on the short- and long-term balances of accounts receivable, which are recorded in a reduction account of the respective item against the items Sales revenue and Financial income (expenses), net. The rate used by the Company represents the average of the Interbank Deposit Certificates plus a spread representing the credit risk. On December 31, 2024, this rate was 14.32% p.a. (13.13% p.a. on December 31, 2023).

Assignment of receivables: Trade receivables sold in assignment of receivables transactions are derecognized at the time of assignment, i.e. when the Company hands over control and transfers substantially all the associated risks and rewards to the buyer.

Expected credit losses in accounts receivable from customers and other receivables: the Company regularly assesses the historical losses on the customer portfolios it has in each region, taking in consideration the dynamics of the markets in which it operates and instruments it has for reducing credit risks, such as: letters of credit, insurance and collateral, as well as identifying specific customers whose risks are significantly different than the portfolio, which are treated according to individual expectations.

Based on these assessments, estimated loss factors are generated by portfolio and aging class, which, applied to the amounts of accounts receivable, generate the expected credit losses. Additionally, the Company evaluates macroeconomic factors that may influence these losses and, if necessary, adjusts the calculation model.

Securities receivable with legal proceedings in place are reclassified to noncurrent as well as the related estimated credit losses. The securities are written off against the estimated loss when the Management considers that they are no longer recoverable after taking all appropriate actions to collect them.

7.	Inventories
	Parent company		Consolidated
	12.31.24	12.31.23	12.31.24	12.31.23
Finished goods	1,553,208	1,988,163	3,574,304	3,564,379
Work in progress	354,152	340,780	409,037	378,788
Raw materials	1,373,016	1,521,744	1,589,282	1,675,323
Packaging materials	116,731	112,232	154,696	150,444
Secondary materials	571,303	503,613	621,207	546,213
Supplies	128,313	150,298	190,041	216,998
Imports in transit	235,125	150,514	236,453	150,947
Other	68,521	75,679	68,528	75,646
(-) Adjustment to present value ("APV") (1)	(110,867)	(125,483)	(115,546)	(129,848)
	4,289,502	4,717,540	6,728,002	6,628,890
(1)	The adjustment refers to the counter-entry of the adjustment of present value from trade accounts payable and is carried out for cost according to inventories turnover.

The movements of estimated losses for realizable value of inventories accrual, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

	Parent company
	Realizable value through sale		Impaired inventories		Obsolete inventories		Total
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Beginning balance	(23,315)	(62,269)	(13,262)	(64,584)	(5,375)	(5,299)	(41,952)	(132,152)
Additions	(30,204)	(346,314)	(95,638)	(92,436)	(4,981)	(5,339)	(130,823)	(444,089)
Reversals	52,263	385,268	-	-	-	-	52,263	385,268
Write-offs	-	-	91,161	143,758	9,692	5,263	100,853	149,021
Ending balance	(1,256)	(23,315)	(17,739)	(13,262)	(664)	(5,375)	(19,659)	(41,952)

60

Financial Statements, Individual and Consolidated | 2024 a 2023

	Consolidated
	Realizable value through sale		Impaired inventories		Obsolete inventories		Total
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Beginning balance	(26,308)	(66,671)	(22,981)	(73,694)	(8,232)	(9,944)	(57,521)	(150,309)
Additions	(38,540)	(461,373)	(114,852)	(113,370)	(11,322)	(8,871)	(164,714)	(583,614)
Reversals	63,757	504,860	-	-	-	-	63,757	504,860
Write-offs	-	-	113,145	164,245	18,600	10,603	131,745	174,848
Monetary correction by Hyperinflation	-	-	-	(208)	-	(7)	-	(215)
Exchange rate variation	(312)	(3,124)	(173)	46	(63)	(13)	(548)	(3,091)
Ending balance	(1,403)	(26,308)	(24,861)	(22,981)	(1,017)	(8,232)	(27,281)	(57,521)

Accounting policy:

Inventories are measured at the lower of the average cost of acquisition or production of finished products and the net realizable value. The cost of finished products includes purchased raw materials, labor, production costs, transportation and storage and non-recoverable taxes, which are related to all the processes necessary for bringing the products to sales conditions. Write-down to net realizable value due to obsolescence, impaired items, slow-moving and realizable value through sale are evaluated and recorded in each reporting period, as appropriate. Normal production losses are included in the production cost for the respective month, while abnormal losses, if any, are expensed in Cost of sales without movement through inventories.

8.	Biological Assets

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The roll-forward of the biological assets are presented below:

	Parent company
	Current		Non-current
	Live animals
	Total		Live animals		Forests		Total
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Beginning balance	2,580,382	3,003,258	1,245,285	1,211,187	543,098	347,162	1,788,383	1,558,349
Additions/Transfer	23,434,401	25,171,685	646,124	667,348	86,008	72,576	732,132	739,924
Changes in fair value	3,034,272	2,641,423	(472,701)	(361,462)	(78,578)	187,736	(551,279)	(173,726)
Harvest	-	-	-	-	(69,060)	(48,410)	(69,060)	(48,410)
Write-off	-	-	-	-	(11,130)	(15,966)	(11,130)	(15,966)
Transfer between current and non-current	203,315	271,788	(203,315)	(271,788)	-	-	(203,315)	(271,788)
Transfer to inventories	(26,593,053)	(28,507,771)	-	-	-	-	-	-
Ending balance	2,659,317	2,580,383	1,215,393	1,245,285	470,338	543,098	1,685,731	1,788,383

	Consolidated
	Current		Non-current
	Live animals
	Total		Live animals		Forests		Total
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Beginning balance	2,702,164	3,151,551	1,315,217	1,301,971	543,098	347,162	1,858,315	1,649,133
Additions/Transfer	25,575,764	27,098,935	702,790	710,121	86,008	72,576	788,798	782,697
Changes in fair value	3,457,499	2,959,703	(576,956)	(380,608)	(78,578)	187,736	(655,534)	(192,872)
Harvest	-	-	-	-	(69,060)	(48,410)	(69,060)	(48,410)
Write-off	-	-	-	-	(11,130)	(15,966)	(11,130)	(15,966)
Transfer between current and non-current	205,082	284,002	(205,082)	(284,002)	-	-	(205,082)	(284,002)
Transfer to inventories	(29,103,917)	(30,727,668)	-	-	-	-	-	-
Exchange variation	11,677	(71,052)	5,174	(37,316)	-	-	5,174	(37,316)
Monetary correction by Hyperinflation	(3,636)	6,693	75,756	5,052	-	-	75,756	5,052
Ending balance	2,844,633	2,702,164	1,316,899	1,315,218	470,338	543,098	1,787,237	1,858,316

61

Financial Statements, Individual and Consolidated | 2024 a 2023

The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$1,338,942 in the Parent Company and R$1,518,391 in the Consolidated (R$1,293,193 in the Parent Company and R$1,390,550 in the Consolidated in the same period of the previous year).

The estimated quantities of live animals on December 31, 2024, are 177,889 thousand head of poultry and 4,865 thousand head of pork at the Parent Company (177,143 thousand head of poultry and 4,866 thousand head of pork on December 31, 2023). In the Consolidated, there are 201,241 thousand heads of poultry and 4,865 thousand heads of pork (198,729 thousand heads of poultry and 4,866 thousand heads of pork on December 31, 2023).

The Company has forests pledged as collateral for financing and tax and civil contingencies on December 31, 2024, in the amount of R$70,025 in the Parent Company and in the Consolidated (R$71,399 in the Parent Company and in the Consolidated on December 31, 2023).

8.1.	Sensitivity analysis

The fair value of animals and forests is determined using unobservable inputs; therefore, it is classified in the Level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value and their impact on measurement are presented below.

The estimated fair value can change if:
Asset	Valuation methodology	Non observable significant inputs	Increase	Decrease
Forests	Income approach	Estimated price of standing wood	Increase in the price of wood	Decrease in the price of wood
		Productivity per hectare estimated	Increase in yield per hectare	Decrease in yield per hectare
		Harvest and transport cost	Decrease of harvest cost	Increase of harvest cost
		Discount rate	Descrease in discount rate	Increase in discount rate
Live animals	Cost approach	Price of the feed inputs	Increase in feed cost	Decrease in feed cost
		Storage costs	Increase in storage cost	Decrease in storage cost
		Outgrowers cost	Increase in outgrowers cost	Decrease in outgrowers cost

The prices used in the valuation are those practiced in the regions where the Company is located and were obtained through market research. The discount rate corresponds to the average cost of capital and other economic assumptions for a market participant.

The weighted average price used in the valuation of biological assets (forests) on December 31, 2024, was equivalent to R$85.12 per stere (R$76.22 per stere on December 31, 2023). The real discount rate used in the valuation of the biological asset (forests) on December 31, 2024, was 9.2% p.a. (8.1% p.a. on December 31, 2023).

Accounting policy:

The company classifies live animals and forests as biological assets. These assets are valued at fair value, using the cost approach for live animals and the income approach for forests.

Every year, the Company carries out a fair value assessment study using the discounted cash flow method and the gain or loss arising from the change in the fair value of the biological asset is recognized in the income statement for the year in which it originates.

The calculation of the fair value of live animals already includes all the losses inherent in the breeding process.

62

Financial Statements, Individual and Consolidated | 2024 a 2023

9.	Recoverable Taxes

	Parent company		Consolidated
	12.31.24	12.31.23	12.31.24	12.31.23
Recoverable ICMS and VAT	1,900,655	1,895,852	2,473,731	2,089,543
Recoverable PIS and COFINS	2,031,212	2,451,146	2,040,746	2,461,807
Recoverable IPI	1,176,162	1,092,729	1,177,941	1,094,466
Recoverable INSS	422,154	485,084	422,163	485,096
Recoverable income taxes	430,454	316,992	683,051	437,103
Other recoverable taxes	102,546	89,193	102,951	90,136
(-) Impairment	(140,750)	(139,590)	(140,951)	(139,863)
	5,922,433	6,191,406	6,759,632	6,518,288

Current	1,393,036	1,210,028	2,214,186	1,517,548
Non-current	4,529,397	4,981,378	4,545,446	5,000,740
9.1	ICMS – tax on movement of goods and services and VAT – value added taxes

As result of the activity, the Company generates recoverable ICMS balances that are offset against ICMS payables arising from sales in the domestic market or that are transferred to third parties.

The Company has recoverable ICMS balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais and Amazonas, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services, with expectations of achievement in the short and long term.

On June 20, 2024, the Company negotiated the purchase of ICMS credits from Marfrig Global Foods S.A., in the state of São Paulo, totaling R$113,000, with a discount applied compatible with the market. And on October 16, 2014, BRF and Marfrig entered into an agreement for the acquisition of up to R$350,000 in ICMS credits calculated in the state of São Paulo owned by Marfrig, with a discount compatible with the market. The credits will be used in accordance with the Company's monthly calculation in the state, with full compensation expected by April 2025. As of December 31, 2024, R$256,000 had been transferred and the Company had offset the amount of R$178,076 related to these credits.

63

Financial Statements, Individual and Consolidated | 2024 a 2023

9.2	PIS and COFINS – social integration plan and contribution for social security

The accumulated recoverable PIS and COFINS balances arise from taxes on raw material purchases subsequently used in the production of exported products or products for which sale is not taxed, as well as recoverable taxes on commercial and labor expenses. The realization of these balances usually occurs through the offsetting with taxes payable on sales of taxed products in the domestic market, with other federal taxes and social security contributions payable, or even, if necessary, through refund or reimbursement requests.

As of December 31, 2024, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$1,720,431 (R$2,013,799 as of December 31, 2023). The monetary update of balances is recognized against Net financial income (expenses).

9.3	IPI – industrialized product tax

The Company recognized tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets in the Parent Company and Consolidated on December 31, 2024 is R$1,185,146 (R$1,110,006 for the year ended December 31, 2023), of which R$1,162,991 (R$1,087,749 for the year ended December 31, 2023) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Non-Current Assets, in the amount of R$22,155 (R$22,257 for the year ended December 31, 2023). The monetary update of balances is recognized against Net financial income (expenses).

9.4	Income taxes

The accumulated recoverable income taxes arise, mostly, from withholding taxes on securities, interest and prepayments of income tax and social contribution in Brazil. The realization occurs through the offset with federal taxes and contributions payable.

9.5	Realization of Brazilian federal tax credits

The Company used PIS, COFINS, IPI, and other recoverable taxes to offset federal taxes payable such as INSS, Income Taxes and other in the amount of R$1,433,559 in the Parent Company and Consolidated for year ended on December 31, 2024 (R$1,414,273 in the Parent Company and Consolidated for the year ended December 31, 2023), preserving its liquidity and optimizing its capital structure.

64

Financial Statements, Individual and Consolidated | 2024 a 2023

10.	Income Taxes
10.1	Deferred income taxes
	Parent company		Consolidated
	12.31.24	12.31.23	12.31.24	12.31.23
Assets
Tax losses carryforward	2,504,706	2,496,088	2,543,398	2,532,720
Negative calculation basis (social contribution)	901,694	898,592	915,623	911,779

Temporary differences - Assets
Provisions for tax, civil and labor risks	392,062	363,186	394,642	365,381
Expected credit losses	209,378	172,699	215,626	176,776
Impairment on tax credits	54,853	55,253	54,853	55,253
Provision for other obligations	86,636	101,048	110,059	115,216
Write-down to net realizable value of inventories	6,842	14,264	10,248	19,627
Employees' benefits plan	106,134	110,033	133,783	137,947
Lease basis difference	256,005	189,305	256,418	189,753
Share-based payment	26,967	-	26,967	-
Other temporary differences	243,259	101,203	299,549	118,846
	4,788,536	4,501,671	4,961,166	4,623,298

Temporary differences - Liabilities
Goodwill amortization basis difference	(323,005)	(323,005)	(337,038)	(336,135)
Depreciation (useful life) basis difference	(1,096,046)	(848,246)	(1,118,093)	(863,896)
Business combination (1)	(959,663)	(971,832)	(959,663)	(971,832)
Monetary correction by Hyperinflation	-	-	(46,319)	(95,981)
Unrealized gains on derivatives, net	(120,326)	(127,036)	(120,326)	(127,036)
Unrealized fair value gains, net	(26,986)	(163,417)	(29,977)	(163,744)
Other temporary differences	(24,197)	(13,309)	(20,671)	(11,691)
	(2,550,223)	(2,446,845)	(2,632,087)	(2,570,315)

Total deferred taxes	2,238,313	2,054,826	2,329,079	2,052,983

Total Assets	2,238,313	2,054,826	2,331,012	2,113,108
Total Liabilities	-	-	(1,933)	(60,125)
	2,238,313	2,054,826	2,329,079	2,052,983
(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

On December 31, 2024, the Parent Company has tax losses of Income Tax (IRPJ) and negative bases Contributions on the Net Profit (CSLL) in Brazil, which at current tax rates represent R$6,266,431 (R$6,632,460 on December 31, 2023). In Consolidated, tax losses at local income tax rates represent the amount of R$6,380,870 (R$6,782,499 for the year ended December 31, 2023). Of these amounts, R$3,406,401 in the Parent Company and R$3,459,022 in Consolidated (R$3,394,679 in the Parent Company and R$3,444,499 in Consolidated as at 31.12.23) are recognized in assets, according to the expectation of recoverability over a ten-year period

The roll-forward of deferred income taxes, net, is set forth below:

65

Financial Statements, Individual and Consolidated | 2024 a 2023

		Parent company	Consolidated
	12.31.24	12.31.23	12.31.24	12.31.23
Beginning balance	2,054,826	2,476,334	2,052,983	2,454,998
Deferred income taxes recognized in income	(99,501)	262,197	(8,180)	244,172
Deferred income taxes recognized in other comprehensive income	282,988	(217,297)	282,988	(217,297)
Deferred income and social contribution taxes used in the leniency agreement	-	(435,128)	-	(435,128)
Other	-	(31,280)	1,288	6,238
Ending balance	2,238,313	2,054,826	2,329,079	2,052,983

10.2	Effective income tax rate reconciliation
		Parent company	Consolidated
	12.31.24	12.31.23	12.31.24	12.31.23

Income (loss) before taxes	4,164,405	(2,267,923)	5,049,873	(1,984,706)
Nominal tax rate	34%	34%	34%	34%
Expenses at nominal tax rates	(1,415,898)	771,094	(1,716,957)	674,800
Adjustments to income taxes
Income from associates and joint ventures	1,080,356	(705,871)	(4,649)	(1,110)
Tax rate, GAAP and permanent differences on the results of a subsidiary	-	-	62,206	(536,428)
Effect of exchange rate variation on assets and liabilities of subsidiaries	-	-	922,204	(190,743)
Interest on equity capital	389,640	-	389,640	-
Interest on taxes	74,368	139,873	74,652	140,056
Profits taxed by foreign jurisdictions	(322,911)	(105,681)	(329,147)	(110,655)
Tax paid on international subsidiaries	141,206	26,416	141,206	26,416
Recognition of tax assets from previous years	11,722	61,348	11,722	61,348
Provision for contingencies (1) (IRPJ e CSLL)	(977,277)	-	(977,277)	-
Other permanent differences	67,663	52,185	68,431	52,170
	(951,131)	239,364	(1,357,969)	115,854

Effective rate	22.8%	10.6%	26.9%	5.8%

Current tax	(851,630)	(22,833)	(1,349,789)	(128,318)
Deferred tax	(99,501)	262,197	(8,180)	244,172
(1)	Contingency reported in note 20.2.1.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

66

Financial Statements, Individual and Consolidated | 2024 a 2023

Accounting policy:

Current income taxes: In Brazil it comprises income tax (“IRPJ“) and social contribution on profit (“CSLL“), which are calculated monthly based on taxable profit, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation. In Brazil, these results suffer the effects of taxation on universal basis established by the Law No. 12,973 / 14. The Company analyzes the results of each subsidiary for the application of its Income Tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

Deferred income taxes: These are recognized when there are tax credits and debits on tax losses and negative CSLL bases, as well as temporary differences between the tax base and the accounting base. Deferred tax assets and liabilities are classified as non-current. When the company's internal studies indicate that the future use of these credits over a 10-year horizon is not probable, the asset is derecognized (note 10.1).

Deferred tax assets and liabilities are presented net if there is enforceable legal right to be offset, and if they are under the responsibility of the same tax authority and under the same taxable entity.

Deferred tax assets and liabilities must be measured at the rates applicable in the year in which the asset is realized or the liability is settled, based on the tax rates that have been enacted or substantively enacted by the end of the reporting period.

In compliance with the interpretation ICPC 22 / IFRIC 23, the Company analyzed relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted by the Company. Regarding the known uncertain tax positions, the Company reviewed the corresponding legal opinions and jurisprudence and did not identify impacts to be recorded.

The Company periodically assesses the positions taken in which there are uncertainties about the tax treatment adopted and sets up a provision when applicable.

11.	Judicial Deposits

The roll-forward of the judicial deposits is set forth below:

	Parent company
	Tax		Labor		Civil, commercial and other		Total
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Beginning balance	189,455	188,431	154,424	193,350	61,571	59,970	405,450	441,751
Additions	1,249	8,660	96,445	67,303	3,500	5,679	101,194	81,642
Release in favor of the Company	(2,120)	(17,692)	(24,480)	(28,409)	(2,965)	(1,202)	(29,565)	(47,303)
Release in favor of the counterparty	(13,019)	(4,382)	(79,906)	(86,574)	(2,811)	(5,533)	(95,736)	(96,489)
Interest	11,307	14,438	10,350	8,754	5,039	2,657	26,696	25,849
Ending balance	186,872	189,455	156,833	154,424	64,334	61,571	408,039	405,450

	Consolidated
	Tax		Labor		Civil, commercial and other		Total
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Beginning balance	192,661	191,161	156,241	194,906	66,816	64,609	415,718	450,676
Additions	2,800	8,816	98,479	68,124	3,519	5,679	104,798	82,619
Release in favor of the Company	(2,120)	(17,692)	(24,663)	(28,419)	(2,965)	(1,202)	(29,748)	(47,313)
Release in favor of the counterparty	(13,019)	(4,417)	(80,290)	(87,114)	(2,829)	(5,533)	(96,138)	(97,064)
Interest	11,735	14,793	10,364	8,770	5,605	3,263	27,704	26,826
Exchange rate variation	-	-	(1)	(26)	-	-	(1)	(26)
Ending balance	192,057	192,661	160,130	156,241	70,146	66,816	422,333	415,718

67

Financial Statements, Individual and Consolidated | 2024 a 2023

12.	Investments
12.1	Composition and roll-forward of the investments
	Parent company		Consolidated
	12.31.24	12.31.23	12.31.24	12.31.23
Investments	13,925,136	13,683,142	128,699	97,134
Investment in subsidiaries	13,796,437	13,586,008	-	-
Investment in affiliates	128,699	97,134	128,699	97,134
Other investments	583	583	584	761
	13,925,719	13,683,725	129,283	97,895

68

Financial Statements, Individual and Consolidated | 2024 a 2023

The roll-forward of the direct investments in subsidiaries and affiliates of the Parent Company is set forth below:

		Income (loss) for the year		Capital transaction			Goodwill and allocations	Other
	Beginning balance (12.31.23)	Income (loss) from associates and joint ventures	Dividends and interests on shareholders' equity	Capital increase (reduction)	Capital transaction between subsidiaries	Merger of companies (1)	Exchange rate variation on goodwill	Other comprehensive income	Constitution (reversal) of provision for loss	Ending balance (12.31.24)
Direct subsidiaries
BRF Energia S.A.	338	1,641	-	11,000	-	-	-	-	-	12,979
BRF Foods UK Ltd.	-	498	-	1,294	-	-	-	207	-	1,999
BRF GmbH	12,220,014	3,206,249	(3,277,542)	-	229,755	-	-	59,027	-	12,437,503
MBR Investimentos	-	418	-	-	-	5,841	-	-	-	6,259
BRF Pet S.A.	1,257,834	8,729	-	-	-	-	-	21,111	-	1,287,674
Sadia Alimentos S.A.U.	3,367	(11,430)	-	-	-	-	-	10,087	-	2,024
Sadia Uruguay S.A.	91,823	(71)	-	(58,515)	-	-	-	13,037	-	46,274
VIP S.A. Empr. e Particip. Imob (1)	1,379	27	-	-	-	(1,406)	-	-	-	-

Indirect subsidiaries										-
Hercosul International S.R.L.	1,112	152	-	-	-	-	(11)	(247)	-	1,006
PSA Labor. Veter. Ltda (1)	9,638	163	-	-	-	(9,801)	-	-	-	-
Proud Food Lda	501	113	-	-	-	-	-	105	-	719
Sadia Chile SpA	2	(15,309)	-	-	-	-	-	(4,894)	20,256	55

Affiliated										-
Potengi Holdings S.A.	89,051	(13,675)	-	45,173	-	-	-	67	-	120,616
PR-SAD Adm. Bem próprio S.A.	8,083	-	-	-	-	-	-	-	-	8,083

	13,683,142	3,177,505	(3,277,542)	(1,048)	229,755	(5,366)	(11)	98,500	20,256	13,925,191

(1) On March 28, 2024, the subsidiaries VIP S.A. Empreendimentos e Participações Imobiliárias and PSA Laboratório Veterinário Ltda. were merged into BRF S.A., so BRF S.A. became the direct holder of MBR Investimentos' shares.

On December 31, 2024, these subsidiaries and affiliates do not have any restriction to amortize their loans or advances to the Company.

69

Financial Statements, Individual and Consolidated | 2024 a 2023

Accounting policy:

Investments classified in this group are: i) in associated companies, that are entities over which the Company has significant influence, which is the power to participate in decisions on the investee’s financial and operational policies, but without individual or joint control of these policies; and ii) in joint ventures, in which the control of the business is shared through contractual agreement and decisions about the relevant activities require the unanimous consent of the parties. Investments are initially recognized at cost and subsequently adjusted using the equity method, where gains and losses are recorded under Equity in earnings of affiliated companies.

70

Financial Statements, Individual and Consolidated | 2024 a 2023

13.	Property, Plant and Equipment

The roll-forward of property, which include right-of-use assets balances (note 17.1), plant and equipment is set forth below:

	Parent company
	Average rate (1)	12.31.23	Additions	Disposals	Transfers (2)	12.31.24
Cost
Land		550,339	2,560	(17,856)	-	535,043
Buildings, facilities and improvements		12,262,442	763,303	(386,482)	146,541	12,785,804
Machinery and equipment		9,510,187	23,932	(292,686)	411,919	9,653,352
Furniture and fixtures		135,466	497	(5,887)	5,556	135,632
Vehicles		195,224	84,437	(132,038)	-	147,623
Construction in progress		456,099	714,048	(1,367)	(569,541)	599,239
Advances to suppliers		-	16,202	-	(998)	15,204
		23,109,757	1,604,979	(836,316)	(6,523)	23,871,897

Depreciation
Land (3)	4.89%	(19,478)	(4,279)	6,409	-	(17,348)
Buildings, facilities and improvements	2.61%	(4,850,062)	(794,959)	287,409	5,229	(5,352,383)
Machinery and equipment	5.45%	(4,962,048)	(459,123)	161,822	(3,092)	(5,262,441)
Furniture and fixtures	4.83%	(65,344)	(7,418)	4,088	260	(68,414)
Vehicles	14.80%	(84,895)	(95,626)	71,228	-	(109,293)
		(9,981,827)	(1,361,405)	530,956	2,397	(10,809,879)
		13,127,930	243,574	(305,360)	(4,126)	13,062,018
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$1,039 to intangible assets and R$3,087 to assets held for sale.
(3)	Refers to right-of-use assets (note 17.1) and the land concession. The amount of R$1,869 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion.

71

Financial Statements, Individual and Consolidated | 2024 a 2023

	Parent company
	Average rate (1)	12.31.22	Additions	Disposals	Transfers	12.31.23
Cost
Land		562,476	10,090	(22,882)	655	550,339
Buildings, facilities and improvements		11,588,488	1,003,244	(729,981)	400,691	12,262,442
Machinery and equipment		8,778,379	235,141	(168,185)	664,852	9,510,187
Furniture and fixtures		129,479	414	(4,641)	10,214	135,466
Vehicles		246,604	131,668	(183,276)	228	195,224
Construction in progress		958,198	705,453	(17,965)	(1,189,587)	456,099
Advances to suppliers		1,426	3,125	-	(4,551)	-
		22,265,050	2,089,135	(1,126,930)	(117,498)	23,109,757

Depreciation
Land	5.00%	(25,058)	(5,810)	11,390	-	(19,478)
Buildings, facilities and improvements	2.60%	(4,733,193)	(704,171)	586,808	494	(4,850,062)
Machinery and equipment	5.35%	(4,721,154)	(441,329)	129,695	70,740	(4,962,048)
Furniture and fixtures	5.13%	(60,703)	(7,177)	2,536	-	(65,344)
Vehicles	13.72%	(176,604)	(86,828)	178,537	-	(84,895)
		(9,716,712)	(1,245,315)	908,966	71,234	(9,981,827)
		12,548,338	843,820	(217,964)	(46,264)	13,127,930

(1)	Weighted average annual rate.

72

Financial Statements, Individual and Consolidated | 2024 a 2023

	Consolidated
	Average rate (1)	12.31.23	Additions	Disposals	Monetary correction by Hyperinflation	Transfers (2)	Exchange rate variation	12.31.24
Cost
Land		730,103	2,560	(17,988)	38,478	341	31,224	784,718
Buildings, facilities and improvements		13,283,922	850,525	(597,099)	78,656	165,225	188,924	13,970,153
Machinery and equipment		10,497,307	47,027	(336,469)	184,973	437,306	133,142	10,963,286
Furniture and fixtures		224,706	582	(10,315)	29,672	13,482	11,718	269,845
Vehicles		445,298	350,602	(382,969)	7,202	(82)	82,494	502,545
Construction in progress		483,514	772,644	(1,614)	155	(610,917)	1,839	645,621
Advances to suppliers		3,372	27,479	-	(1,090)	(10,202)	160	19,719
		25,668,222	2,051,419	(1,346,454)	338,046	(4,847)	449,501	27,155,887

Depreciation
Land (3)	4.89%	(41,953)	(11,496)	6,540	(4,528)	-	(7,539)	(58,976)
Buildings, facilities and improvements	2.93%	(5,281,798)	(907,934)	491,538	(9,491)	6,674	(78,008)	(5,779,019)
Machinery and equipment	5.81%	(5,390,588)	(538,029)	199,570	(55,675)	(2,202)	(60,032)	(5,846,956)
Furniture and fixtures	6.83%	(98,039)	(13,639)	7,900	(10,247)	(2,210)	(5,306)	(121,541)
Vehicles	15.06%	(246,930)	(219,736)	221,495	5,982	73	(42,050)	(281,166)
		(11,059,308)	(1,690,834)	927,043	(73,959)	2,335	(192,935)	(12,087,658)
		14,608,914	360,585	(419,411)	264,087	(2,512)	256,566	15,068,229
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$544 to intangible assets and R$1,968 to assets held for sale.
(3)	Refers to right-of-use assets (note 17.1) and the land concession. The amount of R$1,869 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion.

73

Financial Statements, Individual and Consolidated | 2024 a 2023

	Consolidated
	Average rate (1)	12.31.22	Additions	Disposals	Monetary correction by Hyperinflation	Transfers	Exchange rate variation	12.31.23
Cost
Land		751,551	10,090	(22,900)	31,818	655	(41,111)	730,103
Buildings, facilities and improvements		12,620,828	1,032,674	(787,519)	104,826	463,943	(150,830)	13,283,922
Machinery and equipment		9,730,038	251,162	(176,072)	176,896	762,238	(246,955)	10,497,307
Furniture and fixtures		187,609	514	(5,450)	34,793	35,623	(28,383)	224,706
Vehicles		627,672	138,429	(296,680)	5,483	228	(29,834)	445,298
Construction in progress		1,095,143	758,772	(17,965)	3,947	(1,331,969)	(24,414)	483,514
Advances to suppliers		31,886	20,205	-	-	(46,064)	(2,655)	3,372
		25,044,727	2,211,846	(1,306,586)	357,763	(115,346)	(524,182)	25,668,222

Depreciation
Land	5.00%	(44,434)	(10,785)	11,408	254	-	1,604	(41,953)
Buildings, facilities and improvements	2.90%	(5,130,376)	(792,198)	643,273	(49,230)	494	46,239	(5,281,798)
Machinery and equipment	5.66%	(5,121,757)	(501,143)	134,430	(71,727)	70,740	98,869	(5,390,588)
Furniture and fixtures	8.73%	(90,543)	(10,439)	3,114	(11,283)	-	11,112	(98,039)
Vehicles	14.78%	(366,733)	(183,250)	291,490	(8,382)	-	19,945	(246,930)
		(10,753,843)	(1,497,815)	1,083,715	(140,368)	71,234	177,769	(11,059,308)
		14,290,884	714,031	(222,871)	217,395	(44,112)	(346,413)	14,608,914
(1)	Weighted average annual rate.

74

Financial Statements, Individual and Consolidated | 2024 a 2023

The amount of capitalized borrowing costs during the year ended December 31, 2024 was of R$32,131 in the Parent Company and R$34,003 in the Consolidated (R$51,225 in the Parent Company and R$56,872 in the Consolidated during the year ended December 31, 2023).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization during year ended December 31, 2024, was 8.47% p.a. in the Parent Company and 11.03% p.a. in the Consolidated (9.38% p.a. in the Parent Company and 10.44% p.a. in the Consolidated during the year ended December 31, 2023).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent company		Consolidated
	Type of collateral	12.31.24	12.31.23	12.31.24	12.31.23
Land	Financial/tax/civil	62,144	87,530	62,144	87,530
Buildings, facilities and improvements	Financial/tax	947,286	1,393,528	947,286	1,395,846
Machinery and equipment	Financial/labor/tax/civil	1,036,448	1,463,205	1,036,448	1,464,229
Furniture and fixtures	Financial/tax	11,751	15,102	11,751	15,102
Vehicles	Financial/tax	82	109	82	109
		2,057,711	2,959,474	2,057,711	2,962,816

Accounting policy:

Property, plant and equipment are measured by the cost of acquisition, formation, construction or dismantling, less accumulated depreciation. Loans and borrowings costs are recorded as part of the costs of property, plant and equipment in progress, considering the weighted average rate of loans and borrowings effective on the capitalization date. Subsequent costs are capitalized only when it is probable that future economic benefits associated with the expenses will be earned by the Company.

Depreciation is recognized based on the estimated economic useful life of each asset using the straight-line method. The estimated useful life, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated, except for itens relating to rights-of-use.

The Company annually performs an impairment analysis for its cash-generating units, which include the balances of property, plant and equipment.

Gains and losses on disposal of property, plant and equipment are determined by comparing the sale value with the residual book value and are recognized in the statement of income on the date of sale under Other operating income (expense).

75

Financial Statements, Individual and Consolidated | 2024 a 2023

14.	Intangible Assets

The intangible assets roll-forward, is set forth below:

		Parent company
	Average rate (1)	12.31.23	Additions	Disposals	Transfers	12.31.24
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		14,650	737	(2,741)	-	12,646
Outgrowers relationship		517	-	(517)	-	-
Patents		1,810	-	-	-	1,810
Software		698,096	-	(264,407)	153,437	587,126
Intangible in progress		35,232	155,860	(1,434)	(152,398)	37,260
		3,686,845	156,597	(269,099)	1,039	3,575,382

Amortization
Non-compete agreement	41.22%	(8,797)	(4,788)	2,741	-	(10,844)
Outgrowers relationship	-	(419)	(49)	468	-	-
Patents	5.42%	(1,673)	(24)	-	-	(1,697)
Software	31.37%	(474,417)	(159,655)	264,105	-	(369,967)
		(485,306)	(164,516)	267,314	-	(382,508)
		3,201,539	(7,919)	(1,785)	1,039	3,192,874
(1)	Weighted average annual remaining rate.

		Parent company
	Average rate (1)	12.31.22	Additions	Disposals	Transfers	12.31.23
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		14,185	465	-	-	14,650
Outgrowers relationship		517	-	-	-	517
Patents		2,485	-	(675)	-	1,810
Software		847,875	-	(354,712)	204,933	698,096
Intangible in progress		69,119	161,714	(2,749)	(192,852)	35,232
		3,870,721	162,179	(358,136)	12,081	3,686,845

Amortization
Non-compete agreement	46.01%	(1,379)	(7,418)	-	-	(8,797)
Outgrowers relationship	16.45%	(347)	(72)	-	-	(419)
Patents	5.56%	(2,324)	(24)	675	-	(1,673)
Software	42.15%	(614,286)	(213,615)	353,484	-	(474,417)
		(618,336)	(221,129)	354,159	-	(485,306)
		3,252,385	(58,950)	(3,977)	12,081	3,201,539
(1)	Weighted average annual remaining rate.

76

Financial Statements, Individual and Consolidated | 2024 a 2023

		Consolidated
	Average rate (1)	12.31.23	Additions	Disposals	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	12.31.24
Cost
Goodwill		3,390,938	-	-	-	92,444	287,880	3,771,262
Trademarks		1,873,253	-	(156)	-	109,314	23,855	2,006,266
Non-compete agreement		54,892	737	(8,436)	-	-	9,826	57,019
Outgrowers relationship		517	-	(517)	-	-	-	-
Patents		4,129	-	(2)	-	1,034	225	5,386
Customer relationship		1,217,742	-	-	-	205,074	231,794	1,654,610
Software		787,048	474	(267,404)	154,051	11,992	14,047	700,208
Intangible in progress		35,479	157,734	(1,434)	(153,507)	(570)	(10)	37,692
		7,363,998	158,945	(277,949)	544	419,288	567,617	8,232,443

Amortization
Non-compete agreement	41.22%	(47,841)	(5,236)	8,436	-	-	(9,827)	(54,468)
Outgrowers relationship	-	(419)	(49)	468	-	-	-	-
Patents	8.47%	(3,195)	(566)	-	-	(230)	(159)	(4,150)
Customer relationship	6.94%	(635,655)	(131,595)	-	-	(119,784)	(147,236)	(1,034,270)
Software	32.79%	(536,450)	(179,702)	266,841	-	(5,083)	(11,950)	(466,344)
		(1,223,560)	(317,148)	275,745	-	(125,097)	(169,172)	(1,559,232)
		6,140,438	(158,203)	(2,204)	544	294,191	398,445	6,673,211
(1)	Weighted average annual remaining rate.

		Consolidated
	Average rate (1)	12.31.22	Additions	Disposals	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	12.31.23
Cost
Goodwill		3,474,103	-	-	-	96,843	(180,008)	3,390,938
Trademarks		1,881,199	-	-	-	114,516	(122,462)	1,873,253
Non-compete agreement		57,426	465	-	-	-	(2,999)	54,892
Outgrowers relationship		517	-	-	-	-	-	517
Patents		4,878	-	(675)	-	1,335	(1,409)	4,129
Customer relationship		1,340,251	-	-	-	156,141	(278,650)	1,217,742
Software		930,090	140	(357,470)	214,757	33,916	(34,385)	787,048
Intangible in progress		77,263	166,995	(2,757)	(204,828)	(657)	(537)	35,479
		7,765,727	167,600	(360,902)	9,929	402,094	(620,450)	7,363,998

Amortization
Non-compete agreement	46.01%	(39,336)	(11,353)		-	-	2,848	(47,841)
Outgrowers relationship	16.45%	(347)	(72)		-	-	-	(419)
Patents	8.52%	(3,824)	(448)	675	-	(834)	1,236	(3,195)
Customer relationship	6.67%	(622,106)	(101,575)	-	-	(48,487)	136,513	(635,655)
Software	43.58%	(665,504)	(226,029)	356,053		(21,656)	20,686	(536,450)
		(1,331,117)	(339,477)	356,728	-	(70,977)	161,283	(1,223,560)
		6,434,610	(171,877)	(4,174)	9,929	331,117	(459,167)	6,140,438
(1)	Weighted average annual remaining rate.

14.1	Impairment test

The impairment test of assets is carried out annually based on the discounted cash flow method, which is prepared in order to determine the value in use of the Company’s cash-generating units (“CGU”) (note 24), which were defined in line with the management format. In 2024, the Company used its budget, strategic and financial planning with projections until 2027 and average perpetuity of the cash generating units of 3.5% p.a., based on the history of recent years, as well as in the economic and financial projections of each market in which the Company operates, in addition to official information from independent and governmental institutions.

77

Financial Statements, Individual and Consolidated | 2024 a 2023

The discount rate used by Management to prepare discounted cash flows varied from 11.9% p.a. to 13.4% p.a. according to the CGU. The assumptions presented in the table below were also adopted:

	2025	2026	2027
Inflation Brazil (1)	3.93%	4.65%	4.60%
Inflation - United States (1)	2.48%	2.57%	2.57%
Exchange rate - BRL / USD (2)	5.80	5.73	5.69
(1)	Source: Macroeconomic Outlook and Scenarios Report - 05.11.24 (LCA Consultoria Econômica).
(2)	Source: Focus - Market Report - 06.12.24 (Central Bank of Brazil).

The rates presented above doesn’t consider the effects of income taxes.

Based on Management’s analysis, no impairment adjustments were identified.

In addition to the recovery analysis mentioned above, Management carried out sensitivity analysis, increasing and decreasing by 2 p.p. the operating margin1 (operating income over net sales) and the nominal discount rate and did not identify any scenarios which would determine the need to set up a provision for impairment of the CGUs.

¹ Weighted average remaining rate per year.

Accounting policy:

Acquired intangible assets are measured at cost at initial recognition, while those arising from a business combination are recognized at fair value on the acquisition date. After initial recognition, are presented at cost less accumulated amortization and impairment losses, when applicable. Internally generated intangible assets, excluding development costs, are not capitalized and the expense is recognized in the tatements of income (loss) when incurred.

Intangible assets with definite useful lives are amortized on a straight-line basis over their economic useful lives. The amortization period and method for an intangible asset with definite life are reviewed at least at the end of each year, and any changes observed are applied prospectively. The amortization of intangible assets with finite lives is recognized in the statements of income (loss) in the expense category related to their use.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment, being allocated to the cash-generating units. The Company records in this subgroup mainly goodwill and trademarks, which are expected to contribute indefinitely to its cash flows.

In the event of impairment, the company records the effects in the income statement, according to the nature of the asset.

78

Financial Statements, Individual and Consolidated | 2024 a 2023

15.	Loans and Borrowings
	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.23	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	12.31.24
Local currency
Working capital	Fixed / CDI	(12.29% on 12.31.23)	-	773,840	-	(740,000)	(77,910)	44,070	-	-
Export credit facility	CDI	13.77% (13.26% on 12.31.23)	2.70	1,583,596	-	(470,000)	(166,081)	165,886	-	1,113,401
Debentures	CDI / IPCA	11.45% (10.94% on 12.31.23)	5.96	6,634,434	1,937,680	(978,268)	(538,822)	171,712	-	7,226,736

Fiscal incentives	Fixed	0% (2.40% on 12.31.23)	-	6,604	76,498	(83,108)	(677)	683	-	-

				8,998,474	2,014,178	(2,271,376)	(783,490)	382,351	-	8,340,137

Foreign currency
Bonds	Fixed / FX USD	5.34% (5.34% on 12.31.23)	16.06	6,105,757	-	(6,839)	(415,950)	436,657	1,722,379	7,842,004
Export credit facility	Fixed / SOFR /FX USD	4.24% (5.49% on 12.31.23)	3.74	2,436,651	-	(1,204,148)	(218,895)	106,276	478,217	1,598,101
Advances for foreign exchange rate contracts	Fixed / FX USD	(7.10% on 12.31.23)	-	158,420	-	(152,900)	(10,972)	(2,466)	7,918	-
				8,700,828	-	(1,363,887)	(645,817)	540,467	2,208,514	9,440,105
				17,699,302	2,014,178	(3,635,263)	(1,429,307)	922,818	2,208,514	17,780,242

Current				2,237,214						952,565
Non-current				15,462,088						16,827,677
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	lncludes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged with an annual balance of R$662,443, which are object to fair value hedge protection.

79

Financial Statements, Individual and Consolidated | 2024 a 2023

	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.22	Reclassification (3)	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.23
Local currency
Working capital	Fixed	12.29% (10.75% on 12.31.22)	0.65	401,661	-	740,000	(386,844)	(37,255)	56,278	-	773,840
Certificate of agribusiness receivables	IPCA	10.86% (11.80% on 12.31.22)	-	999,646	-	-	(1,018,131)	(91,121)	109,606	-	-
Export credit facility	Fixed / CDI	13.26% (9.05% on 12.31.22)	3.67	3,613,555	(2,019,866)	-	-	(234,038)	223,945	-	1,583,596
Debentures	CDI / IPCA	10.94% (12.09% on 12.31.22)	5.75	5,940,146	-	-	-	(441,639)	1,135,927	-	6,634,434

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.22)	-	5,286	-	100,195	(98,877)	(832)	832	-	6,604

				10,960,294	(2,019,866)	840,195	(1,503,852)	(804,885)	1,526,588	-	8,998,474

Foreign currency
Bonds	Fixed / FX USD and EUR	5.34% (5.06% on 12.31.22)	17.06	9,293,677	-	-	(2,683,791)	(497,750)	552,874	(559,253)	6,105,757
Export credit facility	Fixed / LIBOR /FX USD	5.49% (7.10% on 12.31.22)	3.23	132,887	2,019,866	1,006,496	(534,993)	(156,178)	126,784	(158,211)	2,436,651
Advances for foreign exchange rate contracts	Fixed / FX USD	7.10% (0.00% on 12.31.22)	0.23	-	-	306,684	(153,684)	(4,309)	19,122	(9,393)	158,420
				9,426,564	2,019,866	1,313,180	(3,372,468)	(658,237)	698,780	(726,857)	8,700,828
				20,386,858	-	2,153,375	(4,876,320)	(1,463,122)	2,225,368	(726,857)	17,699,302

Current				3,379,835							2,237,214
Non-current				17,007,023							15,462,088
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Company, in order to improve the presentation of the financial statements, reclassified the export credit facility issued in Reais (R$) simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars (US$).

80

Financial Statements, Individual and Consolidated | 2024 a 2023

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.23	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	12.31.24
Local currency
Working capital	Fixed / CDI	- (12.28% on 12.31.23)	-	777,528	-	(743,687)	(77,910)	44,069	-	-
Export credit facility	CDI	13.77% (13.26% on 12.31.23)	2.70	1,583,597	-	(470,000)	(166,081)	165,884	-	1,113,400
Debentures	CDI / IPCA	11.24% (10.94% on 12.31.23)	5.84	6,634,434	1,937,680	(978,268)	(538,822)	171,712	-	7,226,736

Fiscal incentives	Fixed	- (2.40% on 12.31.23)	-	6,604	76,498	(83,108)	(677)	683	-	-
				9,002,163	2,014,178	(2,275,063)	(783,490)	382,348	-	8,340,136

Foreign currency
Bonds	Fixed / FX USD	5.16% (5.15% on 12.31.23)	13.44	7,559,562	-	(105,735)	(484,110)	509,749	2,121,887	9,601,353
Export credit facility	Fixed /SOFR / FX USD	4.24% (5.49% on 12.31.23)	3.74	2,436,651	777	(1,204,148)	(219,661)	106,276	478,207	1,598,102
Advances for foreign exchange rate contracts	Fixed / FX USD	0% (7.10% on 12.31.23)	-	158,420	-	(152,900)	(10,972)	(2,466)	7,918	-
Working capital	Fixed / EIBOR3M + 1,8% FX TRY, AED and USD	10.62% (13.13% on 12.31.23)	1.07	938,752	329,807	(248,173)	(178,594)	140,620	218,545	1,200,957

				11,093,385	330,584	(1,710,956)	(893,337)	754,179	2,826,557	12,400,412
				20,095,548	2,344,762	(3,986,019)	(1,676,827)	1,136,527	2,826,557	20,740,548

Current				2,451,838						1,230,273
Non-current				17,643,710						19,510,275
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	lncludes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged with an annual balance of R$662,443, which are object to fair value hedge protection.

81

Financial Statements, Individual and Consolidated | 2024 a 2023

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.22	Reclassification (3)	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.23
Local currency
Working capital	Fixed / CDI	12.28% (10.72% on 12.31.22)	0.65	409,186	-	740,000	(390,582)	(37,352)	56,276	-	777,528
Certificate of agribusiness receivables	IPCA	10.86% (11.80% on 12.31.22)	-	999,646	-	-	(1,018,131)	(91,121)	109,606	-	-
Debentures	CDI / IPCA	10.94% (12.09% on 12.31.22)	5.75	5,940,146	-	-	-	(441,639)	1,135,927	-	6,634,434
Export credit facility	Fixed / CDI	13.26% (9.05% on 12.31.22)	3.67	3,613,555	(2,019,866)	-	-	(234,038)	223,946	-	1,583,597

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.22)	-	5,286	-	100,195	(98,877)	(832)	832	-	6,604
				10,967,819	(2,019,866)	840,195	(1,507,590)	(804,982)	1,526,587	-	9,002,163

Foreign currency
Bonds	Fixed / FX USD and EUR	5.15% (4.91% on 12.31.22)	14.30	11,902,290	-	-	(3,672,960)	(606,725)	663,684	(726,727)	7,559,562
Export credit facility	Fixed / LIBOR / FX USD	5.49% (7.10% on 12.31.22)	3.23	132,887	2,019,866	1,006,496	(534,993)	(156,178)	126,784	(158,211)	2,436,651
Advances for foreign exchange rate contracts	Fixed / FX USD	7.10% (0.00% on 12.31.22)	0.23	-	-	306,684	(153,684)	(4,304)	19,122	(9,398)	158,420
Working capital	Fixed / FX TRY and USD	13.13% (16.83% on 12.31.22)	1.84	514,004	-	1,683,112	(1,020,713)	(107,636)	122,454	(252,469)	938,752

				12,549,181	2,019,866	2,996,292	(5,382,350)	(874,843)	932,044	(1,146,805)	11,093,385
				23,517,000	-	3,836,487	(6,889,940)	(1,679,825)	2,458,631	(1,146,805)	20,095,548

Current				3,879,874							2,451,838
Non-current				19,637,126							17,643,710
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Company, in order to improve the presentation of the financial statements, reclassified the export credit facility issued in Reais (R$) simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars (US$).

The maturity schedule of the loans and borrowings is presented on note 23.1.

82

Financial Statements, Individual and Consolidated | 2024 a 2023

On December 31, 2024 and on December 31, 2023, the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

15.1	Issuance of debentures

On June 27, 2024, the Company settled its fifth issuance of simple, non-convertible into shares, unsecured debentures, in three series as shown in the table below, for private placement, in the total amount of R$ 2,000,000.

The debentures were subject to Private Placement with ECO Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Securitization Company”), in the context of its 332nd issuance of agribusiness receivables certificates, in three series, backed by agribusiness credit rights arising from the debentures, for public distribution.

Parent company and Consolidated
12.31.24
Operation	Series	Issue date	Maturity	Rate	Notional	Updated Value

Debenture - 5th Issue	1st Series	06.27.24	06.14.29	CDI +0.8% p.a.	140,000	136,766
Debenture - 5th Issue	2nd Series	06.27.24	06.13.31	12.9% p.a.	925,000	789,811
Debenture - 5th Issue	3rd Series	06.27.24	06.14.34	IPCA +7.2% p.a.	935,000	838,970
					2,000,000	1,765,547

The issuances costs of R$62,320 are recognized on the statement of income over the term of the debt according to the effective interest rate method.

15.2	Guarantees

On December 31, 2024, the amount of bank guarantees contracted by the Company was of R$195,798 (R$207,006 as of December 31, 2023) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.63% p.a. (1.64% p.a. as of December 31, 2023). Guarantees for the mortgage of assets linked to tax incentives were nil at 12.31.24 (R$6,604 at 12.31.23).

15.3	Advanced amortization

In 2024, early repayments totaled the principal amount of R$2,213,301 and R$92,341 in interest and others, as a result of the execution of a gross debt reduction program focused on the prepayment of debts with original maturity in the first years and with a higher financial burden.

This amount was allocated mainly to: (i)R$978,268 in principal and R$40,685 in interest and others in Debentures and CRA; (ii) R$105,735 in principal, R$574 in interest and others, and R$1,212 in premium on the repurchase of Bonds 2026 and 2030; (iii) R$1,129,298 in principal and R$52,294 in interest and other amounts in bilateral lines.

83

Financial Statements, Individual and Consolidated | 2024 a 2023

16.	Trade Accounts Payable
	Parent company		Consolidated
	12.31.24	12.31.23	12.31.24	12.31.23
Trade accounts payable
Domestic market
Third parties	10,691,833	10,367,364	10,888,870	10,575,915
Related parties	404,215	229,650	36,380	21,482

Foreign market
Third parties	1,311,144	1,048,472	2,833,403	2,157,491
Related parties	17,466	2,527,384	5,587	3,663
	12,424,658	14,172,870	13,764,240	12,758,551

(-) Adjustment to present value ("APV")	(185,412)	(160,460)	(194,190)	(166,123)
	12,239,246	14,012,410	13,570,050	12,592,428

Current	12,227,480	14,011,988	13,558,284	12,592,006
Non-current	11,766	422	11,766	422

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables and, therefore, transfer the right to receive invoices with financial institutions (“Supply Chain Finance” or “Program”). The suppliers may choose whether to participate and if so, with which financial institution, with no participation by BRF.

The Program can generate benefits in the commercial relations of BRF and its suppliers, such as preference and priority of supply in case of restricted supply, better commercial conditions, among others, without modification to the commercial essence of the transaction.

Invoices included in the Program are paid according to the same price and term conditions negotiated with its suppliers, without incurring any charge to the Company, so that there are no changes in commercial conditions after negotiation and invoicing of goods or services.

Invoices included in the Supply Chain Finance are R$4,735,503 in the Parent Company and R$4,942,713 in the Consolidated as on December 31, 2024 (R$4,760,488 in the Parent Company and R$4,941,716 in the Consolidated as on December 31, 2023). The average payment period agreed with suppliers who choose to participate in the Program is substantially similar to the average payment period agreed with non-participating suppliers.

The Company measures and discriminates the adjustment to present value for all its commercial operations carried out in installments, specifying financial and operational items.

17.	Leases

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

84

Financial Statements, Individual and Consolidated | 2024 a 2023

17.1	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment (notes 13).

	Parent company
	Average rate (1)	12.31.23	Additions	Disposals	12.31.24
Cost
Land		43,554	1,929	(9,402)	36,081
Buildings, facilities and improvements		4,006,200	763,299	(273,116)	4,496,383
Machinery and equipment		253,408	19,149	(120,776)	151,781
Vehicles		188,004	84,437	(132,004)	140,437
		4,491,166	868,814	(535,298)	4,824,682

Depreciation
Land	2.77%	(18,978)	(4,202)	6,409	(16,771)
Buildings, facilities and improvements	13.15%	(1,478,573)	(589,618)	229,460	(1,838,731)
Machinery and equipment	19.94%	(52,475)	(35,883)	33,437	(54,921)
Vehicles	15.29%	(78,558)	(95,326)	71,195	(102,689)
		(1,628,584)	(725,029)	340,501	(2,013,112)
		2,862,582	143,785	(194,797)	2,811,570
(1)	Weighted average annual rate.

	Parent company
	Average rate (1)	12.31.22	Additions	Disposals	12.31.23
Cost
Land		46,088	9,330	(11,864)	43,554
Buildings, facilities and improvements		3,620,769	1,003,430	(617,999)	4,006,200
Machinery and equipment		41,893	229,350	(17,835)	253,408
Vehicles		239,309	131,668	(182,973)	188,004
Software		12,303	-	(12,303)	-
		3,960,362	1,373,778	(842,974)	4,491,166

Depreciation
Land	3.74%	(24,631)	(5,734)	11,387	(18,978)
Buildings, facilities and improvements	13.13%	(1,513,478)	(505,778)	540,683	(1,478,573)
Machinery and equipment	19.37%	(22,900)	(44,036)	14,461	(52,475)
Vehicles	20.23%	(170,357)	(86,433)	178,232	(78,558)
Software	-	(10,814)	(1,487)	12,301	-
		(1,742,180)	(643,468)	757,064	(1,628,584)
		2,218,182	730,310	(85,910)	2,862,582
(1)	Weighted average annual rate.

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Financial Statements, Individual and Consolidated | 2024 a 2023

	Consolidated
	Average rate (1)	12.31.23	Additions	Disposals	Monetary correction by Hyperinflation	Exchange rate variation	12.31.24
Cost
Land		130,072	1,929	(9,533)	9,663	24,687	156,818
Buildings, facilities and improvements		4,345,335	849,236	(478,689)	(2,517)	57,553	4,770,918
Machinery and equipment		298,548	39,887	(133,708)	(495)	(274)	203,958
Vehicles		422,558	350,602	(382,581)	6,707	82,070	479,356
		5,196,513	1,241,654	(1,004,511)	13,358	164,036	5,611,050

Depreciation
Land	2.83%	(41,450)	(10,958)	6,540	(4,997)	(7,532)	(58,397)
Buildings, facilities and improvements	13.51%	(1,736,196)	(675,400)	429,905	(1,050)	(40,263)	(2,023,004)
Machinery and equipment	19.99%	(81,950)	(47,624)	46,369	1,743	(423)	(81,885)
Vehicles	38.90%	(226,910)	(216,429)	221,110	4,873	(41,638)	(258,994)
		(2,086,506)	(950,411)	703,924	569	(89,856)	(2,422,280)
		3,110,007	291,243	(300,587)	13,927	74,180	3,188,770
(1)	Weighted average annual rate.

	Consolidated
	Average rate (1)	12.31.22	Additions	Disposals	Transfers	Monetary correction by hyperinflation	Exchange rate variation	12.31.23
Cost
Land		139,740	9,330	(11,883)	-	1,286	(8,401)	130,072
Buildings, facilities and improvements		4,031,143	1,031,073	(675,341)	(27,655)	12,940	(26,825)	4,345,335
Machinery and equipment		47,688	241,292	(18,148)	27,655	575	(514)	298,548
Vehicles		602,116	138,388	(294,854)	-	4,992	(28,084)	422,558
Software		12,303	-	(12,303)	-	-	-	-
		4,832,990	1,420,083	(1,012,529)	-	19,793	(63,824)	5,196,513

Depreciation
Land	7.37%	(44,006)	(10,680)	11,405	-	277	1,554	(41,450)
Buildings, facilities and improvements	13.56%	(1,784,777)	(574,800)	597,221	15,686	(3,786)	14,260	(1,736,196)
Machinery and equipment	19.40%	(27,283)	(52,424)	14,795	(15,686)	(1,957)	605	(81,950)
Vehicles	35.27%	(346,907)	(179,841)	289,744	-	(7,879)	17,973	(226,910)
Software	-	(10,814)	(1,487)	12,301	-	-	-	-
		(2,213,787)	(819,232)	925,466	-	(13,345)	34,392	(2,086,506)
		2,619,203	600,851	(87,063)	-	6,448	(29,432)	3,110,007
(1)	Weighted average annual rate.
17.2	Lease liabilities
		Parent company
	Weighted average interest rate (p.a.)	WAM (1)	12.31.23	Additions	Payments	Interest paid	Interest accrued	Disposals	12.31.24
Land	-	-	30,249	1,929	(2,549)	(3,587)	3,587	(4,476)	25,153
Buildings, facilities and improvements (2)	-	-	3,093,021	763,299	(532,096)	(135,757)	320,001	(91,409)	3,417,059
Machinery and equipment	-	-	214,509	19,149	(31,802)	(19,913)	19,913	(93,752)	108,104
Vehicles	-	-	122,354	84,437	(93,015)	(12,629)	12,629	(70,391)	43,385

	9.9%	6.4	3,460,133	868,814	(659,462)	(171,886)	356,130	(260,028)	3,593,701

Current			835,154						847,407
Non-current			2,624,979						2,746,294
(1)	Weighted average maturity in years.
(2)	Includes the amount of R$2,349,173 in the Parent Company and in the Consolidated (R$1,984,044 in the Parent Company and in the Consolidated as on December 31, 2023) referring to the right of use identified on integrated producers contracts.

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Financial Statements, Individual and Consolidated | 2024 a 2023

		Parent company
	Weighted average interest rate (p.a.)	WAM (1)	12.31.22	Additions	Payments	Interest paid	Interest accrued	Disposals	12.31.23
Land	-	-	27,451	9,330	(4,740)	(3,803)	3,803	(1,792)	30,249
Buildings, facilities and improvements (2)	-	-	2,495,987	1,003,430	(455,631)	(134,758)	261,171	(77,178)	3,093,021
Machinery and equipment	-	-	20,158	229,350	(31,465)	(27,521)	27,521	(3,534)	214,509
Vehicles	-	-	81,763	131,668	(74,565)	(10,006)	10,006	(16,512)	122,354
Software	-	-	1,604	-	(1,604)	(45)	45	-	-

	8.7%	6.5	2,626,963	1,373,778	(568,005)	(176,133)	302,546	(99,016)	3,460,133

Current			521,544						835,154
Non-current			2,105,419						2,624,979
(1)	Weighted average maturity in years.
(2)	Includes the amount of R$1,984,044 in the Parent Company and Consolidated (R$1,578,723 on December 31, 2022) referring to the right of use identified in integration contracts.

	Consolidated
Weighted average interest rate (p.a.)	WAM (1)	12.31.23	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	12.31.24
-	-	106,695	1,929	(5,145)	(9,395)	9,395	(4,477)	20,803	119,805
-	-	3,174,862	849,236	(612,876)	(143,763)	328,007	(96,818)	16,088	3,514,736
-	-	225,272	39,887	(38,794)	(22,928)	22,928	(93,796)	2,581	135,150
-	-	215,018	350,602	(209,677)	(25,522)	25,522	(173,741)	41,036	223,238
9.7%	6.2	3,721,847	1,241,654	(866,492)	(201,608)	385,852	(368,832)	80,508	3,992,929

		944,326							1,014,813
		2,777,521							2,978,116
(1)	Weighted average maturity in years.
(2)	Includes the amount of R$2,349,173 in the Parent Company and in the Consolidated (R$1,984,044 in the Parent Company and in the Consolidated as on December 31, 2023) referring to the right of use identified on integrated producers contracts.

	Consolidated
Weighted average interest rate (p.a.)	WAM (1)	12.31.22	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	12.31.23
-	-	112,476	9,330	(6,844)	(9,404)	9,404	(1,792)	(6,475)	106,695
-	-	2,634,074	1,031,073	(530,779)	(142,245)	268,659	(77,896)	(8,024)	3,174,862
-	-	22,565	241,292	(34,756)	(28,660)	28,660	(3,533)	(296)	225,272
-	-	274,215	138,388	(168,473)	(16,677)	16,677	(16,841)	(12,271)	215,018
-	-	1,604	-	(1,604)	(45)	45	-	-	-
7.5%	7.6	3,044,934	1,420,083	(742,456)	(197,031)	323,445	(100,062)	(27,066)	3,721,847

		676,864							944,326
		2,368,070							2,777,521
(1)	Weighted average maturity in years.
(2)	Includes the amount of R$1,984,044 in the Parent Company and Consolidated (R$1,578,723 on December 31, 2022) referring to the right of use identified in integration contracts.
17.3	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

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Financial Statements, Individual and Consolidated | 2024 a 2023

	Parent company	Consolidated
	12.31.24	12.31.24
Current	847,407	1,014,813
Non-current	2,746,294	2,978,116
2026	649,185	719,971
2027	535,845	587,398
2028	381,720	413,702
2029	327,729	339,134
2030 onwards	851,815	917,911
	3,593,701	3,992,929
17.4	Amount recognized in the Statements of Income (Loss)

The amounts directly recognized in the statement of income presented below relate to items not capitalized, including: low-value assets, short-term leases and leases with variable payments.

	Parent Company	Consolidated
	12.31.24	12.31.24
Variable payments not included in the lease liabilities	7,162	39,830
Expenses related to short-term leases	17,806	38,670
Expenses related to low-value assets	8,656	8,815
	33,624	87,315

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Financial Statements, Individual and Consolidated | 2024 a 2023

Accounting policy:

The Company recognizes a right-of-use asset and a lease liability, which represents the obligation to make payments related to the underlying asset of the lease.

The right-of-use asset is initially measured at cost and comprises the initial amount of the lease liability adjusted by any payment made on or before the contract start date, plus any initial direct cost incurred and estimated cost of dismantling, removing, restoring the asset to its current location, less any incentive received. The options to extend the term, terminate the contracts early and purchase are analyzed individually considering the type of asset involved as well as its relevance to the Company's production process.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date until the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use asset is periodically written down to its recoverable amount, when applicable, and adjusted by the subsequent measurement of the lease liability.

The Company does not apply lease accounting model to leases with a term of 12 months or less and that do not contain a purchase option; and leases for which the underlying asset is of low value. For these exemptions, the lease payments are recognized as an expense on a straight-line basis over the lease term.

The lease liability is initially measured at the present value of the future lease payments using the incremental borrowing rate, and subsequently, measured at amortized cost using the effective interest method, which are recorded against financial income (expenses), net.

The liability is remeasured when there is a change in (i) future payments resulting from a change in index or rate, (ii) the amount expected to be payable under a residual value guarantee, or (iii) the assessment of whether the Company will exercise the purchase, renewal or termination option.

When the lease liability is remeasured, the corresponding adjustment is recorded in the book value of the right-of-use asset, or in the statement of income if the book value of the right-of-use asset has been reduced to zero.

Additionally, contracts with indefinite term and no fixed payments are expensed as incurred.

18.	Share-based Payment

The Company grants to its eligible employees, restricted stocks, ruled by plans approved at the General Shareholder’s Meeting, with the purpose of: (i) stimulating the expansion, success and achievement of the Company’s social objectives; (ii) aligning the interests of the Company’s shareholders with those of the eligible employees; and (iii) enabling the Company and its subsidiaries to attract and retain the employees. The limit of grants is 2.5% of the common, registered, book-entry shares with no par value, representative of the Company’s total capital stock.

Annually, or whenever it deems appropriate, the Board of Directors approves the grant of restricted stocks, electing the beneficiaries in favor of which the Company will transfer the restricted stocks, establishing the terms, quantities and conditions of acquisition of rights related to restricted stocks.

The vesting is conditional to the: (i) continuity of the employment relationship with the Company for three years after the grant date; (ii) achievement of a minimum shareholder return defined by the Board of Directors in the granting agreements and measured at the end of the vesting period; or (iii) any other conditions determined by the Board of Directors in each grant.

The breakdown of the outstanding shares granted is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted (2)	Outstanding shares	Fair value of the shares

07/01/22	07/01/25	4,703,472	1,370,135	14.11
06/01/23	06/01/26	4,758,877	3,424,764	7.38
07/01/23	07/01/26	2,108,504	1,324,205	8.98
04/01/24	04/01/27	2,323,377	2,478,285	16.35
07/01/24	07/01/27	1,086,352	1,114,967	19.54
		14,980,582	9,712,356
(1)	Amounts expressed in Brazilian Reais (R$).
(2)	Basis of shares granted before income tax deduction.

The roll-forward of the granted options and shares for the year ended on December 31, 2024, is presented as follows:

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Financial Statements, Individual and Consolidated | 2024 a 2023

Consolidated

Outstanding stocks as of December 31, 2023	9,234,128
Exercised / Delivered	(3,818,994)
Granted
Restricted stocks - April 2024	2,323,377
Restricted stocks - July 2024	1,086,352
Forfeiture (1) :
Restricted stocks – grant of July, 2024	(24,511)
Restricted stocks – grant of July, 2023	(207,876)
Restricted stocks – grant of June, 2023	(56,848)
Restricted stocks – grant of July, 2022	(101,252)
Restricted stocks – grant of July, 2021	(11,990)
True up:
Performance stocks	1,289,970
Outstanding stocks as of December 31, 2024	9,712,356

(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$131,872 (R$203,374 as of December 31, 2023) and in the amount of R$47,301 under non-current liabilities (R$19,821 of December 31, 2023). In the statement of income for the year ended on December 31, 2024 the amount recognized as expense was R$106,725 in the Parent Company and R$122,726 in the Consolidated (R$35,276 in the Parent Company and R$38,499 in the Consolidated for the year ended December 31, 2023).

Accounting policy:

The company offers its eligible employees restricted and performance share plans issued by the company. The Company recognizes as expense the fair value of the shares, measured at the grant date, on a straight-line basis during the period of service required by the plan, with a corresponding entry: i) to the shareholders’ equity for plans exercisable in shares; and ii) to liabilities for cash exercisable plans. When the conditions associated to the right to restricted stocks are no longer met, the expense recognized is reversed, so that the accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered.

The expense of the plans is recognized in the statements of income (loss) in accordance with the function performed by the beneficiary.

19.	Employees Benefits

19.1. Supplementary pension plans

The Company is the sponsor of the following pension plans for its employees and executives: i) Plan II – Variable Contribution with Defined Benefit option – closed for adminissions; ii) Plan III – Defined Contribution – open for admissions; and iii) FAF Plan – Defined Benefit - closed for adminissions.

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Financial Statements, Individual and Consolidated | 2024 a 2023

These plans are managed by BRF Previdência, a closed supplementary pension entity, of non-economic and non-profit nature, and through its Deliberative Board, is responsible for defining pension objectives and policies, as well as establishing fundamental guidelines aa well as organization, operation and management rules. The Deliberative Board is composed of representatives from the sponsor and participants, in the proportion of 2/3 and 1/3 respectively.

19.1.1	Defined benefit plan

The Plan II is a variable contribution plan structured as defined contribution during the accumulation of mathematic provisions and at the benefit grant date the beneficiary may choose to convert the accumulated balance in a lifetime monthly income (defined benefit). The main related actuarial risks are (i) survival rates above the mortality tables and (ii) actual return on equity below the actual discount rate.

The FAF (Fundação Attílio Francisco Xavier Fontana) Plan aims to complement the benefit paid by the Brazilian Social Security (“INSS – Instituto Nacional de Seguridade Social”). The benefit is calculated based on the income of the participant and the amounts vary according to the type of the retirement and other criteria defined by the plan.

The main actuarial risks related are: (i) survival rates above the mortality tables, (ii) turnover lower than expected, (iii) salary growth higher than expected, (iv) actual return on equity below the actual discount rate, (v) changes to the rules of social security, and (vi) actual family composition of the retired employee or executive different than the established assumption.

The actuarial calculations of the plans managed by BRF Previdência are prepared annually by independent specialists and reviewed by Management, according to the rules in force.

In the case of a deficit in the plans results, in amounts higher than those defined by legislation, the sponsor, the participants and the beneficiaries, must support the plan according to the proportion of their contributions.

The economic benefit presented as an asset considers only the portion of the surplus that is actually recoverable. The recovery of the surplus on the plans is through reductions in future contributions.

19.1.2	Defined contribution plan

The Plan III is a defined contribution plan, in which the contributions are known and the benefit depends directly on the contributions made by participants and sponsors, on the contribution time and on the returns obtained through the investment of the contributions.

The contributions made by the Company in the year ended December 31, 2024 amounted R$28,903 (R$26,911 for the year ended December 31, 2023). On December 31, 2024, the plan had 34,354 participants (35,644 participants as of December 31, 2023).

When the participants of the Plans II and III terminate the employment relationship with the sponsor, the unused balance of the contributions made by the sponsor forms a surplus fund that may be used to compensate future contributions of the sponsor

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Financial Statements, Individual and Consolidated | 2024 a 2023

19.1.3	Roll-forward of defined benefit and variable contribution

The assets and actuarial liabilities, as well as the movement of the related rights and obligations are presented below:

	Consolidated
	FAF		Plan II
	12.31.24	12.31.23	12.31.24	12.31.23
Composition of actuarial assets and liabilities
Present value of actuarial liabilities	3,181,366	3,348,786	20,547	21,789
Fair value of assets	(3,734,685)	(3,647,431)	(21,712)	(22,845)
(Surplus) Deficit	(553,319)	(298,645)	(1,165)	(1,056)
Irrecoverable surplus - (asset ceiling)	553,319	298,645	1,165	1,056
Net actuarial (assets) liabilities	-	-	-	-

Rollforward of irrecoverable surplus
Beginning balance of irrecoverable surplus	298,645	482,263	1,056	1,923
Interest on irrecoverable surplus	28,491	47,021	99	187
Changes in irrecoverable surplus during the year	226,183	(230,639)	10	(1,054)
Ending balance of irrecoverable surplus	553,319	298,645	1,165	1,056

Rollforward of present value of actuarial liabilities
Beginning balance of the present value of liabilities	3,348,786	3,121,348	21,789	20,822
Interest on actuarial obligations	308,002	293,231	1,963	1,935
Current service cost	19,226	18,153	-	-
Benefit paid	(229,382)	(233,865)	(1,937)	(1,947)
Actuarial losses - experience	35,984	81,782	377	460
Actuarial (gains) losses - economic hypotheses	(301,250)	68,137	(1,645)	519
Actuarial (gains) losses - demographic hypothesis	-	-	-	-
Ending balance of actuarial liabilities	3,181,366	3,348,786	20,547	21,789

Rollforward of the fair value of the assets
Beginning balance of the fair value of plan assets	(3,647,431)	(3,603,611)	(22,845)	(22,745)
Interest income on assets plan	(336,492)	(340,252)	(2,062)	(2,122)
Benefit paid	229,382	233,865	1,937	1,947
Return on assets higher (lower) than projection	19,856	62,567	1,258	75
Ending Balance of the fair value of the assets	(3,734,685)	(3,647,431)	(21,712)	(22,845)

Rollforward of comprehensive income
Beginning balance	18,153	23,190	-	3,385
Reversion to accumulated losses	(18,153)	(23,190)	-	(3,385)
Actuarial gains (losses)	265,266	(149,919)	1,268	(979)
Return on assets higher (lower) than projection	(19,856)	(62,567)	(1,258)	(75)
Changes on irrecoverable surplus	(226,183)	230,639	(10)	1,054
Ending balance of comprehensive income	19,227	18,153	-	-

Costs recognized in statement of income
Current service costs	(19,226)	(18,153)	-	-
Interest on actuarial obligations	(308,002)	(293,231)	(1,963)	(1,935)
Projected return on assets	336,492	340,252	2,062	2,122
Interest on irrecoverable surplus	(28,491)	(47,021)	(99)	(187)
Costs recognized in statement of income	(19,227)	(18,153)	-	-

Estimated costs for the next year
Costs of defined benefit	(16,927)	(19,226)	-	-
Estimated costs for the next year	(16,927)	(19,226)	-	-

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Financial Statements, Individual and Consolidated | 2024 a 2023

19.1.4	Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are presented below:

	Consolidated
	FAF		Plan II
	12.31.24	12.31.23	12.31.24	12.31.23
Actuarial assumptions
Economic hypothesis
Discount rate	10.49%	9.54%	10.44%	9.43%
Inflation rate	3.50%	3.50%	3.50%	3.50%
Wage growth rate	4.60%	4.60%	N/A	N/A
Demographic hypothesis
Mortality schedule	AT-2000 Basic, by gender	AT-2000 Basic, by gender	AT-2000 Basic, by gender	AT-2000 Basic, by gender
Mortality schedule - Disabled	CSO-58	CSO-58	CSO-58	CSO-58
Demographic data
Number of active participants	5,030	5,314	-	-
Number of beneficiary participants assisted	8,171	7,972	51	51
19.1.5	The composition of the investment portfolios

The composition of the investment portfolios is presented below:

	FAF				Plan II
	12.31.24		12.31.23		12.31.24		12.31.23
Composition of the fund's portfolio
Fixed income	2,919,403	78.2%	2,607,913	71.5%	19,424	89.5%	20,629	90.3%
Variable income	361,891	9.7%	339,211	9.3%	1,874	8.6%	937	4.1%
Real estate	308,858	8.3%	368,391	10.1%	-	0.0%	23	0.1%
Other	144,533	3.9%	331,916	9.1%	414	1.9%	1,256	5.5%
	3,734,685	100.0%	3,647,431	100.0%	21,712	100.0%	22,845	100.0%
% of nominal return on assets	9.23%		9.44%		9.03%		9.33%
19.1.6	Expected benefit payments and average term of payments

The following amounts represent the expected benefit payments for future periods and the average duration of the plan’s obligations:

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Financial Statements, Individual and Consolidated | 2024 a 2023

	FAF	Plan II
2025	252,912	2,038
2026	252,642	2,016
2027	253,066	1,991
2028	252,502	1,961
2029	253,677	1,927
2030 to 2034	1,289,942	8,934
Weighted average duration - in years	10.10	8.20
19.1.7	Sensitivity analysis of the defined benefit plan - FAF

The quantitative sensitivity analysis regarding the relevant assumptions of defined benefit plan – FAF on December 31, 2024 is presented below:

	Assumptions utilized	Variation of (+1%)		Variation of (-1%)
Relevant assumptions		Average rate	Actuarial liabilities	Average rate	Actuarial liabilities
Benefit plan - FAF
Discount rate	10.49%	11.49%	2,903,579	9.49%	3,510,948
Wage growth rate (1)	1.06%	2.06%	3,206,208	0.06%	3,160,684
(1)	Actual rate.
19.2	Employees benefits: description and characteristics of benefits and associated risks
	Parent company		Consolidated
	Liabilities		Liabilities
	12.31.24	12.31.23	12.31.24	12.31.23
Medical assistance	60,486	65,522	61,278	66,245
F.G.T.S. Penalty (1)	75,771	70,535	75,771	70,535
Award for length of service	111,071	125,991	111,071	125,991
Other (2)	64,831	61,577	314,283	278,050
	312,159	323,625	562,403	540,821

Current	63,959	58,894	95,276	86,423
Non-current	248,200	264,731	467,127	454,398
(1)	FGTS – Government Severance Indemnity Fund for Employees.
(2)	Includes retirement bonus, life insurance and liabilities related to subsidiaries located abroad, if certain conditions are met upon termination, in accordance with the legislation of each country.

The Company has the policy to offer the following post-employment and other employee benefits plans in addition to the pension plans, which are measured by actuarial calculation and recognized in the financial statements:

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Financial Statements, Individual and Consolidated | 2024 a 2023

19.2.1          Medical plan

The Company offers a medical plan with fixed contribution to the retired employees according to the Law No. 9,656/98.

It is ensured to the retired employee that has contributed to the health plan during the employment relationship for at least 10 years, the right of maintenance as beneficiary, on the same conditions of coverage existing when the employment contract was in force. The main related actuarial risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) medical costs growth higher than expected.

19.2.2          F.G.T.S. penality by dismissional on retirement

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees. However, when the employee is retired through INSS and is dismissed from the Company, the Company may, in certain cases, enter into a mutual agreement granting the payment of the benefit equivalent to the 20% penalty on the F.G.T.S. balance. The main related actuarial risks are: (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

19.2.3          Award for length of service

The Company has the policy to reward active employees that attain at least 10 years of services rendered and subsequently every 5 years, with an additional remuneration. The main related actuarial risks rare, (i) turnover lower than expected, (ii) salary growth higher than expected and (iii) survival rates above the mortality tables.

19.2.4          Other – parent company

i.	Retirement compensation

On retirement, employees with more than 8 years of services rendered to the Company are eligible for additional compensation. The main actuarial related risks are (i) turnover lower than expected, (ii) salary growth higher than expected and (iii) survival rates above the mortality tables.

ii.	Life insurance

The Company offers life insurance benefits to the employees who, at the time of their termination, are retired and during the employment contract opted for the insurance, with the period of benefit varying from 2 to 3 years. The main related actuarial risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

19.2.5          Other - consolidated

The Company has a liability recorded for defined benefit plans to certain subsidiaries located in Turkey, Saudi Arabia, Qatar, United Arab Emirates, Oman and Kuwait, related to end of service payments when certain conditions are met, which varies based on the labor laws for each country. The main related actuarial risks are: (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

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Financial Statements, Individual and Consolidated | 2024 a 2023

19.2.6	Roll-forward of actuarial liabilities

The roll-forward of actuarial liabilities related to other benefits, which was prepared based on actuarial report reviewed by the Management, are as follows:

	Consolidated
	Medical plan		F.G.T.S. penalty		Award for length of service		Other (1)
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Composition of actuarial liabilities
Present value of actuarial liabilities	61,278	66,245	75,771	70,535	111,071	125,991	314,283	278,050
Net actuarial liabilities	61,278	66,245	75,771	70,535	111,071	125,991	314,283	278,050

Rollforward of present value of actuarial liabilities
Beginning balance of present value of actuarial liabilities	66,245	119,729	70,535	60,657	125,991	112,225	278,050	228,700
Interest on actuarial liabilities	6,268	11,434	5,668	5,052	10,893	10,104	36,487	16,947
Current service costs	19	508	3,021	2,669	6,146	5,707	31,573	22,123
Past service costs	-	-	-	-	(15,040)	-	-	3,326
Benefits paid directly by the Company	(3,679)	(4,562)	(5,146)	(4,937)	(20,995)	(16,201)	(24,850)	(44,141)
Business combination	-	-	-	-	-	-	-	-
Actuarial (gains) losses - experience	1,350	(62,276)	5,952	5,938	11,472	12,745	81,695	103,847
Actuarial (gains) losses - demographic hypothesis	(811)	-	-	-	-	-	(122)	(6,504)
Actuarial (gains) losses - economic hypothesis	(8,114)	1,412	(4,258)	1,156	(7,397)	1,411	(124,617)	(6,747)
Actuarial (gains) losses - exchange variation	-	-	-	-	-	-	36,067	(39,501)
Ending balance of liabilities	61,278	66,245	75,772	70,535	111,070	125,991	314,283	278,050

Rollforward of the fair value of the assets
Benefits paid directly by the Company	3,679	4,562	5,146	4,937	20,995	16,201	24,850	44,141
Contributions of the sponsor	(3,679)	(4,562)	(5,146)	(4,937)	(20,995)	(16,201)	(24,850)	(44,141)
Ending Balance of the fair value of the assets	-	-	-	-	-	-	-	-

Rollforward of comprehensive income
Beginning balance	110,432	49,568	(12,165)	(5,071)	-	-	(134,273)	(84,008)
Actuarial gains (losses)	7,575	60,864	(1,694)	(7,094)	-	-	43,044	(90,596)
Exchange variation	-	-	-	-	-	-	36,067	40,331
Ending balance of comprehensive income	118,007	110,432	(13,859)	(12,165)	-	-	(55,162)	(134,273)

Costs recognized in statement of income
Interest on actuarial liabilities	(6,268)	(11,434)	(5,668)	(5,052)	(10,893)	(10,104)	(36,487)	(16,947)
Current service costs	(19)	(508)	(3,021)	(2,669)	(6,146)	(5,707)	(31,573)	(22,123)
Past service costs	-	-	-	-	15,040	-	-	(3,326)
Immediate recognition of reduction	-	-	-	-	(4,075)	(14,156)	-	-
Cost recognized in statement of income	(6,287)	(11,942)	(8,689)	(7,721)	(6,074)	(29,967)	(68,060)	(42,396)

Estimated costs for the next year
Current service costs	-	(19)	(3,103)	(3,021)	(5,423)	(6,146)	(2,257)	(30,317)
Interest on actuarial liabilities	(6,265)	(6,268)	-	(5,669)	-	(10,893)	-	(35,728)
Estimated costs for the next year	(6,265)	(6,287)	(3,103)	(8,690)	(5,423)	(17,039)	(2,257)	(66,045)
(1)	Considers the sum of the retirement compensation, life insurance benefits and compensation for time of service granted in certain subsidiaries of Company.

19.2.7          Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

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Financial Statements, Individual and Consolidated | 2024 a 2023

	Consolidated
	Medical plan		F.G.T.S. penalty		Other (1)
Actuarial assumptions	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Economic hypothesis
Discount rate	9.61%	9.61%	10.61%	9.42%	10.61%	13.77%
Inflation rate	3.50%	3.50%	3.50%	3.50%	3.50%	11.75%
Medical inflation	6.60%	6.60%	N/A	N/A	N/A	N/A
Wage growth rate	N/A	N/A	3.50%	3.50%	3.50%	8.34%
F.G.T.S. balance growth	N/A	N/A	3.50%	3.41%	N/A	N/A
Demographic hypothesis
Mortality schedule	AT-2000 Basic by gender	AT-2000 Basic by gender	AT-2000 Basic by gender	AT-2000 Basic by gender
Disability entry schedule	N/A	N/A	Vindas Álvaro's attenuated 30%	Vindas Álvaro's attenuated 30%
Schedule of turnover - BRF's historical	2024	2023	2024	2023
Demoraphic data
Number of active participants	-	1,015	93,575	92,120
Number of assisted beneficiary participants	1,189	1,415	-	-
(1)	Includes retirement bonus and life insurance benefits.

19.2.8          Expected benefit payments and average duration of obligations

The following amounts represent the expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations:

Payments	Medical plan	F.G.T.S. penalty	Award for length of service	Other	Total

2025	2,055	25,006	17,979	50,236	95,276
2026	2,472	5,788	15,904	25,247	49,411
2027	2,922	6,343	15,231	27,544	52,040
2028	3,294	6,233	18,204	28,432	56,163
2029	3,779	7,791	17,757	29,827	59,154
2030 to 2034	26,569	46,271	80,764	275,565	429,169
Weighted average duration - in years	15.20	5.10	4.80	7.64

19.2.9          Sensitivity analysis of post-employment plans

The Company prepared sensitivity analysis regarding the relevant assumptions of the plans as of December 31, 2024, as presented below:

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Financial Statements, Individual and Consolidated | 2024 a 2023

	Assumptions utilized	(+) Variation		(-) Variation
Relevant assumptions		Average (%)	Actuarial liabilities	Average (%)	Actuarial liabilities
Medical plan
Discount rate	9.61%	11.43%	52,860	9.43%	71,376
Medical inflation	6.60%	7.60%	71,411	5.60%	52,721
Award for length of service
Discount rate	10.66%	11.66%	106,477	9.66%	116,108
Turnover	Historical	+3%	95,576	-3%	131,456
F.G.T.S. penalty
Discount rate	10.61%	11.61%	72,486	9.61%	79,451
Wage growth rate	3.50%	4.50%	76,423	2.50%	75,170
Turnover	Historical	+3%	65,196	-3%	90,708

Accounting policy:

The Company sponsors supplementary defined benefit and defined contribution pension plans, as well as other post-employment benefits for which an actuarial appraisal is annually prepared by an independent actuary and is reviewed by Management. The cost of defined benefits is established separately for each plan using the projected unit credit method.

The measurements comprise the actuarial gains and losses, the effect of the limit on contributions and returns on the plan assets and are recognized in the financial position against Other Comprehensive Income when incurred, except Award for Length of Service, which its recognition occurs against statement of income. These measurements are not reclassified to statement of income in subsequent periods.

The Company recognizes the net defined benefit asset when certain conditions are met.

Past service costs are recognized in income for the year on the following dates, whichever comes first:

•        date of changing the plan or significantly reducing the expected length of service.

•        date in which the Company recognizes the costs related to restructuring.

The cost of services and net interest on the value of the defined benefit liability or asset are recognized in the expense categories related to the function the beneficiary performs and to the financial result, respectively.

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Financial Statements, Individual and Consolidated | 2024 a 2023

20.	Provision for Tax, Civil and Labor Risks

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include tax, social security, labor, civil and other processes.

Company’s Management believes that, based on the elements existing at the base date of these interim financial information, the provision for tax, social security, labor, civil and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

The roll-forward of the provisions for tax, social security, labor, civil and other risks, classified as with probable loss, and contingent liabilities is presented below:

	Parent company
	Tax		Labor		Civil and other		Contingent liabilities (1)		Total
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Beginning balance	321,124	396,119	430,420	520,976	349,255	355,125	58,941	96,956	1,159,740	1,369,176
Additions	1,158,454	100,454	320,983	357,821	50,265	55,716	-	-	1,529,702	513,991
Reversals	(126,200)	(63,542)	(161,135)	(239,496)	(42,774)	(48,317)	(8,111)	(38,015)	(338,220)	(389,370)
Payments	(99,408)	(164,104)	(232,264)	(270,771)	(25,425)	(43,045)	-	-	(357,097)	(477,920)
Interest	83,134	52,197	70,155	61,890	33,815	29,776	-	-	187,104	143,863
Ending balance	1,337,104	321,124	428,159	430,420	365,136	349,255	50,830	58,941	2,181,229	1,159,740

Current									687,712	717,119
Non-current									1,493,517	442,621
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.

	Consolidated
	Tax		Labor		Civil and other		Contingent liabilities (1)		Total
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Beginning balance	321,995	399,675	435,929	526,710	352,414	358,304	92,832	130,848	1,203,170	1,415,537
Additions	1,160,051	100,454	325,086	359,512	53,061	55,734	-	-	1,538,198	515,700
Reversals	(126,200)	(66,405)	(163,016)	(240,152)	(42,922)	(48,480)	(8,111)	(38,016)	(340,249)	(393,053)
Payments	(99,408)	(164,104)	(232,264)	(270,771)	(25,425)	(43,045)	-	-	(357,097)	(477,920)
Interest	83,228	52,426	70,376	62,135	34,169	30,128	-	-	187,773	144,689
Exchange rate variation	-	(51)	311	(1,505)	8	(227)	-	-	319	(1,783)
Ending balance	1,339,666	321,995	436,422	435,929	371,305	352,414	84,721	92,832	2,232,114	1,203,170

Current									692,650	720,187
Non-current									1,539,464	482,983
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.
20.1	Contingencies with probable losses

20.1.1 Tax

The tax contingencies classified as probable losses relate to the following main legal proceedings:

ICMS: The Company is involved in administrative and judicial disputes related to the ICMS tax on the acquisition of goods for consumption and fixed assets, presumed credit, credit on electrical energy consumed in distribution center, lack of proof of export within the legal deadline, defeat, tax substitution, isolated fines, rate increase and others, in the amount of R$73,763 (R$87,661 on December 31, 2023).

PIS and COFINS: The Company is involved in administrative and judicial disputes related to the use of certain tax credits arising from the acquisition of supplies to offset federal taxes payable, in the amount of R$128,681 (131,271 as of December 31, 2023).

IRPJ/CSLL: The Company is discussing in court the full offsetting of tax benefits and negative CSLL calculation bases from the 2012 calendar year, in the amount of R$977,277, which includes fines, interest and legal charges.

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Financial Statements, Individual and Consolidated | 2024 a 2023

Other tax contingencies: The Company has other provisions for tax claims related to the payment of social security contribution, INCRA, debts included in the government regularization program (REFIS) with deposits awaiting consolidation and conversion into payment, differences in supplementary fiscal obligations, disputes related to presumed IPI credit, revenue omission - IRPJ estimate, import taxes, IOF and others, in the amount of R$159,945 (R$103,063 as of December 31, 2023).

20.1.1          Labor

The Company is defendant in several labor claims either filed by individuals or by the Public Prosecutors Office, mainly related to overtime, thermal rest, unhealthy environment, occupational accidents, among others. None of these claims is individually significant. The Company recorded a provision based on history of payments, statistical models and on prognosis of loss.

20.1.2                    Civil and others

Civil and other (environmental, administrative, regulatory, real estate, etc.) contingencies are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as disputes arising from contracts in general, intellectual property disputes, regulatory issues, environmental and real state, consumer relations, among others. The claims are mostly for compensation of losses and damages, application of penalties and compliance with obligations to do or not to do.

20.2	Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On December 31, 2024, the total amount of contingencies classified as possible was R$22,388,927 (R$18,627,512 as of December 31, 2023), of which solely the ones arising from the business combination with Sadia, Hercosul and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$84,721 (R$92,832 as of December 31, 2023). The remaining possible contingencies are presented below.

20.2.1                    Tax

The tax contingencies for which losses have been assessed as possible amounted to R$19,881,466 as of December 31, 2024 (R$16,082,532 as of December 31, 2023). The most relevant cases are set forth below

PIS and COFINS: The Company discusses alleged differences charged under PIS/COFINS on: (i) sales of seasoned meats, pasta and pies; (ii) presumed ICMS credits; (iii) extemporaneous adjustments to the reduction in the calculation base relating to the ICMS subsidy and additional ICMS; (iv) disallowances of extemporaneous credits on marketing, rebates, commercial representation, employee benefits, food vouchers, medical assistance, transport vouchers, vaccines, medicines, fixed assets, wood shavings, fuels and lubricants, disinfectants and cleaning products; and (v) disallowances of ordinary credits on freight in the transfer of finished products, cross docking, port expenses, maintenance materials, exempt inputs, suspended inputs, presumed credits from agro-industrial activities and disallowances on other goods and services due to the RFB's restriction of the concept of inputs, totaling R$12,863,154 (R$8,740,838 on December 31, 2023).

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Financial Statements, Individual and Consolidated | 2024 a 2023

ICMS: The Company is involved in disputes processes totaling R$4,440,884 (R$4,042,445 as of December 31, 2023) related to: (i) non-acceptance of ICMS credits in interstate sales from states that unilaterally granted fiscal benefits without the approval of the National Finance Policy Council (“CONFAZ”), the so-called “guerra fiscal” in the amount of R$14,541 (R$17.464 as of December 31, 2023); (ii) lack of evidence of exports in the amount of R$84,305 (R$67,766 as of December 31, 2023); (iii) infraction notices from State of Rio de Janeiro, for the period from 2014 to 2018, related to the supposed non-compliance of Agreement Terms (“TARE”) regarding tax benefits, in the amount of R$698,006 (R$680,058 as of December 31, 2023); (iv) Public Civil Action in Rio de Janeiro due do the use of tax benefits, in the amount of R$330,417 (R$306,060 as of December 31, 2023); (v) R$3,313,615 (R$2,760,221 on December 31, 2023) related to other claims, highlighting the debts related to (a) supposed differences in tax substitution in the amount of R$549,890; (b) disallowance of presumed ICMS credit arising from tax benefit provided for in PRODEPE due to alleged non-compliance with ancillary obligations in the amount of R$371,369; (c) disallowance of presumed credit on transfers as the Tax Authorities understand that the PRODEIC benefit only applies to sales transactions in the amount of R$260,924; (d) disallowance of ICMS credit on entries for transfer of goods intended for commercialization on the grounds that the calculation basis used would have been higher than the production cost defined in complementary law 87/96 (art. 13, § 4) in the amount of R$238,801 and (e) disallowance of ICMS credit on intermediate materials that the Tax Authorities classified as use and consumption in the amount of R$ 315,880; and (f) disallowance of presumed ICMS credit supposedly above the limit set out in Santa Catarina legislation in the amount of R$315,559.

IRPJ/CSLL: The Company is involved in administrative and judicial disputes related to refunds and compensation of negative income tax and social contribution balances, including because of the recognition of a court decision relating to the Plan. Contingencies relating to these taxes total R$390,435 (R$1,468,810 as of December 31, 2023).

Profits earned abroad: The Company was assessed by the Brazilian Federal Revenue for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$974,964 (R$837,060 as of December 31, 2023). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based because of the treaties signed to avoid double taxation.

IPI: The Company disputes administratively and judicially the denial of compensation of presumed IPI credits resulting from purchases of duty-free goods and secondary items. Such discussed cases totaled the amount of R$155,766 (R$168,212 as of December 31, 2023).

Social security taxes: The Company disputes cases related to the charges of social security on payroll, employees profit sharing, GILRAT additional for special retirement financing, SAT/RAT, as well as other cases, in a total amount of R$730,647 (R$671,699 as of December 31, 2023).

Other contingencies: The Company disputes cases related to the isolated fine for alleged non-compliance with ancillary obligations, customs fine on importation, alleged lack of proof of drawback, disallowance of reinstatement credit, and alleged differences in property tax, fees and services tax totaling R$176,783 (R$153,469 as of December 31, 2023). The Company's subsidiaries have various other tax contingencies totaling R$148,354.

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Financial Statements, Individual and Consolidated | 2024 a 2023

20.2.2	Labor

On December 31, 2024, the labor contingencies assessed as possible loss totaled R$331,877 (R$304,133 as of December 31, 2023).

20.2.3	Civil and others

Civil and other contingencies (of an environmental, administrative, regulatory, real estate nature, etc.) with possible losses total R$2,175,584 (R$2,240,847 as on December 31, 2023) and are mostly disputes arising from allegations of breach of contract and allegations of non-compliance with legal obligations of various kinds, such as disputes arising from contracts in general, controversies relating to intellectual property, administrative and regulatory issues, environmental, real estate, consumer relations, among other topics. They mainly discuss claims for damages, penalties and obligations to do or not to do.

Accounting policy:

The provisions are recognized when the Company has: i) a present obligation, formalized or not, because of a past event, ii) the outflow of resources to settle the obligation is likely to occur and iii) a reliable estimate can be made.

The Company is involved in several legal and administrative procedures, mainly in Brazil. Assessments of the likelihood of loss in these lawsuits include an analysis of the available evidences, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of outside lawyers. Provisions are reviewed and adjusted to reflect changes in circumstances, such as the applicable limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions. Furthermore, provisions are monetarily adjusted against financial income (expenses), net, except in situations where the characteristics and risks are similar, where the complementary amounts of interest and charges follow the classification of the principal amount in aggregate. In cases where there are a large number of lawsuits and the amounts are not individually relevant, the Company uses historical studies to determine the probability and amounts of losses.

Contingent liabilities from business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably. The initial measurement is done by the fair value and subsequent measurements by the higher value between: the fair value on its acquisition date; and the amount by which the provision would be recognized.

21.	Equity
21.1	Capital stock

On December 31, 2024, the subscribed and paid capital of the Company was R$13,653,418, which is composed of 1,682,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$304,262, which covers the period from 2009 to 2024.

21.1.1	Breakdown of capital stock by nature

The shareholding position of the shareholders holding more than 5% of the voting stock, management and members of the Board of Directors is presented below:

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Financial Statements, Individual and Consolidated | 2024 a 2023

	12.31.24		12.31.23
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Foods S.A.	849,526,130	50.49	842,165,702	50.06
Salic	185,556,900	11.03	180,000,000	10.70
Kapitalo Investimentos Ltda.	-	-	107,982,757	6.42
Caixa de Previd. dos Func. do Banco do Brasil	103,328,121	6.14	103,328,121	6.14
Management
Board of Directors	4,300	0.00	518,900	0.03
Executives	256,099	0.02	626,458	0.04
Fiscal Council	29,400	0.00	32,700	0.00
Treasury shares	61,629,171	3.66	3,817,179	0.23
Other	482,143,125	28.66	444,001,429	26.38
	1,682,473,246	100.00	1,682,473,246	100.00
21.1.2	Roll-forward of outstanding shares

Outstanding shares are determined by the number of common shares reduced by the number of shares held in treasury.

Parent company
	12.31.24	12.31.23
Common shares	1,682,473,246	1,682,473,246
Treasury shares	(61,629,171)	(3,817,179)
Outstanding shares	1,620,844,075	1,678,656,067
21.2	Capital reserves
Parent company and Consolidated
	12.31.24	12.31.23
Capital reserves	2,763,364	2,763,364
Other equity transactions	(141,608)	(70,106)
Share-based payments	131,872	203,374
Acquisition of non-controlling interest	(273,260)	(273,260)
Capital transactions with controlled entities	(220)	(220)

21.3	Treasury shares

The movement in treasury shares in the period ended December 31, 2024 are shown below:

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Financial Statements, Individual and Consolidated | 2024 a 2023

		Parent company
Quantity of outstanding of shares
	12.31.24	12.31.23
Shares at the beggining of the year	3,817,179	4,356,397
Repurchase of shares	59,835,200	-
Delivery of restricted shares	(2,023,208)	(539,218)
Shares at the end of the year (1)	61,629,171	3,817,179

(1) Treasury shares are recorded at an average cost, in units of reais, of R$21.84 per share.

21.3.1	Repurchase of shares

On December 7, 2023, the Company's Board of Directors approved the creation of a program for the acquisition of shares issued by the Company up to the limit of 14,000,000 common shares, within a maximum period of 18 months (“Program I”), which was completed on April 4, 2024.

On May 7, 2024, the Company's Board of Directors approved the creation of a new program for the acquisition of shares issued by the Company up to the limit of 14,000,000 common shares, within a maximum period of 18 months (“Program II”).

On August 14, 2024, the Company's Board of Directors authorized the acquisition of up to an additional 17,000,000 shares in addition to the amount already repurchased by the Company, with the other conditions of the Repurchase Program II remaining unchanged.

On November 13, 2024, the Company's Board of Directors authorized the acquisition of an additional 30,000,000 shares to the amount already repurchased by the Company, with the other conditions of Program II remaining unchanged.

The share repurchase was as follows:

					2024
	Jan - mar	Apr - jun	Jul - sep	Oct - dec	Total	Subsequent events	Total
Program I
Number of shares acquired	10,219,600	3,780,400	-	-	14,000,000	-	14,000,000
Average unit price (in units of reais)	13.22	16.15	-	-	14.01	-	14.01
Total value	135,095	61,042	-	-	196,137	-	196,137
Program II
Number of shares acquired	-	8,131,900	20,380,900	17,322,400	45,835,200	6,544,000	52,379,200
Average unit price (in units of reais)	-	18.71	24.33	25.64	23.83	23.59	23.80
Total value	-	152,138	495,847	444,120	1,092,105	154,402	1,246,507
Number of shares acquired	10,219,600	11,912,300	20,380,900	17,322,400	59,835,200	6,544,000	66,379,200
Average unit price (in units of reais)	13.22	17.90	24.33	25.64	21.53	23.59	21.73
Total value	135,095	213,180	495,847	444,120	1,288,242	154,402	1,442,644

104

Financial Statements, Individual and Consolidated | 2024 a 2023

21.4	Shareholder’s remuneration
Parent company
12.31.24
Net profit	3,213,274
Legal reserve (5.0%)	(160,664)
Tax incentive reserve	(639,741)
Interest on shareholders' equity calculation base	2,412,869
Minimum mandatoryinterest on shareholders' equity (25.0%)	603,217
Remuneration of shareholders' exceeding the mandatory minimum	542,782
Total remuneration of shareholders' in the year, as interest on shareholders' equity	1,145,999
Withholding income tax on interest on shareholders' equity	(150,778)
Remuneration of shareholders', net of withholding income tax	995,221

Percentage of calculation base	47.5%

Total remuneration of shareholders' outstanding	1,145,999
Withholding income tax on interest on shareholders' equity	(150,778)
Remaining amounts outstanding	(1,686)
Interest on shareholders' equity outstanding	993,535

On December 5, 2024, a net IRRF payment of R$821,605 was made, referring to the interest on equity approved by the Board of Directors on November 13, 24.

On December 30, 2024, a net payment of IRRF of R$173,616 was made, relating to interest on equity approved by the Board of Directors on 12.04.24.

105

Financial Statements, Individual and Consolidated | 2024 a 2023

21.5	Allocation of income
	Limit on	Net income for distribution	Income reserve balances
	capital %	12.31.24	12.31.24
Income for the year		3,213,274	-
Actuarial gain	-	11,978	-
Interest on shareholdes' equity	-	(1,145,999)	-
Legal reserve	20.0	(160,664)	160,664
Capital increase reserve	20.0	(482,573)	482,573
Reserve for expansion	80.0	(796,275)	796,275
Reserve for tax incentives	-	(639,741)	639,741
21.6	Profit reserves

Legal reserve: constituted on the basis of 5.0% of net profit for the year under the terms of article 193 of Law 6.404/76, amended by Law 11.638/07, limited to 20% of share capital. On 12.31.24, the balance of this reserve corresponded to 1.0% of the share capital (nil on December 31, 2023).

Reserve for capital increase: set up on the basis of 20.0% of net profit for the year, limited to 20.0% of share capital. On December 31, 2024, the balance of this reserve corresponded to 3.6% of share capital (nil on December 31, 2023).

Reserve for expansion: set up to 50.0% of net profit for the year to meet expansion plans, limited to 80.0% of share capital. On December 31, 2024, the balance of this reserve corresponded to 6.0% of share capital (nil on December 31, 2023).

Tax incentive reserve: set up under the terms of article 195-A of Law 6.404/76, amended by Law 14.789/23, based on the value of government donations or subsidies for investments.

Accounting policy:

The distribution of interest on equity and dividends is calculated based on corporate legislation and the Company's Bylaws and Profit Allocation Policy.

For the purposes of presenting the financial statements, interest on equity is shown as an allocation of profit directly in equity.

106

Financial Statements, Individual and Consolidated | 2024 a 2023

22.	Earnings (Loss) per Share
	12.31.24	12.31.23
Basic numerator
Net income (loss) for the period attributable to controlling shareholders	3,213,274	(2,028,559)
Basic denominator
Common shares	1,682,473,246	1,682,473,246
Weighted average number of outstanding shares - basic	1,653,093,656	1,360,268,402
Net income (loss) per share basic - R$	1.94379	(1.49129)

Diluted numerator
Net income (loss) for the period attributable to controlling shareholders	3,213,274	(2,028,559)

Diluted denominator
Weighted average number of outstanding shares - basic	1,653,093,656	1,360,268,402
Number of potential shares	2,407,480	-
Weighted average number of outstanding shares - diluted	1,655,501,136	1,360,268,402
Net income (loss) per share diluted - R$	1.94097	(1.49129)

Accounting policy:

The basic earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares, by the weighted average quantity of ordinary shares outstanding during the year.

The diluted earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares by the weighted average quantity of ordinary shares outstanding during the year summed to the weighted average quantity of ordinary shares that would be available on the conversion of all potential dilutive ordinary shares (restricted shares within the share-based payment plans).

23.	Financial Instruments and Risk Management
23.1	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy. The Risk Policy was approved by the Board of Directors on December 7, 2023, valid for one year and is available at the Company’s website.

107

Financial Statements, Individual and Consolidated | 2024 a 2023

The Company’s risk management strategy, guided by the Risk Policy, has as main objectives:

»	To protect the Company’s operating and financial results, as well as its equity from adverse changes in the market prices, particularly commodities, foreign exchange and interests;
»	To protect the Company against counterparty risks in existing financial operations as well as to establish guidelines for sustaining the necessary liquidity to fulfil its financial commitments;
»	To protect the cash of Company against price volatilities, adverse conditions in the markets in which the Company acts and adverse conditions in its production chain.

The Risk Policy defines the governance of the bodies responsible for the execution, tracking and approval of the risk management strategies, as well as the limits and instruments that can be used.

Additionally, the Management of the Company approved the following policies on November 10, 2021, which are available at the Company’s website:

»	Financial Policy, which aims to: (i) establish guidelines for the management of the Company's financial debt and capital structure; and (ii) guide the Company's decision-making in connection with cash management (financial investments).
»	Profit Allocation Policy, which aims to establish the practices adopted by the Company regarding the allocation of its profits, providing, among others, the periodicity of payment of dividends and the baseline used to establish the respective amount.

i) Indebtedness

The ideal capital structure definition at BRF is essentially associated with (i) strong cash position as a tolerance factor for liquidity shocks, which includes minimum cash analysis; (ii) net indebtedness; and (iii) minimization of the capital opportunity cost.

On December 31, 2024, the non-current consolidated gross debt, as presented below, represented 92.63% (87.65% as of December 31, 2023) of the total gross debt, which has an average term higher than 8.4 years.

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	12.31.24			12.31.23
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(844,601)	(11,555,811)	(12,400,412)	(11,093,385)
Local currency loans and borrowings	(385,672)	(7,954,464)	(8,340,136)	(9,002,163)
Derivative financial instruments, net	(319,943)	15,364	(304,579)	502,293
Gross debt	(1,550,216)	(19,494,911)	(21,045,127)	(19,593,255)

Cash and cash equivalents	11,165,364	-	11,165,364	9,264,664
Marketable securities	894,080	323,811	1,217,891	767,873
Restricted cash	276,025	60,790	336,815	86,209
	12,335,469	384,601	12,720,070	10,118,746
Net debt	10,785,253	(19,110,310)	(8,325,057)	(9,474,509)

108

Financial Statements, Individual and Consolidated | 2024 a 2023

ii) Derivative financial instruments

Summarized financial position of derivative financial instruments, that aim to protect the risks described below:

		Parent company		Consolidated
	Note	12.31.24	12.31.23	12.31.24	12.31.23
Assets
Designated as hedge accounting
Foreign exchange risk on operating income	23.2.1 ii)	35,484	103,558	35,484	103,558
Commodities price risk	23.2.2	20,727	5,510	20,727	5,510
Interest rate risk	23.2.3	251,795	529,830	251,795	529,830
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	6,597	154	6,597	154
		314,603	639,052	314,603	639,052

Current assets		63,033	109,222	63,033	109,222
Non-current assets		251,570	529,830	251,570	529,830

Liabilities
Designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	-	(52,149)	-	(52,149)
Foreign exchange risk on operating income	23.2.1 ii)	(360,557)	(7,600)	(360,557)	(7,600)
Commodities price risk	23.2.2	(22,102)	(14,363)	(22,102)	(14,363)
Interest rate risk	23.2.3	(236,523)	-	(236,523)	-
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	-	(59,819)	-	(62,647)
		(619,182)	(133,931)	(619,182)	(136,759)

Current liabilities		(382,976)	(74,112)	(382,976)	(76,940)
Non-current liabilities		(236,206)	(59,819)	(236,206)	(59,819)

Position of derivative financial instruments - net		(304,579)	505,121	(304,579)	502,293

iii) Financial commitments

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	12.31.24
	Book value	Contractual cash flow	2025	2026	2027	2028	2029	2030 onwards
Non derivative financial liabilities
Loans and borrowings	17,780,242	29,265,857	1,808,397	1,851,336	3,515,982	2,044,261	1,608,760	18,437,121
Principal		18,541,379	683,568	756,514	2,476,425	1,168,583	800,997	12,655,292
Interest		10,724,478	1,124,829	1,094,822	1,039,557	875,678	807,763	5,781,829
Trade accounts payable	12,239,246	12,424,658	12,410,948	13,710	-	-	-	-
Lease liabilities	3,593,701	4,521,930	905,454	741,169	653,676	497,557	456,444	1,267,630
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Interest rate risk	236,523	(236,522)	-	-	-	-	-	(236,522)
Foreign exchange risk	360,557	360,557	360,557	-	-	-		-
Commodities price risk	22,102	22,102	22,102	-	-	-	-	-

109

Financial Statements, Individual and Consolidated | 2024 a 2023

	Consolidated
	12.31.24
	Book value	Contractual cash flow	2025	2026	2027	2028	2029	2030 onwards
Non derivative financial liabilities
Loans and borrowings	20,740,548	32,496,796	2,246,762	4,639,324	3,520,568	2,044,261	1,608,760	18,437,121
Principal		21,529,249	984,119	3,440,204	2,480,054	1,168,583	800,997	12,655,292
Interest		10,967,547	1,262,643	1,199,120	1,040,514	875,678	807,763	5,781,829
Trade accounts payable	13,570,050	13,764,240	13,750,530	13,710	-	-	-	-
Lease liabilities	3,992,929	5,000,443	1,084,328	821,985	716,566	539,245	472,328	1,365,991
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Interest rate risk	236,523	(236,522)	-	-	-	-	-	(236,522)
Foreign exchange risk	360,557	360,557	360,557	-	-	-	-	-
Commodities price risk	22,102	22,102	22,102	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

23.2	Market risk management
23.2.1	Foreign exchange risk

The risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues, or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i) Statements of financial position exposure

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais (R$):

	Consolidated
	12.31.24	12.31.23
Cash and cash equivalents	4,276,065	2,970,268
Trade accounts receivable	6,238,093	4,788,635
Trade accounts payable	(1,377,169)	(1,195,133)
Loans and borrowings	(9,726,343)	(8,715,484)
Other assets and liabilities, net	1,570,012	(30,310)
Exposure of assets and liabilities in foreign currencies	980,658	(2,182,024)
Derivative financial instruments (hedge)	(773,197)	2,033,346
Exposure in result, net	207,461	(148,678)

110

Financial Statements, Individual and Consolidated | 2024 a 2023

The net exposure in Reais is mainly composed of the following currencies:

Net Exposure (1)	12.31.24	12.31.23
U.S. Dollars (USD)	(2,052,569)	(513,164)
Euros (EUR)	1,879,079	(25,050)
Yen (JPY)	(1,501)	(1,241)
Angolan kwanza (AOA)	36,366	97,368
Turkish Liras (TRY)	267,834	76,439
Argentinian Peso (ARS)	(2,125)	(3,146)
Chilean Pesos (CLP)	80,377	220,116
Total	207,461	(148,678)

(1) The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The Company holds more financial liabilities in foreign currencies than assets and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized as Financial Expenses in the Consolidated an expense of foreign exchange of derivatives of R$198,107 for the year ended on December 31, 2024 (expense of R$312,201 during the year ended on December 31, 2023). The foreign exchange of assets and liabilities in Consolidated was income of R$123,681 in the year ended on December 31, 2024 (income R$161,154 in the year ended on December 31, 2023).

The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on December 31, 2024, and are set forth below:

12.31.24
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company and consolidated
Non-deliverable forward	BRL	EUR	1st Qtr. 2025	EUR	(60,000)	6.5610	1,040
Non-deliverable forward	USD	CLP	1st Qtr. 2025	CLP	25,000	962.4800	4,425
Futures	BRL / USD	USD / BRL	1st Qtr. 2025	USD	(62,500)	6.1923	1,132

							6,597

ii) Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The Company has more sales in foreign currency than expenditures and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy, the Company recognized in the Consolidated Net Revenue an expense of R$236,988 for the year ended on December 31, 2024 (revenue of R$303,387 during the year ended on December 31, 2023). Additionally, in the second quarter of 2023, the loan of Bond BRF SA BRFSBZ 3.95, designated as an export protection instrument, was settled and the amount of R$(548,639) previously accumulated in Other Comprehensive Income was reclassified to income for the year under Net Revenue.

111

Financial Statements, Individual and Consolidated | 2024 a 2023

The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on December 31, 2024 are set forth below:

12.31.24
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value (1)
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2025	USD	105,500	5.6807	(58,721)
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2025	USD	258,500	5.9204	(104,650)
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2025	USD	165,000	6.1309	(54,315)
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2025	USD	82,000	6.4083	(15,657)
Collar	USD Exports	BRL	USD	1st Qtr. 2025	USD	479,500	5.9991	(81,092)
Collar	USD Exports	BRL	USD	2nd Qtr. 2025	USD	90,500	6.2590	(5,787)
Collar	USD Exports	BRL	USD	3rd Qtr. 2025	USD	42,500	6.4616	(3,204)
Collar	USD Exports	BRL	USD	4th Qtr. 2025	USD	20,000	6.5806	(1,647)
						1,243,500		(325,073)

(1) Corresponds to the unrealized portion of the hedge result recorded under Other Comprehensive Income.

iii) Investments exposure

The Company holds both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects of such exposures, some non-derivative financial liabilities are designated as hedging instruments for the investments exposure.

As a result of this strategy, the Company recognized expense of R$339,101, net of income tax, under Other comprehensive income in the year ended on December 31, 2024 (income of R$145,328 in the year ended on December 31, 2023).

The non-derivative financial instruments designated as net investment hedge instruments on December 31, 2024 are set forth below:

12.31.24
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Exchange variation (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2050	USD (2)	44,158	3.7649	(142,067)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd Qtr. 2050	USD (2)	88,552	3.7649	(215,832)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2050	USD (2)	53,446	3.7649	(142,392)
Bond - BRF SA BRFSBZ 4.35	BRF Foods GmbH	USD	3rd Qtr. 2050	USD (3)	170,721	5.1629	(197,505)
Bond - BRF SA BRFSBZ 4.35	Al-Wafi Al-Takamol International for Foods Products	USD	3rd Qtr. 2050	USD (3)	23,426	5.1629	(23,009)
					380,303		(720,805)

(1) Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

(2) Designated on August 1st, 2019.

(3) Designated on November 9, 2022.

23.2.2	Commodities price risk

The Company uses commodities as production inputs and is exposed to commodities price risk arising from future purchases. The management of such risk is performed through physical inventories, future purchases at fixed price and through derivative financial instruments.

112

Financial Statements, Individual and Consolidated | 2024 a 2023

The Risk Policy establishes coverage limits to the flow of purchases of corn, meal and soy, soybeans and soybean oil with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

As a result of this protection strategy the Company recognized in the Consolidated Cost of goods sold an expense of R$121,873 for year ended on December 31, 2024 (expense of R$103,305 during the year ended on December 31, 2023).

The Company performs purchases at variable prices in future and spot markets and, to hedge such exposure, it holds derivative financial instruments in long position (buy) to fix these prices in advance.

The financial instruments designated as cash flow hedges for the variable commodities price exposure on December 31, 2024, are set forth below:

12.31.24
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2025	17,989	ton	336.79	948
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2025	17,989	ton	341.13	548
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	3rd Qtr. 2025	99,999	ton	171.76	403
Collar - buy	Corn purchase - floating price	Corn - CBOT	1st Qtr. 2025	20,003	ton	177.85	(26)
Collar - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2025	135,998	ton	176.94	1,174
Collar - buy	Corn purchase - floating price	Corn - B3	1st Qtr. 2025	16,200	ton	1,208.33	124
Collar - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2025	40,500	ton	1,213.33	193
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2025	6,001	ton	912.57	(516)
				354,679			2,848

(1) Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

In certain cases, the Company performs futures purchases at fixed prices and, to hedge such exposure, it holds derivative financial instruments in short position (sell) to keep these prices at market value. The financial instruments designated as fair value hedges for the fixed commodities price exposure on December 31, 2024, are set forth below:

12.31.24
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2025	38,298	ton	409.09	10,526
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2025	9,001	ton	185.42	409
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2025	76,216	ton	173.46	471
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2025	12,609	ton	1,252.06	(71)
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2025	189,486	ton	1,116.86	(947)
				325,610			10,388

(1) Base price of each commodity in USD/ton, except Corn - B3 denominated in R$/ton.

The Company assessed that part of its cost, future physical purchases of commodities in dollars, also generates exchange rate exposure and therefore contracted the following derivatives and designated them as fair value hedges:

113

Financial Statements, Individual and Consolidated | 2024 a 2023

12.31.24
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2025	USD	15,823	5.5465	(10,851)
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2025	USD	9,426	6.0634	(3,760)
						25,249		(14,611)

The open and liquidated derivative financial instrument still generate impacts in the statement of financial position of: i) Consolidated Inventory a debit in the amount of R$28,811 on December 31, 2024 (R$95,986 on December 31, 2023); ii) Other comprehensive income a credit amount of R$29,447 on December 31, 2024 (credit of R$322 on December 31, 2023).

23.2.3	Interest rate risk

The interest rate risk may cause economic losses to the Company resulting from volatility in interest rates that affect its assets and liabilities.

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates in order to evaluate any need to enter into hedging transactions to protect from the volatility of such rates and manage the mismatch between its financial assets and liabilities.

As a result of this protection strategy the Company recognize in the Consolidated Financial Income and Expenses an expense of R$705,006 for the year ended on December 31, 2024 (revenue of R$313,103 during the year ended on December 31, 2023).

The derivative financial instruments used to hedge the exposure to interest rates as of December 31, 2024, are presented in the table below:

12.31.24
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.57% p.a.	200,000	BRL	28,464	(5,341)
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	100% of CDI	200,000	BRL	22,176	(4,141)
Interest rate swap	Debenture - 2nd issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.20% p.a.	400,000	BRL	53,395	(53,483)
Interest rate swap	Debenture - 2nd issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	595,000	BRL	48,624	(161,588)
Interest rate swap	Debenture - 3rd issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0.12% a.a.	1,000,000	BRL	65,394	(116,498)
Interest rate swap	Debenture - 1st issue - 1ª series - IPCA + 6.83% p.a.	3rd Qtr. 2032	IPCA + 6.83% p.a.	109.32% of CDI	990,000	BRL	33,741	(33,477)
Interest rate swap	Debenture - 5th issue IPCA + 7.23%	2nd Qtr. 2034	IPCA + 7.23% a.a.	CDI + 0.98% a.a.	1,635,000	BRL	(112,078)	(89,528)
Interest rate swap	Debenture - 5th issue PRÉ + 12.92%	2nd Qtr. 2031	PRÉ 12.92% a.a.	CDI + 0.89% a.a.	925,000	BRL	(124,444)	(112,960)
					5,945,000		15,272	(577,016)
(1)	Corresponds to the accumulated fair value of the fair value hedge adjustments on the hedged items, reduced by the carrying amount of the debentures.

114

Financial Statements, Individual and Consolidated | 2024 a 2023

23.3	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

23.3.1	Credit risk in accounting receivable

The credit risk associated with trade accounts receivable is actively managed through specific systems and is supported by internal policies for credit analysis. The significant level of diversification and geographical dispersion of the customer portfolio significantly reduces the risk. However, the Company chooses to complement the risk management by contracting insurance policies for specific markets. The impairment of these financial assets is carried out based on expected credit losses.

23.3.2	Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

23.4	Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

23.5	Sensitivity analysis

Management believes that the most relevant risks that may affect the Company’s results, for which it uses derivative financial instruments to protect, are the volatility of commodities prices, foreign exchange rates and interest rates.

For the probable scenario of commodities, Management uses as a reference the future value of assets on December 31, 2024 and therefore understands that there will be no changes in the results of operations. As for the exchange rate, management uses the Focus report as a reference for the US dollar, interpolating the quotes for the current and subsequent years. The probable scenario for the other currencies is calculated based on the parity of the US dollar.

In the possible and remote scenarios, both positive and negative variations of 15% and 30% respectively were considered in both cases from the probable scenario. Such sensitivity scenarios originate from information and assumptions used by Management in monitoring the previously mentioned risks.

The information used in the preparation of the analysis is based on the position as of December 31, 2024, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

115

Financial Statements, Individual and Consolidated | 2024 a 2023

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Balance	- 30%	- 15%		+ 15%	+ 30%
USD	4.1563	5.0469	5.9375	6.8281	7.7188

Monetary assets and liabilities	598,540	336,722	74,904	(186,914)	(448,732)
Derivative instruments - not designated	76,352	42,953	9,555	(23,843)	(57,242)
Net effect	674,892	379,675	84,459	(210,757)	(505,974)

EUR	4.3200	5.2457	6.1715	7.0972	8.0229

Monetary assets and liabilities	(744,824)	(419,017)	(93,211)	232,596	558,403
Derivative instruments - not designated	126,977	71,434	15,890	(39,653)	(95,196)
Net effect	(617,847)	(347,583)	(77,321)	192,943	463,207

JPY	0.0265	0.0322	0.0378	0.0435	0.0492

Monetary assets and liabilities	494	278	62	(154)	(370)
Net effect	494	278	62	(154)	(370)

TRY	0.1175	0.1427	0.1679	0.1931	0.2183

Monetary assets and liabilities	(88,065)	(49,543)	(11,021)	27,501	66,023
Net effect	(88,065)	(49,543)	(11,021)	27,501	66,023

AOA	0.0046	0.0055	0.0065	0.0075	0.0085

Monetary assets and liabilities	(11,957)	(6,727)	(1,496)	3,734	8,965
Net effect	(11,957)	(6,727)	(1,496)	3,734	8,965

ARS	0.0040	0.0049	0.0058	0.0066	0.0075

Monetary assets and liabilities	698	393	87	(219)	(525)
Net effect	698	393	87	(219)	(525)

CLP	0.0042	0.0051	0.0060	0.0069	0.0078

Monetary assets and liabilities	(77,355)	(43,534)	(9,713)	24,107	57,928
Derivative Instruments - Not designated	50,918	28,656	6,394	(15,868)	(38,130)
Net effect	(26,437)	(14,878)	(3,319)	8,239	19,798

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	4.1563	5.0469	5.9375	6.8281	7.7188

Revenue in USD	(2,531,828)	(1,424,336)	(316,844)	790,648	1,898,141
NDF	1,244,027	699,855	155,683	(388,489)	(932,661)
Collar	62,472	62,472	45,231	(291,484)	(846,003)
Net effect	(1,225,329)	(662,009)	(115,930)	110,675	119,477

116

Financial Statements, Individual and Consolidated | 2024 a 2023

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	4.1563	5.0469	5.9375	6.8281	7.7188

Cost of Sales	(51,409)	(28,921)	(6,434)	16,054	38,542
NDF	51,409	28,921	6,434	(16,054)	(38,542)
Net effect	-	-	-	-	-

	Scenario
	Remote	Possible	Probable	Possible	Remote
Operating results - Commodities	- 30%	- 15%		+ 15%	+ 30%
Soy Grain - CBOT	255	310	364	419	474

Cost of Sales	(4,187)	(2,093)	-	2,093	4,187
NDF	4,187	2,093	-	(2,093)	(4,187)
Net effect	-	-	-	-	-

Soybean meal - CBOT	248	301	354	407	461

Cost of sales	3,825	1,912	-	(1,912)	(3,825)
Collar	(2,545)	(632)	-	1,738	3,651
Net effect	1,280	1,280	-	(174)	(174)

Soybean oil - CBOT	629	764	898	1,033	1,168

Cost of sales	1,617	809	-	(809)	(1,617)
NDF	(1,617)	(809)	-	809	1,617
Net effect	-	-	-	-	-

Corn - CBOT	123	150	176	203	229

Cost of sales	9,036	4,518	-	(4,518)	(9,036)
Collar	(6,117)	(1,888)	-	2,964	7,192
NDF	(766)	(383)	-	383	766
Net effect	2,153	2,247	-	(1,171)	(1,078)

Corn - B3	822	998	1,174	1,351	1,527

Cost of sales	(51,225)	(25,613)	-	25,613	51,225
Collar	(14,600)	(4,316)	-	4,454	14,298
Future	70,609	35,305	-	(35,305)	(70,609)
Net effect	4,784	5,376	-	(5,238)	(5,086)

117

Financial Statements, Individual and Consolidated | 2024 a 2023

23.6	Financial instruments by category
	Parent company
	12.31.24
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
Assets
Cash and bank	436,769	-	-	436,769
Cash equivalents	-	-	3,552,255	3,552,255
Marketable securities	-	859,029	53,481	912,510
Restricted cash	34,175	-	-	34,175
Trade accounts receivable	7,589,649	-	266,210	7,855,859
Notes receivables	40,337	-	-	40,337
Derivatives not designated	-	-	6,597	6,597
Derivatives designated as hedge accounting (1)	-	-	308,006	308,006

Liabilities
Trade accounts payable	(12,239,246)	-	-	(12,239,246)
Loans and borrowings (2)	(11,445,406)	-	(6,334,836)	(17,780,242)
Derivatives not designated	-	-	-	-
Derivatives designated as hedge accounting (1)	-	-	(619,182)	(619,182)
	(15,583,722)	859,029	(2,767,469)	(17,492,162)

	Consolidated
	12.31.24
	Amortized cost	FVTOCI (3)	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	1,378,362	-	-	1,378,362
Cash equivalents	-	-	9,787,002	9,787,002
Marketable securities	289,880	874,510	53,501	1,217,891
Restricted cash	336,815	-	-	336,815
Trade accounts receivable	5,831,423	-	266,210	6,097,633
Notes receivables	40,337	-	-	40,337
Derivatives not designated	-	-	6,597	6,597
Derivatives designated as hedge accounting (1)	-	-	308,006	308,006

Liabilities
Trade accounts payable	(13,570,050)	-	-	(13,570,050)
Loans and borrowings (2)	(14,405,712)	-	(6,334,836)	(20,740,548)
Derivatives not designated	-	-	-	-
Derivatives designated as hedge accounting (1)	-	-	(619,182)	(619,182)
	(20,098,945)	874,510	3,467,298	(15,757,137)

(1) All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories .

(2) The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

(3) FVTOCI: Fair Value Through Other Comprehensive Income.

118

Financial Statements, Individual and Consolidated | 2024 a 2023

23.7	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 - Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 - Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 - Instruments for which significant inputs are non-observable. The Company does not have financial instruments in this category.

The table below presents the overall classification of financial instruments accounted at fair value by measurement hierarchy. For year ended December 31, 2023, there were no changes among the 3 levels of hierarchy.

	Parent company
	12.31.24			12.31.23
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Treasury national notes	859,029	-	859,029	-	-	-
Fair value through profit and loss
Savings account and overnight	1,582	-	1,582	11,359	-	11,359
Term deposits	-	-	-	-	-	-
Bank deposit certificates	-	3,545,946	3,545,946	-	4,438,970	4,438,970
Financial treasury bills	35,031	-	35,031	412,107	-	412,107
Investment funds	23,177	-	23,177	21,166	-	21,166
Trade accounts receivable	-	266,210	266,210	-	337,898	337,898
Derivatives	-	314,603	314,603	-	639,052	639,052
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(619,182)	(619,182)	-	(133,931)	(133,931)
Loans and borrowings	-	(6,334,836)	(6,334,836)	-	(5,021,342)	(5,021,342)
	918,819	(2,827,259)	(1,908,440)	444,632	260,647	705,279

119

Financial Statements, Individual and Consolidated | 2024 a 2023

	Consolidated
	12.31.24			12.31.23
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
National treasury notes	859,029	-	859,029	-	-	-
Stocks	15,481	-	15,481	12,103	-	12,103
Fair value through profit and loss
Savings account and overnight	1,582	-	1,582	17,570	-	17,570
Term deposits	4,562,127	-	4,562,127	2,758,300	-	2,758,300
Bank deposit certificates	-	3,716,958	3,716,958	-	4,876,861	4,876,861
Financial treasury bills	35,031	-	35,031	412,107	-	412,107
Off-shore notes	-	1,501,608	1,501,608	-	-	-
Investment funds	23,177	-	23,177	21,186	-	21,186
Trade accounts receivable	-	266,210	266,210	-	337,898	337,898
Derivatives	-	314,603	314,603	-	639,052	639,052
Other titles	20	-	20	35,751	-	35,751
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(619,182)	(619,182)	-	(136,759)	(136,759)
Loans and borrowings	-	(6,334,836)	(6,334,836)	-	(5,021,342)	(5,021,342)
	5,496,447	(1,154,639)	4,341,808	3,257,017	695,710	3,952,727

The fair value of the financial instruments approximates the book value, with the exception of the cases presented below and for disclosure purposes only, the bonds are stated based on observable prices in active markets and the debentures are measured using discounted cash flows.

		Parent company and Consolidated
			12.31.24		12.31.23
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 4 7/8	USD	2030	(3,706,212)	(3,351,896)	(2,896,104)	(2,506,390)
BRF SA BRFSBZ 5 3/4	USD	2050	(4,135,792)	(3,262,625)	(3,209,653)	(2,398,081)
Debenture - 1st issue	BRL	2026	(550,542)	(520,552)	(830,144)	(853,640)
Debenture - 2nd issue	BRL	1st serie 2027 and 2nd series 2030	(2,739,446)	(2,897,325)	(2,681,294)	(3,048,882)
Debenture - 3rd issue	BRL	2031	(1,109,135)	(1,109,135)	(1,214,044)	(1,214,044)
Debenture - 4rd issue	BRL	1st serie 2027 and 2nd series 2032	(1,062,066)	(1,139,664)	(1,908,952)	(2,032,361)
Debenture - 5rd issue	BRL	1st serie 2029, 2nd series 2031 and 3rd series 2034	(1,765,547)	(1,780,894)	-	-
Parent company			(15,068,740)	(14,062,091)	(12,740,191)	(12,053,398)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(1,759,349)	(1,712,346)	(1,453,805)	(1,360,530)
Consolidated			(16,828,089)	(15,774,437)	(14,193,996)	(13,413,928)

Accounting policy:

Financial instruments are contracts that give rise to a financial asset for one entity and a financial liability or equity instrument for another. Their presentation in the statement of financial position and explanatory notes takes place according to the characteristics of each contract.

Financial assets: Financial assets are recognized when the entity becomes party to the contractual provisions of the instrument and classified based on the characteristics of its cash flows and on the management model for the asset. The table below shows financial assets are classified and measured:

120

Financial Statements, Individual and Consolidated | 2024 a 2023

Category	Initial Measurement	Subsequent Measurement
Amortized cost	Accounts receivable from clients and other receivables: billed amount adjusted to present value and, when applicable, reduced by expected credit losses

	For other assets: fair value less costs directly attributable to its issuance, reduced by expected credit losses	Interest, changes in amortized cost and expected credit losses recognized in the income statement.
Fair value through profit and loss (“FVTPL”)	Fair value	Variation on the fair value recognized in the income statement.
Fair value through other comprehensive Income (“FVTOCI”).	Fair value less costs directly attributable to its issuance.	Changes in fair value recognized in other comprehensive income.

The Company evaluates expected credit losses in each reporting period for instruments measured at amortized cost and for debt instruments measured at Fair value through Other comprehensive income. Losses and reversals of losses are recorded in the income statement.

The interests of financial assets are recorded on Financial income (expenses), net.

Financial assets: Only derecognized when contractual rights expire or are effectively transferred.

•        Cash and cash equivalents: comprise the balances of cash, banks and securities of immediate liquidity whose maturities, at the time of acquisition, are equal to or less than 90 days, readily convertible into a known amount of cash and which are subject to an insignificant risk of change in value. Securities classified in this group, by their very nature, are measured at fair value through profit or loss.

•        Expected credit losses in accounts receivable from customers and other receivables: the Company regularly assesses the historical losses on the customer portfolios it has in each region, taking in consideration the dynamics of the markets in which it operates and instruments it has for reducing credit risks, such as: letters of credit, insurance and collateral, as well as identifying specific customers whose risks are significantly different than the portfolio, which are treated according to individual expectations.

Based on these assessments, estimated loss factors are generated by portfolio and aging class, which, applied to the amounts of accounts receivable, generate the expected credit losses. Additionally, the Company evaluates macroeconomic factors that may influence these losses and, if necessary, adjusts the calculation model.

Securities receivable with legal proceedings in place are reclassified to noncurrent as well as the related estimated credit losses. The securities are written off against the estimated loss when the Management considers that they are no longer recoverable after taking all appropriate actions to collect them.

•        Restricted cash: the Company has restricted cash arising from business combinations to guarantee certain indemnity events. The classification of cash between current and non-current assets takes place in accordance with the contractual rules for releasing the amounts to each party.

Financial liabilities: Financial liabilities are recognized when the entity becomes party to the contractual provisions of the instrument. The initial measurement is at fair value and subsequently at amortized cost using the effective interest rate method. The interests of financial liabilities are recorded on Financial income (expenses), net. A financial liability is only derecognized when the contractual obligation expires, is settled or canceled.

Adjustment to present value: The Company measures the adjustment to present value on short and long-term balances of accounts receivable, suppliers and other obligations, being recognized as a deduction in the asset accounts against Financial income (expenses), net.

Hedge accounting:

Cash flow hedge: the effective portion of the gain or loss on the hedge instrument is recognized under Other Comprehensive Income and the ineffective portion in the Financial result. Accumulated gains and losses are reclassified to the Income statement or statement of financial position when the hedge object is recognized, adjusting the item in which the hedge object was accounted for.

When the instrument is designated in a cash flow hedge relationship, changes in the fair value of the future element of the forward contracts and the time value of the options are recognized under Other Comprehensive Income. When the instrument is settled, these hedge costs are reclassified to the income statement together with the intrinsic value of the instruments.

A hedging relationship is discontinued prospectively when it no longer meets the criteria for qualifying as hedge accounting. Upon discontinuation of a cash flow hedge relationship in which the hedged future cash flows are still expected to occur, the accumulated amount remains under Other Comprehensive Income until the flows occur and are reclassified to income.

Fair value hedge: the effective portion of the hedge instrument’s gain or loss is recognized in the Income Statement or statement of financial position, adjusting the item under which the hedge object is or will be recognized. The hedge object, when designated in this relationship, is also measured at fair value.

Net investment hedge: the effective result of the exchange variation of the instrument is recorded under Other Comprehensive Income, in the same item in which the accumulated translation adjustments of the investments (hedge objects) are recognized. Only when the hedged investments are sold, the accumulated amount is reclassified to the income statement, adjusting the gain or loss on the sale.

121

Financial Statements, Individual and Consolidated | 2024 a 2023

24.	Segment Information

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	In-natura: production and sale of whole poultry and cuts and pork and other cuts;
»	Semi processed: production and marketing of in-natura cooked and smoked foods;
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products;
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

122

Financial Statements, Individual and Consolidated | 2024 a 2023

The net sales by nature for each reportable operating segment is set forth below:

	Consolidated
Net sales	12.31.24	12.31.23
Brazil
In-natura	7,082,453	6,133,183
Semi processed (1)	1,988,415	1,733,981
Processed	19,675,454	18,683,405
Other sales	94,311	308,349
	28,840,633	26,858,918

International
In-natura	24,597,920	20,252,213
Semi processed (1)	651,624	352,087
Processed	3,755,026	3,104,193
Other sales	168,585	143,271
	29,173,155	23,851,764

Other segments	3,365,250	2,904,758
	61,379,038	53,615,440

(1) In 2024, the company included a new type of product called “semi processed products”, so the figures for 2023 have been restated.

The gross profit and income (loss) before financial results for each segment and for Corporate are set forth below:

			Consolidated
	Gross profit		Income (loss) before financial results and income taxes
	12.31.24	12.31.23	12.31.24	12.31.23
Brazil	7,733,707	5,916,699	2,750,655	1,602,298
Margin (%)	26.8%	22.0%	9.5%	6.0%
International	7,431,712	2,121,851	3,981,318	(1,214,167)
Margin (%)	25.5%	8.9%	13.6%	-5.1%
Other segments	775,647	764,791	322,569	357,720
Margin (%)	23.0%	26.3%	9.6%	12.3%
Subtotal	15,941,066	8,803,341	7,054,542	745,851
Corporate	(105,250)	30,360	(214,156)	90,290
Total	15,835,816	8,833,701	6,840,386	836,141
Margin (%)	25.8%	16.5%	11.1%	1.6%

The composition of selected items that were not allocated to the Company’s operating segments as they are not linked to its main activity and, therefore, were presented as Corporate is set forth below:

	Consolidated
Corporate	12.31.24	12.31.23
Results with sale and disposal of fixed assets and investments	(3,527)	86,475
Reversal/(provision) for tax and civil contingencies	(79,546)	21,707
Expenses with demobilization	(8,915)	(277)
Weather events	(112,701)	-
Other	(9,467)	(17,615)
	(214,156)	90,290

123

Financial Statements, Individual and Consolidated | 2024 a 2023

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales in the years ended December 31, 2024, and 2023.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	2,159,259	1,783,873	549,072	415,904	2,708,331	2,199,777
Other segments	460,505	455,567	474,716	474,871	935,221	930,438
	3,771,262	3,390,938	2,006,266	1,873,253	5,777,528	5,264,191

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

Accounting policy:

An operating segment is a component of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company’s management reviews the financial information for decision making. The Company’s management identified the operating segments, which meet the quantitative and qualitative parameters of disclosure, pursuant its current management model.

25.	Net Sales

	Parent company		Consolidated
	12.31.24	12.31.23	12.31.24	12.31.23
Gross sales
Brazil	35,424,594	32,922,387	35,424,872	32,922,332
International	21,524,346	18,920,322	30,784,576	25,203,968
Other segments	2,516,113	2,120,752	3,955,631	3,494,983
	59,465,053	53,963,461	70,165,079	61,621,283

Sales deductions
Brazil	(6,584,242)	(6,063,414)	(6,584,239)	(6,063,414)
International	(162,261)	(117,697)	(1,611,421)	(1,352,204)
Other segments	(212,278)	(201,431)	(590,381)	(590,225)
	(6,958,781)	(6,382,542)	(8,786,041)	(8,005,843)

Net sales
Brazil	28,840,352	26,858,973	28,840,633	26,858,918
International	21,362,085	18,802,625	29,173,155	23,851,764
Other segments	2,303,835	1,919,321	3,365,250	2,904,758
	52,506,272	47,580,919	61,379,038	53,615,440

124

Financial Statements, Individual and Consolidated | 2024 a 2023

Accounting policy:

Sales revenues are recognized and measured observing the following steps: (i) identification of the contracts with customers, formalized through sales orders; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) revenue recognition as it satisfies the performance obligations.

Revenues are recognized by the amount that reflects the Company’s expectation to receive for the sale of products, net of applicable taxes, returns, rebates and discounts.

The sales process begins with sales orders. The discounts and rebates may be negotiated on a spot basis or may have its conditions formally defined in the agreements, generally signed with large retail and wholesale chains. In all cases, the performance obligation is satisfied when the control of the goods is transferred to the client, which will depend on the type of freight contracted by the customer.

The Company has sales with immediate and deferred payments. The deferred payments are adjusted to present value to recognize the financial component (note 23.1).

125

Financial Statements, Individual and Consolidated | 2024 a 2023

26.	Expenses by Nature

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company		Consolidated
	12.31.24	12.31.23	12.31.24	12.31.23
Costs of sales
Raw materials and supplies	(26,917,785)	(27,854,359)	(32,717,134)	(33,474,310)
Salaries and employees benefits	(5,322,081)	(4,773,282)	(6,248,972)	(5,161,849)
Depreciation	(2,420,882)	(2,280,131)	(2,705,436)	(2,448,711)
Amortization	(103,124)	(111,082)	(213,578)	(210,288)
Other	(3,361,886)	(3,197,169)	(3,658,102)	(3,486,581)
	(38,125,758)	(38,216,023)	(45,543,222)	(44,781,739)

Operating income (expenses):
Sales
Indirect and direct logistics expenses	(3,778,671)	(3,903,856)	(3,775,463)	(3,691,443)
Marketing	(761,953)	(635,096)	(963,537)	(802,754)
Salaries and employees benefits	(1,492,886)	(1,277,399)	(2,000,136)	(1,697,652)
Depreciation	(251,430)	(221,825)	(443,188)	(382,267)
Amortization	(58,985)	(63,191)	(92,898)	(82,911)
Other	(512,319)	(488,386)	(807,440)	(797,136)
	(6,856,244)	(6,589,753)	(8,082,662)	(7,454,163)

Administrative expenses
Salaries and employees benefits	(316,368)	(228,937)	(531,780)	(366,142)
Fees	(128,856)	(65,107)	(129,348)	(65,417)
Depreciation	(26,206)	(33,483)	(47,308)	(41,710)
Amortization	(2,416)	(46,866)	(22,305)	(58,894)
Other	(75,389)	(101,191)	(222,318)	(225,673)
	(549,235)	(475,584)	(953,059)	(757,836)

Impairment loss on trade receivables	(13,473)	(24,072)	(28,817)	(32,809)

Other operating income (expenses), net
Recovery of expenses	54,178	47,092	62,495	52,600
Civil and tax contingencies (assets or liabilities)	(119,391)	150,281	(124,680)	146,423
Results with sale and disposal of fixed assets and investments	5,880	62,638	163,983	63,229
Other	(24,483)	(18,590)	(19,015)	(11,740)
	(83,816)	241,421	82,783	250,512

126

Financial Statements, Individual and Consolidated | 2024 a 2023

The Company incurred in expenses with internal research and development of new products of R$66,068 for the year ended December 31, 2024, in the Parent Company and in the Consolidated (R$48,041 in the Parent Company and in the Consolidated for the year ended December 31, 2023).

27.	Financial Income (Expenses)
	Parent company		Consolidated
	12.31.24	12.31.23	12.31.24	12.31.23
Financial income
Interest on cash and cash equivalents	330,603	332,005	781,761	544,009
Income with marketable securities	114,488	66,867	138,860	93,410
Fair value through profit and loss	114,488	66,867	114,310	66,868
Amortized cost	-	-	24,550	26,542
Interest on recoverable taxes	253,114	434,194	254,034	434,737
Interest and financial income on other assets	45,968	72,139	51,137	130,364
	744,173	905,205	1,225,792	1,202,520
Financial expenses
Interests on loans and borrowings	(1,674,732)	(1,910,225)	(1,903,199)	(2,156,842)
Interest with related parties	(503,126)	(449,791)	-	-
Interest on contingencies	(141,383)	(144,281)	(141,385)	(144,281)
Interest on leases	(356,130)	(302,546)	(386,683)	(323,452)
Interest on actuarial liabilities	(36,771)	(39,581)	(74,199)	(53,193)
Taxes on financial income	(38,450)	(43,543)	(40,773)	(49,531)
Adjustment to present value (2)	(780,976)	(1,024,518)	(663,456)	(1,001,451)
Other financial expenses	(291,254)	(296,481)	(436,144)	(407,562)
	(3,822,822)	(4,210,966)	(3,645,839)	(4,136,312)
Foreign exchange, prices and monetary variations
Exchange rate variation on monetary assets and liabilities and prices	(2,992,441)	1,242,103	123,681	161,154
Foreign exchange of derivatives	206,772	(363,373)	198,107	(312,201)
Interest and fair value of derivatives	(26,528)	(281,711)	(26,886)	(284,716)
Net Monetary Gains or Losses (1)	-	-	334,632	548,708
	(2,812,197)	597,019	629,534	112,945
	(5,890,846)	(2,708,742)	(1,790,513)	(2,820,847)
(1)	Effects of monetary correction resulting from operations in hyperinflationary economy.
(2)	The adjustment to present value considers the balances of trade accounts receivable and trade accounts payable and the rate used for the year ended on December 31, 2024, was 14.32% p.a. (13.13% p.a. for the year ended on December 31, 2023).

127

Financial Statements, Individual and Consolidated | 2024 a 2023

28.	Related Parties

The balances of the transactions with related parties are as follows:

								Parent company
	Accounts receivable		Dividends and interest on shareholders' equity receivable	Trade accounts payable		Other rights		Advances and other liabilities
	12.31.24	12.31.23	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24		12.31.23
AES Brasil	-	-	-	(152)	-	-	-	-		-
Al Khan Foodstuff LLC ("AKF")	121,815	-	-	-	-	-	-	-		-
Al-Wafi Al-Takamol International for Foods Products	329,766	-	-	-	-	-	-	-		-
Al-Wafi Factory	273,253	-	-	-	-	-	-	-		-
Banvit Bandirma Vitaminli	-	-	-	-	-	29,065	708	-		-
BRF Energia S.A.	-	-	-	(357,870)	(208,168)	-	-	-		-
BRF Foods GmbH	170,508	346,703	-	-	-	-	124	-		-
BRF Foods LLC	-	-	-	-	-	-	-	(311)		-
BRF Global GmbH	1,665,209	3,118,425	-	(11,104)	(2,527,079)	-	-	(5,279,524)	(1)	(4,807,979)
BRF Global Company South Africa Proprietary Ltd.	-	-	-	(3,786)	-	-	-	-		-
BRF GmbH	-	-	-	-	-	-	-	(1,561,003)	(2)	(1,300,782)
BRF Japan KK	-	-	-	(2,144)	-	-	-	-		-
BRF Korea LLC	-	-	-	(684)	-	-	-	-		-
BRF Kuwait Food Management Company WLL	27,951	-	-	-	-	-	-	-		-
BRF Shanghai Management Consulting Co. Ltd.	-	-	-	(4,717)	-	-	-	-		-
BRF Singapore Foods PTE Ltd.	-	-	-	(203)	-	-	-	-		(2,683)
Federal Foods LLC	238,631	-	-	-	-	-	-	-		-
Federal Foods Qatar	171,384	-	-	-	-	-	-	(9)		-
Hercosul Alimentos Ltda.	20,178	5,968	-	-	-	446	440	-		-
Hercosul International S.R.L.	83	19	-	(4,641)	(305)	-	-	-		-
Joody Al Sharqiya Food Production Factory LLC	76,775	-	-	-	-	-	-	-		-
Mogiana Alimentos S.A.	16,343	9,953	-	-	-	517	497	-		-
Sadia Alimentos S.A.U.	-	-	-	-	-	-	-	(2,535)		(3,247)
Sadia Chile SpA	188,431	221,298	-	-	-	45,826	90	(31)		-
Sadia Uruguay S.A.	6,563	418	-	-	-	1,146	-	(18,624)		(57,567)
VIP S.A. Empreendimentos e Partic. Imob.	-	-	13	-	-		-	-		-
Marfrig Global Foods S.A.	15,044	7,945	-	(36,266)	(21,370)	582	-	(229)		-
Marfrig Chile S.A.	3,626	1,762	-	-	-	-	-	-		-
Quickfood S.A.	24,223	24,852	-	-	-	-	-	-		-
Dicasold S.A.	1,659	-	-	-	-	-	-	-		-
MFG Agropecuária Ltda.	-	1	-	-	-	-	-	-		-
Weston Importers Ltd.	-	-	-	-	-	2,177	-	-		-
Pampeano Alimentos S.A.	257	473	-	(114)	(112)	-	-	-		-
Total	3,351,699	3,737,817	13	(421,681)	(2,757,034)	79,759	1,859	(6,862,266)		(6,172,258)

128

Financial Statements, Individual and Consolidated | 2024 a 2023

(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other obligations with Related parties.

	Consolidated
	Accounts receivable		Trade accounts payable		Other rights	Advances and other liabilities
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.24
Marfrig Global Foods S.A.	16,145	7,945	(36,266)	(24,838)	582	(229)
Marfrig Chile S.A.	3,626	2,563	-	(195)	-	-
Quickfood S.A.	24,223	24,852	-	-	-	-
Marfrig Alimentos S.A.	1,659	-	-	-	-	-
Weston Importers Ltd.	1,416	366	(5,587)	-	-	-
MFG Agropecuária Ltda.	-	1	-	-	-	-
Pampeano Alimentos S.A.	257	473	(114)	(112)	-	-
Total	47,326	36,200	(41,967)	(25,145)	582	(229)

129

Financial Statements, Individual and Consolidated | 2024 a 2023

	Parent company
	Sales		Financial results, net		Purchases		Other operating income (expenses)
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24
AES Brasil	114,821	-	-	-	-	-	-
Al Khan Foodstuff LLC ("AKF")	223,698	-	-	-	-	-	-
Al-Wafi Al-Takamol International for Foods Products	1,113,357	-	-	-	-	-	-
Al-Wafi Factory	178,839	-	-	-	-	-	-
BRF Energia S.A.	-	-	-	-	(266,893)	(298,247)	-
BRF Global GmbH (1)	7,520,164	17,520,230	(499,102)	(445,631)	-	-	-
BRF Japan KK	-	-	-	-	(4,618)	-	-
BRF Korea LLC	-	-	-	-	(1,382)	-	-
BRF Kuwait Food Management Company WLL	231,280	-	-	-	-	-	-
BRF Shanghai Management Consulting Co. Ltd.	-	-	-	-	(7,414)	-	-
BRF Singapore Foods PTE Ltd.	-	-	-	-	(16,532)	-	-
BRF Global Company South Africa Proprietary Ltd.	-	-	-	-	(5,522)	-	-
Federal Foods LLC	761,526	-	-	-	-	-	-
Federal Foods Qatar	232,919	-	-	-	-	-	-
Hercosul Alimentos Ltda.	44,113	22,756	-	-	-	-	-
Hercosul Distrib. Ltda.	8	11	-	-	-	-	-
Hercosul International S.R.L.	-	1,427	-	-	-	(2,286)	-
Joody Al Factory	85,328	-	-	-	-	-	-
Mogiana Alimentos S.A.	49,756	41,753	-	-	-	-	-
Partner companies	57,337	-	-	-	-	-	-
Sadia Alimentos S.A.U.	-	-	(189)	(176)	-	-	-
Sadia Chile SpA	350,120	414,832	-	-	-	-	-
Sadia Uruguay S.A.	56,088	110,456	(3,835)	(3,984)	-	-	-
Marfrig Global Foods S.A.	72,684	61,320	8,227	-	(413,850)	(362,793)	17,601
Marfrig Chile S.A.	26,080	8,167	-	-	-	-	-
Quickfood S.A.	118,860	95,631	-	-	-	-	-
Dicasold S.A.	21,045	-	-	-	-	-	-
Pampeano Alimentos S.A.	1,147	866	-	-	(1,934)	(112)	-
Total	11,259,170	18,277,449	(494,899)	(449,791)	(718,145)	(663,438)	17,601
(1)	As of 2024, BRF S.A. began to consider direct sales to some customers abroad.

130

Financial Statements, Individual and Consolidated | 2024 a 2023

	Consolidated
	Sales		Financial results, net.	Purchases		Other operating income (expenses)
	12.31.24	12.31.23	12.31.24	12.31.24	12.31.23	12.31.24
Marfrig Global Foods S.A.	72,684	61,320	8,227	(413,850)	(472,903)	17,601
Marfrig Chile S.A.	26,691	12,790	-	(668)	(1,290)	-
Quickfood S.A.	118,859	95,631	-	-	-	-
Weston Importers Ltd.	4,389	1,536	-	(186,315)	-	-
Dicasold S.A.	21,045	-	-	-	-	-
Pampeano Alimentos S/A	1,147	866	-	(1,934)	(112)	-
Total	244,815	172,143	8,227	(602,767)	(474,305)	17,601

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy respecting market conditions. As of December 31, 2024, the balance of these transactions was R$1,099,857 (R$1,132,634 as of December 31, 2023).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 19). Additionally, the Company leased properties owned by BRF Previdência, and for the year ended December 31, 2024, the total amount of lease payments was R$22,971 (R$21,936 for the year ended December 31, 2023).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

On August 14, 2023, BRF provided financing guarantees to Potengi, with Banco do Brasil S.A., through the opening of fixed credit up to a limit of R$144,000, coming from ordinary resources from the Fundo de Desenvolvimento do Nordeste – (“FDNE”), transferred to finance the implementation of the Cajuína 1 Wind Generating Plant, located in Rio Grande do Norte.

On January 19, 2024, BRF provided guarantees with the purpose of ensuring compliance with the main and additional obligations undertaken by Potengi at its first issue of 300,000 simple debentures, not convertible into shares, in a single series, with a maturity period of eighteen (18) years. The nominal unit value is R$1, with BRF providing a personal guarantee for the amount corresponding to 24% of the issue value.

On March 27, 2024, BRF provided guarantees to ensure compliance with the main and ancillary obligations assumed by Potengi under its 2nd issue of 2,100,000 simple debentures, not convertible into shares, in a single series, with a maturity of 18 years. The nominal unit value expressed in Reais is R$0.10, and BRF has provided a fiduciary guarantee for an amount corresponding to 24% of the issue value.

On May 21, 2024, BRF signed a strategic product supply contract with the Saudi Agricultural and Livestock Investment Company (“SALIC”). The contract allows SALIC to purchase up to 200,000 tons of product per year whenever there is a state of food emergency in the Kingdom of Saudi Arabia.

The price to SALIC will be equivalent to an average of market prices charged by the Company to other customers and the obligation to supply will only exist if BRF has plants authorized to export to the Kingdom of Saudi Arabia with sufficient volume to also supply its other customers in that country. Up to the date of approval of this interim financial information, no transaction linked to this contract had been carried out.

131

Financial Statements, Individual and Consolidated | 2024 a 2023

On September 3, 2024, BRF and Marfrig signed a supply contract under which BRF will buy inputs and meat products produced by Marfrig. The contract will run for twenty-four months from the date of signature, and Marfrig will invoice on a monthly basis, based on the volume of inputs and meat products purchased by BRF. The estimated expenditure for the entire period of the contract is R$ 550,000.

During the year ended on December 12, 2024, the company signed an agreement with Marfrig Global Foods S.A. to acquire ICMS credits calculated in the state of São Paulo and held by Marfrig. In the year ended on December 31, 2024, R$256,000 was transferred, with a discount in line with the market (note 9.1).

28.1	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
	12.31.24	12.31.23
Salary and profit sharing	105,829	61,427
Short-term benefits (1)	250	266
Private pension	896	800
Termination benefits	1,395	8,413
Share-based payment	28,149	14,923
	136,519	85,829
(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$22,396 for the year ended December 31, 2024 (R$16,917 for the year ended December 31, 2023). Furthermore, one director held an executive position in one of our subsidiaries, receiving a total of R$492 in remuneration and benefits in the year ended December 31, 2024.

29.	Government Grants

The Company has tax benefits related to ICMS granted by the state governments as follows: Programa de Desenvolvimento Industrial e Comercial de Mato Grosso (“PRODEIC”), Programa de Desenvolvimento do Estado de Pernambuco (“PRODEPE”) and Fundo de Participação e Fomento à Industrialização do Estado de Goiás (“FOMENTAR”), which was migrated to the Regional Development Program (ProGoiás). Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development.

In the year ended on December 31, 2024, the balance of the tax incentive reserve is R$639,741.

Investment grants totaled R$413,191 on December 31, 2024 (R$349,390 on December 31, 2023), which were recorded in the income statement under Net revenue, Cost of goods sold and Other operating income (expenses), net, according to the nature of each grant.

132

Financial Statements, Individual and Consolidated | 2024 a 2023

Accounting policy: Government grants are recognized at fair value when there is reasonable assurance that the conditions established will be met and the benefit will be received.
30.	Commitments

In the normal course of the business, the Company entered into long-term agreements with third parties, which mainly include purchase of, secondary materials, energy inputs, storage and industrialization services, among others to support its activities. In these agreements, the prices agreed may be fixed or to be fixed. These agreements contain termination clauses for non-compliance with essential obligations and the minimum contractually agreed is generally purchased and, for this reason, there are no liabilities recorded in addition to the amount that is recognized on an accrual basis. On December 31, 2024, firm purchase commitments in the Parent Company totaled R$4,164,738 and R$4,523,501 in the Consolidated (R$4,524,719 in the Parent Company and R$5,023,227 in the Consolidated as on December 31, 2023).

31.	Insurance Coverage - Consolidated

The Company’s policy for insurance considers the concentration and relevance of the risks identified in its risk management program.

		12.31.24
Assets covered	Coverage	Amount of coverage

Operational risks	Coverage against damage to buildings, facilities, inventory, machinery and equipment, loss of profits.	4,321,206
Transport of goods	Coverage of goods in transit and in inventories.	1,191,749
Civil responsability	Third party complaints.	487,762

Each legal entity has its own coverages, which are not complementary.

32.	Transactions that do not Involve Cash

The following transactions did not involve cash or cash equivalents during the year ended December 31, 2024:

(i)	Capitalized loan interest: for the year ended December 31, 2024, amounted to R$32,131 in the Parent Company and R$34,003 in the Consolidated (R$51,225 in the Parent Company and R$56,871 in the Consolidated for the year ended December 31, 2023).
(ii)	Addition of lease by right-of-use assets and respective lease liability: for year ended on December 31, 2024, amounted to R$868,814 in the parent company and R$1,241,654 in the consolidated (R$1,373,778 in the Parent Company and R$1,420,083 in the Consolidated for the year ended December 31, 2023).

133

Financial Statements, Individual and Consolidated | 2024 a 2023

33.	Approval of the Financial Statements

The financial statements were approved and the issuance authorized by the Board of Directors on February 26, 2025.

BOARD OF DIRECTORS

Global President Office (Non-Independent)	Marcos Antonio Molina dos Santos
Vice-Chairman (Non-Independent)	Márcia Aparecida Pascoal Marçal dos Santos
Non-Independent Member	Marcos Fernando Marçal dos Santos
Non-Independent Member	Márcio Hamilton Ferreira
Independent Member	Eduardo Augusto Rocha Pocetti
Non-Independent Member	Sérgio Agapito Lires Rial
Independent Member	Pedro de Camargo Neto
Independent Member	Augusto Marques da Cruz Filho
Independent Member	Flavia Maria Bittencourt

FISCAL COUNCIL

Member	Marco Antônio Peixoto Simões Velozo
Member	Ricardo Florence dos Santos
Member	Alexandre Eduardo De Melo

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator	Augusto Marques da Cruz Filho
Member	Eduardo Augusto Rocha Pocetti
External Member	Esmir Oliveira

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Miguel de Souza Gularte
Financial and Investor Relations Vice-President	Fábio Luis Mendes Mariano
People, Sustainability and Digital Vice-President	Alessandro Rosa Bonorino
Vice President of Industrial Operations and Logistics	Artemio Listoni
Agribusiness and Product Quality Vice-President	Fabio Duarte Stumpf
International Markets and Planning Vice-President	Leonardo Campo Dallorto
Brazil Commercial Vice-President	Manoel Reinaldo Manzano Martins Junior
Marketing and New Businesses Vice-President	Marcel Sacco

Marcos Roberto Badollato
Accounting Director - CRC 1SP219369/O-4

134

INDEPENDENT AUDITORS’ REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Board of directors and shareholders of

BRF S.A.

Itajaí – SC

Opinion

We have audited the accompanying individual and consolidated financial statements of BRF S.A. (the Company), identified as parent and consolidated, respectively, which comprise the statement of financial position as of December 31, 2024 and the respective statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and the corresponding explanatory notes, including material accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of BRF S.A. as of December 31, 2024, its individual and consolidated financial performance and individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently denominated IFRS Accounting Standards).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our judgment, were of most significance in our audit in the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements taken as a whole and in forming our opinion on such individual and consolidated financial statements and, therefore, we do not provide a separate opinion on these matters.

135

1.	Impairment of cash-generating units, including intangible assets with indefinite useful life (goodwill) – Notes 13, 14 and 14.1

Reason why the matter was considered a key audit matter

The Company has significant amounts recorded under property, plant and equipment and intangible assets (consolidated) on December 31, 2024, in the amounts of R$15,068,229 thousand and R$6,673,211 thousand, respectively. Accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently denominated IFRS Accounting Standards) require the Company to annually test the recoverability of amounts recorded as intangible assets with no defined useful life and/or assets with indicators of recoverability losses.

As mentioned in Explanatory Note 14.1, assets impairment test involves a high degree of subjectivity and judgment on the part of management, based on the discounted cash flow method, considering complex subjective and significant assumptions such as sales revenue, commodity costs, discount rate, inflation projection, economic growth, among others.

Therefore, the use of different assumptions can significantly modify the perspective of recoverability of these assets and the possible need to record an impairment adjustment, with a consequent impact on the individual and consolidated financial statements, having been considered an area of risk due to the uncertainties inherent in the process of determining the estimates and judgments involved. Due to these aspects, this topic was, again, considered one of the key audit matters in our audit of the current year.

How the matter was addressed in our audit

Our audit procedures included, among others:

•	Evaluation of the design of internal control framework implemented by management related to impairment testing (and operational effectiveness of key internal controls);
•	Evaluation of the analysis prepared by management, supported by our internal specialists in corporate finance, to evaluate the reasonableness of the model used in management´s evaluation, the logical and arithmetic adequacy of the cash flows projections as well as evaluation of consistency of the key information and assumptions used in the projections of future cash flows, by comparing the budgets approved by the Executive Board and the assumptions and market input (such as sales and cost of commodities), in addition to discount and perpetuity growth rates considered;
•	Discussion with management about the business plan;
•	Challenge of the assumptions used by management to corroborate if there were assumptions not consistent and/or that required review;
•	Assessment of the adequacy of the Company's disclosures regarding certain sensitive assumptions used in the impairment test, that is, those with a significant effect on determining the recoverable amount of the assets subject to the impairment test; and
•	Evaluation if the disclosures in notes are consistent with the information and representations obtained from management.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate the recoverable value of such assets are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our auditing procedures in the context of those individual and consolidated financial statements taken as a whole.

2.	Recoverability of the deferred tax asset (parent and consolidated) – Note 10

As of December 31, 2024 the Company has balances of deferred income tax and social contribution assets substantially related to tax losses, negative basis of social contribution and temporary differences arising from temporary provisions recognized in the amounts of R$ 2,238,313 thousand and R$ R$2,331,012 thousand (parent and consolidated, respectively), recognized as non-current assets. These balances of deferred taxes were recognized based on studies that contain projections of future taxable income. The annual study of the recoverability of such assets involves, among others, the use of critical judgments that imply subjectivity concerning taxable income projections and may differ from the actual data and amounts realized.

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Therefore, the use of different assumptions and respective uncertainties (such as revenues and cost of commodities) may significantly change the expected realization of these assets and may require recognition of impairment, which would consequently impact the individual and consolidated financial statements. Due to these aspects, this issue was considered, again, a key audit matter in our audit for the current year.

How the matter was addressed in our audit

Our audit procedures included, among others:

•	Evaluation of the design of internal control framework implemented by management related to the estimate of future taxable income to support the recoverability of deferred tax assets;
•	Evaluation of the analysis prepared by management, supported by our internal specialists in corporate finance, to evaluate the reasonableness of the model used in management´s evaluation, the logical and arithmetic adequacy of the cash flows projections as well as evaluation of consistency of the key information and assumptions used in the projections of future taxable income and cash flows, by comparing the budgets approved by the Executive Board and the assumptions and market inputs;
•	Discussion with management about the business plan;
•	Challenge of the assumptions used by management to corroborate if there were assumptions not consistent and/or that required review;
•	Involvement of our professionals specialized in taxes to evaluate the calculation bases of tax losses and negative basis of social contribution and analysis of compliance with tax legislation, as well as temporary differences used by the Company, comparing them with the corresponding tax records;
•	Analyzes of the disclosures required in the individual and consolidated financial statements; and
•	Evaluation if the disclosures in notes are consistent with the information and representations obtained from management.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate the recoverable value of such assets are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our auditing procedures in the context of those individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2024, prepared under the responsibility of the Company’s management and presented as supplemental information for IFRS purposes, have been subject to auditing procedures which were performed together with the audit of the Company’s financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in NBC TG 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in said technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

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Other information accompanying the individual and consolidated financial statements and auditor’s report thereon

The Company’s Management is responsible for this other information that is included in the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise, appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently denominated IFRS Accounting Standards), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements, unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with the Company’s and its subsidiaries’ governance are responsible for overseeing the financial reporting process.

Auditor’s responsibility for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

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•	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions or misrepresentations;
•	Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal controls;
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;
•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation; and
•	Obtain sufficient and appropriate audit evidence regarding the financial statements of the entities or business activities within the group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters. We describe these matters in our audit report, unless law or regulation preclude public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 26, 2025.

Grant Thornton Auditores Independentes Ltda.

CRC 2SP-025.583/O-1

Octavio Zampirollo Neto

Accountant CRC 1SP-289.095/O-3

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Financial Statements, Individual and Consolidated | 2024 a 2023

Opinion of the Fiscal Council

The Fiscal Council of BRF S.A., in fulfilling its statutory and legal duties, examined:

(i)	the financial statements (Parent Company and Consolidated) for the fiscal year ended December 31, 2024;
(ii)	the Management Report; and
(iii)	the report issued without qualification by Grant Thornton Auditores Independentes Ltda. on February 26, 2025.

Based on the documents reviewed and the explanations provided, the members of the Fiscal Council, undersigned, issued the opinion that the financial statements and the management report are appropriately presented and in condition of appreciation by the Annual General Meeting.

São Paulo, February 26, 2025.

Marco Antônio Peixoto Simões Velozo

Fiscal Council Member

Ricardo Florence dos Santos

Fiscal Council Member

Alexandre Eduardo De Melo

Fiscal Council Member

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Financial Statements, Individual and Consolidated | 2024 a 2023

Summarized Annual Report of the Audit and Integrity Committee

Summary of the Audit Committee Activities in 2024

The current composition of the Audit and Integrity Committee (“CAI”) was elected on April 15, 2024, pursuant to the meeting of the Board of Directors. The Internal Bylaws of the CAI is available at the website https://ri.brf-global.com. The Committee (“CAI”) met periodically as provided in its Internal Regulations, in ordinary and extraordinary meetings, which in the year 2024, totaled 8 meetings. The main topics of discussion are described below, which were presented and discussed with the Company’s Board of Directors.

Issues discussed by the Audit and Integrity Committee

The meetings were attended, whenever required and in accordance with the Agenda, by the Global Chief Executive Officer of the Company, the Vice-Presidents, Executive Directors, Executive Managers, Internal Auditors, Independent Auditors and external advisors to enable the understanding of the processes, internal controls, risks, possible deficiencies and eventual plans for improvement, as well as issuing their recommendations to the Board of Directors and Executive Board of the Company.

The main topics discussed by the Audit and Integrity Committee were:

•	The Internal Audit received in 2021 a “Certification of Evaluation of the Quality of the Internal Audit Department”, granted by the Institute of Internal Auditors (The IIA), international independent organization which evaluates globally the quality of the internal audit activities in public and private organizations, making BRF the 25th certified company in Brazil, which demonstrates the ongoing investment in an efficient structure of governance, with high ethical and transparency standards;

•	Monitoring and supervision of the international investigations by the international authorities, specifically the Saudi Arabia and Turkish Competition Authority;

•	Discussion of the planning, scope and main conclusions obtained in the quarterly review (“ITR”) and opinion on the issuance of the financial statements of 2024;

•	Monitoring the status of tests on the effectiveness of the Company's internal controls, with a view to addressing any significant deficiencies significant deficiencies that could be reported in the financial statements;

•	Discussion, approval and supervision of the work plan and budget of the Internal Audit, as well and its reviews;

•	Monitoring and analysis of the outcomes of special investigations;

•	Monitoring on the Internal Audit reports;

•	Monitoring on the implementation of the action plans resulting from the audit reports, with emphasis on the most critical issues, reporting to the Board of Directors the most relevant ones;

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Financial Statements, Individual and Consolidated | 2024 a 2023

•	Monitoring on the operation of the Transparency Hotline and on the inquiries and complaints classified as highly critical;

•	Monitoring on the review of the Compliance Policies System, practices, trainings and controls by both management and employees, pursuant the anti-corruption law requirements, as well as initiatives focused on maintenance of the 37001:2016 Certification (Anti-Bribery Management Systems);

•	Monitoring of actions related to the Integrity System Improvement Plan, which culminated in the signing, on December 28, 2022, of the Leniency Agreement between BRF and the Controladoria Geral da União (“CGU”) and the Advocacia Geral da União ("AGU");

•	Monitoring on the management of the conduct adjustment terms entered with regulatory bodies;

•	Monitoring on the questions related to the regulatory bodies and the respective answers sent by management;

•	Opinion for approval, by the Board of Directors, of the annual financial statements;

•	Review and comments on the quarterly financials reports (“ITR”) and financial statements (“DFP”);

•	Evaluation and monitoring, with the management and Internal Audit, of the adequacy of the related parties’ transactions executed by the Company;

•	Discussion and monitoring on the update of the Reference Form (“Formulário de Referência”);

•	Analysis and opinion of the proposal sent to the Board of Directors for Independent Auditors services, supervision of activities of Independent Audit, involving the scope and the work plan, the insurance of their independence and of the quality of the services provided;

•	Monitoring on the themes related to LGPD – General Data Protection Law and themes related to cyber security.

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Financial Statements, Individual and Consolidated | 2024 a 2023

Statutory Audit and Integrity Committee Opinion

In the exercise of its legal and statutory duties, BRF’s Audit Committee has examined the financial statements (Parent Company and Consolidated) for the fiscal year ended December 31, 2024, the management report and the report issued without qualification by Grant Thornton Auditores Independentes Ltda. on February 26, 2025.

There were no instances of significant divergences between the Company’s management, the independent auditors and the Audit Committee with respect to the Company’s Financial Statements.

Based on the examined documents and the clarifications rendered, the members of the Audit Committee, undersigned, issued the opinion that the financial statements are appropriately presented and in conditions for approval.

São Paulo, February 26, 2025.

Augusto Marques da Cruz Filho

Coordinator

Eduardo Augusto Rocha Pocetti

Member

Esmir de Oliveira

Member

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Financial Statements, Individual and Consolidated | 2024 a 2023

Opinion of Executive Board on the Consolidated Financial Statements and Independent Auditor’s Report

In compliance with the dispositions of article 27, §1, sections V and VI, of the CVM Resolution Nº 80/22, the executive board of BRF S.A. states that:

(i)	reviewed, discussed and agreed with the options expressed in the audit report issued by Grant Thornton Auditores Independentes Ltda. on December 31, 2024, and
(ii)	reviewed, discussed and agreed with the Company’s financial statements for the fiscal year ended December 31, 2024.

São Paulo, February 26, 2025.

Miguel de Souza Gularte

Global Chief Executive Officer

Fábio Luis Mendes Mariano

Financial and Investor Relations Vice-President

Alessandro Rosa Bonorino

People, Sustainability and Digital Vice-President

Artemio Listoni

Vice President of Industrial Operations and Logistics

Fabio Duarte Stumpf

Agribusiness and Product Quality Vice-President

Leonardo Campo Dallorto

International Markets and Planning Vice-President

Manoel Reinaldo Manzano Martins Junior

Brazil Commercial Vice-President

Marcel Sacco

Marketing and New Businesses Vice-President

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